Exhibit 99.1

March 16, 2016

Bezeq The Israel Telecommunication Corporation Ltd.
Periodic Report for the Year 2015

Chapter A - Description of Company Operations

Chapter C - Financial Statements

Chapter D - Additional Information about the Company and Corporate Governance Questionnaire

Chapter E - Report Concerning Effectiveness of the Internal Control (SOX outline)

bezeq

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.	General development of the Group's business		A-7
	1.1	Group activities and business development	A-7
	1.2	Segments of operation	A-10
	1.3	Investments in the Company's capital and transactions in its shares	A-10
	1.4	Dividend Distribution	A-11
	1.5	Financial information about the Group's segments of operation	A-12
	1.6	Projection regarding the Group	A-20
	1.7	General environment and influence of external factors on the Group's activities	A-20
2.	Bezeq – Domestic fixed-line communications		A-38
	2.1	General Information on the Operating Segment	A-38
	2.2	Products and Services	A-42
	2.3	Breakdown of product and service revenues	A-44
	2.4	Trade receivables	A-44
	2.5	Marketing, distribution and service	A-44
	2.6	Competition	A-45
	2.7	Property, plant and equipment	A-49
	2.8	Intangible assets	A-53
	2.9	Human Resources	A-54
	2.10	Equipment and suppliers	A-56
	2.11	Working Capital	A-57
	2.12	Investments	A-57
	2.13	Financing	A-57
	2.14	Taxation	A-61
	2.15	Environmental risks and means for their management	A-61
	2.16	Restrictions and control of the Company's operations	A-62
	2.17	Substantial agreements	A-70
	2.18	Legal proceedings	A-73
	2.19	Business Goals and Strategies	A-78
	2.20	Risk Factors	A-80
3.	Pelephone – Mobile radio-telephone (cellular telephony)		A-83
	3.1	General information about the segment of operation	A-83
	3.2	Services and Products	A-86
	3.3	Revenue from products and services	A-87
	3.4	Trade receivables	A-87
	3.5	Marketing, distribution and service	A-87
	3.6	Competition	A-87
	3.7	Property, plant and equipment	A-91
	3.8	Intangible assets	A-92
	3.9	Human resources	A-93
	3.10	Trade payables	A-95
	3.11	Working capital	A-95
	3.12	Financing	A-96
	3.13	Taxation	A-96
	3.14	Environmental risks and means for their management	A-97
	3.15	Restrictions on and control of Pelephone's operations	A-98
	3.16	Material agreements	A-104
	3.17	Legal proceedings	A-105
	3.18	Business Goals and Strategy	A-107
	3.19	Anticipated developments in the coming year	A-107
	3.20	Risk Factors	A-107

A-i

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.	Bezeq International – International telecommunications, Internet and NEP services		A-111
	4.1	General	A-111
	4.2	Products and Services	A-112
	4.3	Revenues	A-113
	4.4	Trade receivables	A-113
	4.5	Marketing, distribution and service	A-113
	4.6	Competition	A-114
	4.7	Property, plant and equipment, intangible assets and facilities	A-115
	4.8	Human Capital	A-116
	4.9	Trade payables	A-117
	4.10	Working capital	A-117
	4.11	Financing	A-118
	4.12	Taxation	A-118
	4.13	Restrictions and supervision of Bezeq International's operations	A-118
	4.14	Joint venture agreements	A-119
	4.15	Legal proceedings	A-120
	4.16	Goals, business strategy and expected development	A-121
	4.17	Risk Factors	A-121
5.	DBS – Multi-channel television		A-123
	5.1	General information about the segment of operation	A-123
	5.2	Products and Services	A-126
	5.3	Revenue of products and services	A-127
	5.4	New products	A-127
	5.5	Trade receivables	A-127
	5.6	Marketing and Distribution	A-127
	5.7	Competition	A-128
	5.8	Production capacity	A-129
	5.9	Property, plant and equipment	A-129
	5.10	Intangible assets	A-131
	5.11	Broadcasting rights	A-131
	5.12	Human Capital	A-132
	5.13	Trade payables	A-133
	5.14	Working capital:	A-133
	5.15	Financing	A-133
	5.16	Taxation	A-135
	5.17	Restrictions on and supervision of the company	A-136
	5.18	Material agreements	A-140
	5.19	Legal proceedings	A-142
	5.20	Goals and Business Strategy	A-144
	5.21	Risk Factors	A-144

A-ii

Chapter A (Description of Company Operations) of the Periodic Report for 2015

List of terms

A.	Names of laws appearing in the report

Consumer Protection Law	-	Consumer Protection Law, 1981
Antitrust Law	-	Antitrust Law, 1988
Arrangements Law	-	Economic Policy for 2013-2014 (Legislative Amendments) Law, 2013
Companies Law	-	Companies Law, 1999
Non-Ionizing Radiation Law	-	Non-Ionizing Radiation law, 2006
Market Concentration Law	-	Law to Promote Competition and Reduce Concentration, 2013
Second Authority Law	-	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	-	Planning and Construction Law, 1965
Communications Law	-	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	-	Securities Law, 1968
Communications Rules	-	Communications (Broadcasting Licensee) Rules, 1987
The Telegraph Ordinance	-	Wireless Telegraph Ordinance [New Version], 1972
The Communications Order	-	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Communications Corp.) Order, 1997
Frequency Regulations for Access Installations	-	Communications (Telecommunications and Broadcasts) (Frequencies for Wireless Access Installations) Regulations, 2002
Royalties Regulations	-	Communications (Telecommunications and Broadcasts) (Royalties) Regulations, 2001
Prospectus Details Regulations	-	The Securities (Details of a Prospectus, Draft Prospectus - Structure and Form) (Amendment) Regulations, 1969
Interconnect Regulations	-	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
Satellite Broadcasting License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998

B.	Other principal technological terms appearing in the report[1]

Bezeq On Line	-	Bezeq On Line Ltd.
Bezeq International	-	Bezeq International Ltd.
Bezeq Zahav Holdings	-	Bezeq Zahav (Holdings) Ltd.
BIP		BIP Communication Solutions (limited partnership) controlled by Bezeq International
B Communications	-	B Communications Ltd. (formerly – 012 Smile Communications Ltd.)
Golan Telecom	-	Golan Telecom Ltd.
2015 Financials	-	The consolidated financial statements of the Company for the year ended December 31, 2015

A-iii

Chapter A (Description of Company Operations) of the Periodic Report for 2015

interconnect fees	-	Interconnect fees (also called "call completion fees") are paid by one carrier to another for interconnection (see definition below)
DBS	-	D.B.S. Satellite Services (1998) Ltd.
HOT	-	HOT Communications Systems Ltd. and corporations in its control which operate in broadcasting (multi-channel television)
HOT Telecom	-	HOT Telecom Limited Partnership
Hot Mobile	-	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT-Net	-	HOT-Net Internet Services Ltd.
the Stock Exchange	-	The Tel Aviv Stock Exchange Ltd.
The Council	-	The Cable and Satellite Broadcasting Council
Walla	-	Walla! Communications Ltd. and corporations under its control
Hayek Commission	-	Committee headed by Mr. Amir Hayek for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications
Eurocom DBS	-	Eurocom D.B.S. Ltd.
Public switching	-	In the context of a communications network - a telephony system supporting the connection of installations for passing calls between various end units
Mbps	-	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	-	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR set top boxes	-	Digital set top boxes enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR set top boxes
HDPVR set top boxes	-	PVR set top boxes that also enable receipt of HD broadcasts
Roaming	-	Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network
NEP	-	Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network is connected. NEP services include the supply and maintenance of equipment and services on the customer's premises
Access point	-	A telecommunications device that operates in the frequencies stipulated in the relevant Wireless Telegraph Ordinance, which enables wireless communications between a user that has a wireless interface operating in those frequencies and the data-communications network, including the Internet.
Cellcom	-	Cellcom Israel Ltd. and corporations under its control
Pelephone	-	Pelephone Communications Ltd.
Channel or linear channel	-	Content that is broadcast on a specific broadcasting channel, and must be watched at the particular time it is offered.
Partner	-	Partner Communications Ltd. and corporations under its control
Interconnect	-	Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of "interconnect fees".

A-iv

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Cellular	-	Mobile radio-telephone; cellular telephony
Consolidated business license	-

A general license which is one of the following or a license that combines several of them:

(1) Special general license;

(2) General mobile radio telephone license on another network;

(3) General license for providing international telecommunications services;

(4) NEP license;

(5) Special license for the provision of internet services.

Domestic carrier license	-	General license or special general license for providing fixed-line domestic telecommunications services
NEP license	-	Special license for providing internet services.
Cellular license	-	General license for providing mobile radio-telephone services by the cellular method
Broadcasting license	-	License for satellite television broadcasts
Rami Levy	-	Rami Levy Cellular Communications Ltd.
Transmission services	-	Transmission of electromagnetic signals or series of bits between the telecommunications facilities of a license-holder (excluding terminal equipment)
Data communication services	-	Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses
The Report Period	-	The twelve months ended December 31, 2015
012 Smile	-	012 Smile Telecom Ltd. and corporations under its control
Bitstream Access (BSA)	-	Managed broadband access that enables service providers to connect to the network of the infrastructure's owner and offer broadband services to subscribers. The connection to the network of the infrastructure's owner may be countrywide (single-point connection to the core of the network of the infrastructure's owner, and services offered to subscribers nationwide), or regional (multipoint connections to the network of the infrastructure's owner and provision of services to subscribers in those regions).
CDMA	-	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL	-	Digital Subscriber Line Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer
DTT	-	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	-	Global System for Mobile Communications – International standard for cellular communications networks ("2nd Generation")
HD	-	High Definition TV - High resolution (separate) TV broadcasts
HSPA	-	High Speed Packet Access - cellular technology succeeding the UMTS standard, enabling data transfer at high speeds ("3.5 Generation")

A-v

Chapter A (Description of Company Operations) of the Periodic Report for 2015

IP	-	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN	-	Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization's branches (intranet)
ISP	-	Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet
LTE	-	Long Term Evolution- a standard for wireless communication of high-speed data for mobile phones
Multicast	-	An application that streams content to a large number of end users over a small number of broadband links for each network element in the core, and replicates it to end-user sites.
MVNO	-	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	-	A subscriber's line that provides only high-speed access by means of ISPs
NGN	-	Next Generation Network – The Company’s new communications network, based on IP architecture
SLU	-	Sub-loop Unbundling
UMTS	-	Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard (“3G")
VoB	-	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	-	Voice over Cellular Broadband – Telephony services over a cellular data communications channel ("Mobile VoB Services")
VOD	-	Video on Demand – Television services per customer demand
VoIP	-	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi-Fi	-	Wireless Fidelity – Wireless access to the Internet within a local space

A-vi

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Chapter A – Description of Company Operations

Bezeq – The Israel Telecommunication Corporation Limited ("the Company" or "Bezeq"), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, will henceforth be called in this Periodic Report “the Group” or “Bezeq Group”.

1.	General development of the Group's business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, directly and through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. ("B Tikshoret”). (Concerning regulatory permits that were given in connection with the transaction to acquire control see Section 1.7.6).2

For information about restrictions that may apply to B Communications commencing December 2019 under the Market Concentration Law, in connection with control in the Company, if at that time B Communications is a second tier company according to this law, and restrictions that apply to the Company in this context as a third-tier company, see Sections 1.7.3(H).

[2]	To the best of the Company's knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. ("Eurocom Communications"), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholders are Mr. Shaul Elovitch and his brother Yosef Elovitch. 691,338,246 of the Company’s shares are held by B Tikshoret in trust by Mishmeret Trust Company Ltd, as trustee for B Tikshoret 2 as the owner, on the one hand, and for the holders of bonds (USD Series A144) that were issued by B Communications as well as various hedge funds with which B Communications entered into agreements in connection with the aforementioned bonds – as collateral for the aforementioned issuance, on the other. Moreover, 22,831,314 additional Company shares, held by B Tikshoret, are pledged as collateral in favor of the aforementioned bond holders and hedge funds. In addition to the foregoing, 14,204,153 Company shares are owned directly by B Communications.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Diagram of the Company’s holding structure, and the Company's holdings in the subsidiaries and main affiliates, at the date of approval of the report (March 16, 2016):

(*)	In addition to the above-mentioned holdings, 1,000,000 shares are held jointly by the Chairman of the Board of Directors, Mr. Shaul Elovitch and his brother Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, 72,360 shares are held by Ms. Iris Elovitch the wife of the controlling shareholder Shaul Elovitch, and 11,556 shares are held by Ms. Orna Elovitch Peled, a director of the Company and wife of Mr. Or Elovitch, a Company director and son of Shaul Elovitch, the controlling shareholder, indirectly, of the Company. These shares total approximately 0.03% of all the Company’s issued capital.

(**)	After exercising stock options on March 25, 2015, which awarded the Company a right to 8.6% of the shares of DBS, and after completion of the transaction to acquire the outstanding shares of DBS, on June 24, 2015. See also Section 1.1.2.

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company, and 100% of the issued capital of Bezeq Zahav Holdings whose entire operation is the holding of Debentures Series 5 of the Company.

1.1.2	Mergers and acquisitions

Merger of the Company and DBS

Until March 25, 2015, the Company held 49.78% of the shares of DBS and it also owned stock options which entitled it to 8.6% of the shares of DBS and which the Company has not yet exercised. In view of a decision of the Supreme Court in 2009 not to approve the merger of the Company and DBS, the Company ended its control in DBS and from August 21, 2009, it therefore discontinued consolidation of its financial statements with those of DBS, and from that date the investment in DBS shares was presented according to the equity method. The balance of DBS shares are held by Eurocom D.B.S.3

On March 26, 2014, the Company received the decision of the Antitrust Authority which stipulates that when the conditions listed in the decision are met, limitations that were imposed on Eurocom Group (holding by a trustee and the obligation to sell) with respect to its holdings in DBS will be cancelled and the merger between the Company and DBS will be permitted (in this section - “the Merger”).

[3]	A company controlled (indirectly) by Messrs. Shaul and Yosef Elovitch, controlling shareholders of the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Hereunder are the key conditions for approval of the merger (in this section - “the Merger Terms):4

A.	The Company and any person associated with it (in this section - “Bezeq”) will not impose any restriction on the use of fixed-line Internet infrastructure services stemming from the customer’s cumulative surfing volume, and it may not restrict or block the possibility available to a customer to make use of any service or application provided on the Internet.

B.	Bezeq will deduct amounts for providing multi-channel TV services from the payments of ISPs for connecting them to the Bezeq network.

C.	Bezeq will sell and provide Internet infrastructure services and TV services under equal conditions for all Bezeq customers (the sale of Internet infrastructure services as part of a bundle will not, in itself, be considered a sale under non-equal conditions).

D.	Bezeq and DBS will cancel any exclusivity arrangements pertaining to productions that are not original productions and they shall not be party to any such exclusivity arrangements (except in relation to a third party which, on the date of the decision, has a broadcasting license). Furthermore, for two years from the approval date of the merger, Bezeq will not prevent any entity (excluding an entity that has a broadcasting license on the date of the decision) from acquiring rights in original productions (this does not apply to new productions).

The full text of the Antitrust Authority’s decision appears in an Immediate Report of the Company dated March 26, 2014, presented here by way of reference.

A sub-committee of the Board of Directors that was set up to deal with the topic, and the Audit Committee and Board of Directors as well as a General Meeting of the shareholders (on February 10, 2015 and March 23, 2015, respectively), approved the transaction between the Company and Eurocom DBS to acquire all the holdings of Eurocom DBS in DBS, which at that date constituted 50.22% of the issued share capital of DBS (41.62% fully diluted) as well as all the shareholders’ loans that Eurocom provided to DBS (NIS 1,538 million as at December 31, 2014) (“the Purchase Transaction”). It was also decided that prior to the Purchase Transaction, the Company and DBS will accept the merger conditions and the Company will also exercise the option conferred upon it for no payment for an allocation of shares in DBS at a rate of 8.6% of the issued share capital of DBS.

On March 25, 2015, the Company exercised the option for an allocation of shares in DBS at a rate of 8.6% of the issued share capital of DBS, so that from that date, the Company holds 58.4% of DBS shares. Subsequently, the Company received notice from the Antitrust Authority of cancellation of the limitations that were imposed on Eurocom Group with respect to its holdings in DBS.

On June 23, 2015, approval was received from the Minister of Communications to transfer the means of control in DBS in such a manner that the Company will control DBS and will hold the entire issued and paid-up capital of DBS. Subsequently, on June 24, 2015, the Purchase Transaction was completed. On this occasion, the Company transferred to Eurocom DBS the cash consideration for the transaction in the amount of NIS 680 million, Eurocom DBS transferred to the Company all its shares and rights to shares in DBS and assigned to the Company its entire rights in the shareholders’ loans that it had provided to DBS. Upon completion of the transaction, DBS became a wholly owned subsidiary (100%) of the Company.

Notably, under the terms of the Purchase Transaction, in addition to the cash payment of NIS 680 million, Eurocom D.B.S. will be entitled to two additional contingent payments, as follows: one additional payment of up to NIS 200 million will be paid in accordance with the tax synergy (see also Section 2.14); and an additional payment of NIS 170 million will be paid according to the business results of DBS in the next three years.

For additional information on the foregoing in this section, see the amended Transaction Report, included here by way of reference and also Note 11.2 to the 2015 Financials.

[4]	It is noted that conditions similar to those listed in Sections A, B, and D were imposed on Hot Telecom Limited Partnership as part of merger approvals by the Antitrust Authority.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.2	Segments of operation

The Group has four main segments of operation which correspond with the corporate division among the Group companies and report as business segments in the Company's consolidated financial statements (see also Note 27 to the 2015 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services (and including wholesale BSA service), transmission and data communications services. The Company's activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone's operations are described in Section 3 of this report.

1.2.3	Bezeq International – international communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International's operations are described in Section 4 of this report.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS's operations are described in Section 5 of this report.

It is noted that in addition, the Company's consolidated financial statements include an "Others" segment, which covers mainly Internet-related content and trading, (through Walla!, WallaShops, and other websites), and customer call center services (through Bezeq Online). The “Others” segment is not material at the Group level.

On May 20, 2014, a transaction was completed between Walla and Axel Springer Digital Classifieds Holding GmbH, a foreign media company incorporated in Germany, for the sale of all the share capital of Coral-Tell Ltd. (“Coral-Tell”), a private company fully controlled by the Company (indirectly, by Walla), which operates the Yad2 website, in consideration of NIS 805 million. The sale agreement signed by the parties on May 5, 2014 includes an undertaking by Walla and the Company not to engage in the areas of operation of Coral-Tell for 24 months. In view of the foregoing, the Company recorded pre-tax profit of NIS 582 million in its 2014 financial statements.

1.3	Investments in the Company's capital and transactions in its shares

1.3.1	On February 2, 2016, the Company received notice from B Communications whereby on that date it completed the sale of 115,500,000 ordinary NIS 1 par value shares of the Company (which on that date constituted 4.18% of the Company’s issued and paid-up share capital) at a price of 850 agorot per share (in this section: “the Shares”).

1.3.2	B Communications informed the Company that the sale took place in accordance with the provisions of Section 3(a3) of the Communications Order, by way of an agreement to sell the shares through a “distribution agent”[5] (as this term is defined in the Communications Order), which entered into agreement with third parties to sell them the shares in off-the-floor transactions. B Communications also reported that in connection with this sale, the shares were released from a pledge that had been imposed on them in favor of debenture holders (USD Series A144) that were issued by B Communications as well as various hedge funds with which B Communications entered into agreements in connection with the aforementioned debentures.

[5]	Section 3(a3)(3) of the Communications Order refers to: “A sale or private placement to one or more distribution agents (as they are defined in the Communications Order), provided that the purchase is not made for themselves or for entities in their control or entities that control them, and that they undertook not to sell means of control at such rate, as a result of which one or more of the buyers will hold a percentage that must be approved under the Communications Order, unless the buyer has a permit to do so under the Order ...”.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.3.3	After completing the sale process, B Communications and B Communications together hold 26.34% of the Company’s issued and paid-up share capital.

On this, see also Section 1.7.6C.

1.4	Dividend Distribution

1.4.1	Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, on a semi-annual basis, a dividend of 100% of the semi-annual profits (after tax) ("Profit for the period attributable to the Company's owners") according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board's assessment as to the Company's ability to meet its existing and foreseeable obligations, and all with due attention to the Company's projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company's Articles of Association. At the publication date of the report, this policy is in force.

1.4.2	Dividend distribution

For information about dividends distributed by the Company in 2014-2015, and Board of Directors recommendations to the General Meeting about a dividend distribution on March 16, 2016, see Note 19.2 to the 2015 Financials.

Outstanding, distributable profits at the report date - NIS 788 million6 (surpluses accumulated over the last two years, after subtracting previous distributions).

[6]	Including revaluation gains in the amount of NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.5	Financial information about the Group's segments of operation

All the data in this Section 1.5 are in NIS million.

1.5.1	2015

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated(2)	Consolidated
Total revenues:
From externals	4,122	2,831	1,485	1,774	197	(440)	9,969
From other segments of operation in the corporation	285	59	93	-	24	(445)	16
Total revenues	4,407	2,890	1,578	1,774	221	(885)	9,985
Total costs attributable to:
Variable costs attributable to segment of operation(1)	522	1,469	837	606	174
Fixed costs attributable to segment of operation(1)	1,737	1,264	501	918	63
Total costs	2,259	2,733	1,338	1,524	237	(676)	7,415
Costs that do not constitute revenue in another segment of operation	2,181	2,540	1,177	1,507	230	(233)	7,402
Costs that constitute revenue in other segments of operation	78	193	161	17	7	(443)	13
Total costs	2,259	2,733	1,338	1,524	237	(676)	7,415
Profit from ordinary operations attributable to owners of the Company	2,148	157	240	220	(15)	(180)	2,570
Profit from operating activities attributable to non-controlling interests	-	-	-	30	-	(30)	-
Total assets attributable to operations at December 31, 2015	7,311	3,269	1,170	1,667	676	2,586	16,679
Total liabilities attributable to segment of operation at December 31, 2015	12,117	513	343	6,685	104	(5,494)	14,268

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation and transactions in multi-channel television in the first quarter (before increase in control and consolidation of DBS).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.5.2	2014:

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others		Adjustments to consolidated(2)	Consolidated
Total revenues:
From externals	4,045	3,361	1,419	1,724	209		(1,724)	9,034
From other segments of operation in the corporation	272	58	85	-	17		(411)	21
Total revenues	4,317	3,419	1,504	1,724	226		(2,135)	9,055
Total costs attributable to:
Variable costs attributable to segment of operation(1)	622	1,636	775	602	(472)	3
Fixed costs attributable to segment of operation(1)	1,715	1,334	497	849	69
Total costs	2,337	2,970	1,272	1,451	(403)		(1,798)	5,829
Costs that do not constitute revenue in another segment of operation	2,257	2,792	1,121	1,436	(411)		(1,372)	5,823
Costs that constitute revenue in other segments of operation	80	178	151	15	8		(426)	6
Total costs	2,337	2,970	1,272	1,451	(403)		(1,798)	5,829
Profit from ordinary operations attributable to owners of the Company	1,980	449	232	135	629		(199)	3,226
Profit from operating activities attributable to non-controlling interests	-	-	-	138	-		(138)	-
Total assets attributable to operations at December 31, 2014	8,483	3,541	1,217	1,820	703		(451)	15,313
Total liabilities attributable to segment of operation at December 31, 2014	12,369	696	392	6,484	107		(7,176)	12,872

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation and transactions in multi-channel television.

(3)	Including profit from the sale of Coral-Tell Ltd. shares (See Section 1.2).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.5.3	2013:

	Domestic fixed-line communications	Cellular communications	International communications, Internet services and NEP	Multi-channel television	Others	Adjustments to consolidated(2)	Consolidated
Total revenues:
From externals	4,198	3,741	1,365	1,633	241	(1,633)	9,545
From other segments of operation in the corporation	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Total costs attributable to:
Variable costs attributable to segment of operation(1)	725	1,901	945	585	141	-	-
Fixed costs attributable to segment of operation(1)	1,755	1,300	261	783	123	-	-
Total costs	2,480	3,201	1,206	1,368	266	(1,777)	6,744
Costs that do not constitute revenue in another segment of operation	2,403	2,995	1,071	1,357	258	(1,347)	6,737
Costs that constitute revenue in other segments of operation	77	206	135	11	8	(430)	7
Total costs	2,480	3,201	1,206	1,368	266	(1,777)	6,744
Profit from ordinary operations attributable to owners of the Company	1,998	608	227	133	(4)	(143)	2,819
Profit from operating activities attributable to non-controlling interests	-	-	-	135	-	(135)	-
Total assets attributable to operations at December 31, 2013	7,767	4,126	1,257	1,617	333	(78)	15,022
Total liabilities attributable to segment of operation at December 31, 2013	11,234	1,242	440	5,960	249	(6,526)	12,599

(1)	The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system, which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared with fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – transactions between segments of operation and transactions in multi-channel television.

For explanations about the development of the financial information presented in Sections 1.5.1-1.5.3, see Section 1 of the Directors Report on the State of the Company's Affairs (“the Directors Report”).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.5.4	Main results and operational data

Condensed data showing the results of each of the Company's main segments of operation in 2014 and 2015:

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	2015	2014	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	4,407	4,317	1,088	1,101	1,105	1,113	1,086	1,081	1,073	1,077
Operating profit (NIS million)	2,148	1,980	427	512	662	547	507	498	471	504
Depreciation and amortization (NIS million)	725	688	185	184	180	176	170	178	172	168
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	2,873	2,668	612	696	842	723	677	676	643	672
Net profit (NIS million) (8)	1,324	1,102	340	256	382	346	293	263	251	295
Cash flow from current operations (NIS million)	2,358	2,259	668	686	456	548	499	599	545	616
Payments for investments in property, plant & equipment and intangible assets (NIS million)	849	822	197	230	191	231	195	210	207	210
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	146	221	33	21	80	12	82	69	42	28
Free cash flow (NIS million) (2)	1,655	1,658	504	477	345	329	386	458	380	434
Number of active subscriber lines at the end of the period (in thousands)(3)	2,181	2,205	2,181	2,193	2,204	2,208	2,205	2,205	2,205	2,214
Average monthly revenue per line (NIS) (ARPL)(4)	60	63	60	60	60	61	62	63	63	64
Number of outgoing minutes (in millions)	5,607	6,200	1,379	1,373	1,396	1,459	1,482	1,588	1,522	1,608
Number of incoming minutes (in millions)	5,628	5,829	1,403	1,410	1,386	1,429	1,440	1,498	1,424	1,467
Number of active subscriber lines at the end of the period (in thousands)(7)	1,479	1,364	1,479	1,448	1,418	1,390	1,364	1,335	1,308	1,289
Number of active subscriber lines at the end of the period (in thousands) - wholesale(7)	244	-	244	177	78	11	-	-	-	-
Average monthly revenue per Internet subscriber (NIS) - retail	88	84	89	88	88	87	85	85	84	82
Average bundle speed per Internet subscriber (Mbps)(5)	37.8	32.5	37.8	36.7	34.9	33.2	32.5	24.0	21.9	20.0
Churn rate (6)	10.1%	11.1%	2.7%	2.6%	2.4%	2.4%	2.5%	2.8%	2.8%	3.0%

Chapter A (Description of Company Operations) of the Periodic Report for 2015

(1)	EBITDA (Earnings before depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(8)	Commencing in Q2 2015, the Company revised the internal management reporting structure in connection with financing income for shareholders loans that were provided to DBS and it no longer presents the financing income for shareholders loans as part of financing income for the fixed line domestic carrier segment. Comparison figures were restated so as to reflect the change in reporting structure. In this matter see Note 27.2 to the 2015 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Pelephone

	2015	2014	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenue from services (NIS million)	1,999	2,453	477	521	502	499	584	610	622	637
Revenues from sale of terminal equipment (NIS million)	891	966	236	208	219	228	251	214	221	280
Total revenue (NIS million)	2,890	3,419	713	729	721	727	835	824	843	917
Operating profit (NIS million)	157	449	11	61	53	32	74	122	127	126
Depreciation and amortization (NIS million)	419	430	100	109	106	104	111	108	105	106
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	576	879	111	170	159	136	184	231	232	232
Net profit (NIS million)	151	373	11	55	49	36	59	100	106	108
Cash flow from current operations (NIS million)	730	1,213	14	163	202	351	158	286	420	349
Payments for investments in property, plant and equipment and intangible assets (NIS million)	426	321	65	90	199	72	80	83	85	73
Free cash flow (NIS million) (1)	304	892	(51)	73	3	279	78	203	335	276
Number of subscribers at end of the period (thousands) (2)	2,651	2,586	2,651	2,569	2,566	2,565	2,586	2,600	2,610	2,631
Average monthly revenue per subscriber (NIS) (ARPU) (3)	64	78	60	68	65	65	75	78	79	80
Churn rate (4)	25.8%	28.0%	6.7%	6.4%	6.1%	6.5%	6.6%	7.3%	6.5%	7.6%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data include Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Bezeq International

	2015	2014	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	1,578	1,504	405	389	391	393	399	385	365	355
Operating profit (NIS million)	240	232	58	59	62	61	57	59	58	58
Depreciation and amortization (NIS million)	132	130	35	33	32	32	34	32	32	32
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	372	362	93	92	94	93	91	91	90	90
Net profit (NIS million)	172	165	42	41	45	44	40	42	41	42
Cash flow from current operations (NIS million)	301	312	96	69	74	62	72	71	95	74
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	128	108	21	28	26	53	27	27	23	31
Free cash flow (NIS million) (1)	173	204	75	41	48	9	45	44	72	43
Churn rate (3)	17.3%	17.0%	4.6%	4.4%	4.2%	4.1%	4.7%	4.5%	3.7%	4.0%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

D.	DBS

	2015	2014	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Revenues (NIS million)	1,774	1,724	449	446	439	440	440	432	428	424
Operating profit (NIS million)	250	273	47	74	70	59	57	76	67	73
Depreciation and amortization (NIS million)	322	297	88	78	80	76	78	75	74	70
EBITDA (Earnings before depreciation and amortization) (NIS million)(1)	572	570	135	152	150	135	135	151	141	143
Net profit (loss) (NIS million)	(354)	(322)	(110)	(75)	(166)	(3)	(87)	(86)	(115)	(34)
Cash flow from current operations (NIS million)	505	442	105	145	106	149	122	101	106	113
Payments for investments in property, plant and equipment and intangible assets (NIS million)	265	305	43	75	82	65	95	64	68	78
Free cash flow (NIS million) (1)	240	137	62	70	24	84	27	37	38	35
Number of subscribers (at the end of the period, in thousands) (2)	635	630	635	637	636	632	630	622	611	605
Average monthly revenues per subscriber (ARPU) (NIS)(3)	233	234	235	233	231	232	234	234	234	234
Churn rate (4)	13.9%	12.8%	3.5%	3.9%	3.1%	3.4%	2.9%	3.2%	3.1%	3.6%

(1)	Regarding the definition of EBITDA (earnings before depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of set top boxes (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers. The average monthly revenue was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.6	Projection regarding the Group

Based on the information which is currently known to Bezeq Group, the forecast for 2016 is as follows:

-	Net profit attributable to shareholders is expected to be approximately NIS 1.4 billion.

-	EBITDA[7] is expected to be approximately NIS 4.2 billion.

-	The Group’s free cash flow[8] is expected to be approximately NIS 2 billion.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including that the forecasts do not include the effects, insofar as there are any, of provision for voluntary redundancy of employees and/or the signing of collective agreements, the Company exercising its rights in the Sakia property (see Section 2.7.4A), and elimination of structural separation in the Group (see Sections 1.7.2 and 1.7.3. The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2016. Actual results might differ significantly from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.20, 3.20, 4.17 and 5.21 materialize.

1.7	General environment and influence of external factors on the Group's activities

The communications industry around the world and in Israel is characterized by rapid development and frequent changes in technologies, the business structure of the industry and applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

Recently, the competition in the communications industry has intensified, particularly in cellular telephony (which intensified with the entry of the operators HOT Mobile and Golan Telecom9), with packages consisting of several services and packages at a fixed price with unlimited use being offered. This stronger competition has brought down prices, increased customer churn, led to a decline in the sale of cellular terminal equipment, and higher desertion rates, which in turn has affected the Group's results. Implementation of the wholesale market (see Section 1.7.3) also increased competition in the Internet service packages and later other wholesale services. To reduce the impact on performance, the Group's companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

1.7.1	Emergence of communication groups in the Israeli market and transition to competition among the groups.

Whereas in the past competition in the communications market was mainly among independent communications service providers in each segment separately, more recently the trend has been to compete among communication groups operating in different segments of this market10, as detailed in the following table and its notes:

Activity/Group	Bezeq	Cellcom (a)	Partner (b)	Hot (c)
Cellular telephony	Pelephone	Cellcom	Partner	Hot Mobile
Fixed-line telephony	Bezeq Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular)	Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls	Bezeq International	Netvision	012 Smile	Hot Mobile
Multi-channel television	DBS	Cellcom	-	HOT Broadcasts

[7]	For a definition of EBITDA, see note (1) to the table in Section 1.5.4.A.
[8]	For a definition of free cash flow, see note (2) to the table in Section 1.5.4.A.
[9]	It is noted that in the report period, Golan Telecom wishes to merge with Cellcom. In this matter, see also Section 3.1.8.B
[10]	In this matter, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities which belong to the Group.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

A.	Cellcom Group – To the best of the Company's knowledge, Cellcom Group provides communication services through Cellcom, a public company, and Netvision, a wholly owned subsidiary of Cellcom. These companies provide cellular telephony services (including cellular Internet), fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, end-to-end ISP service packages and wholesale service-based Internet infrastructure; international telecommunication services, and fixed-line telephony services using VoB technology. In December 2014, Cellcom launched OTT television services that include mainly VOD services, several linear channels, and integration of Idan+ channels.

B.	Partner Group - To the best of the Company's knowledge, Partner Group provides communication services through Partner, a public company, and 012 Smile, a wholly owned subsidiary of Partner, and its subsidiary 012 Telecom. Partner Group provides cellular telephony services (including cellular Internet); transmission and data-communication services; ISP services; end-to-end ISP service packages, wholesale service-based Internet infrastructure; and fixed-line telephony services using VoB technology.

C.	HOT Group - To the best of the Company's knowledge, HOT Group (controlled by Mr. Patrick Drahi) owns a nationwide cable infrastructure and provides multi-channel television services through HOT; cellular telephony services though HOT Mobile (a wholly owned subsidiary of HOT); fixed-line telephony services; Internet infrastructure, and transmission and data communications through HOT Telecom; and ISP services through HOT-Net, subject to structural separation restrictions between HOT-Net, HOT and HOT Telecom, and restrictions on marketing joint service bundles that include HOT-Net's Internet access (among the restrictions are an obligation to market bundles that correspond with competing ISPs and an obligation to sell the ISP services separately under the same terms as they are sold when part of the bundle (unbundling).

Likewise, restrictions were imposed separating the structure of HOT Mobile from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees. HOT Mobile was prohibited from transferring commercial information (including about customers) to HOT Telecom and HOT Broadcasting, or from receiving such information. However, HOT Mobile was permitted to offer and market HOT Telecom or HOT Broadcasting services in a joint service bundle and transfer the information required for this purpose.

In April 2015, a network sharing agreement was signed between Partner and HOT Mobile. Further to such approval, Partner and HOT Mobile set up a joint company that received a special license to provide cellular radio infrastructure services to a cellular operator. The Antitrust Commission's approval was granted with conditions stipulating that HOT Telecom will refrain from limiting or blocking the option given to customers to use any service or application provided on the Internet at any time, directly or indirectly, including by setting rates or through technology, and that HOT Telecom's Internet infrastructure services will be sold and supplied under equal terms to all its customers, whether they purchase additional communication services from HOT or not. In this regard, it was stipulated that the sale of Internet infrastructure services at a discount as part of a service bundle will not in itself be considered a violation of the terms.

It is noted that competitors that are not part of the above communications group (such as Golan Telecom, MVNO cellular operators, international operators and ISPs, including service providers in the wholesale market) also operate in the market.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Recently the use of "service bundles" (packages including various combinations of several different communication services) has increased. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communication services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need to be subscribed to a number of different providers. These trends are strengthening with implementation of wholesale BSA services (see Section 1.7.3.A) that allow operators that do not own infrastructure and operators are not part of a communications group to offer a full end-to-end service package (including infrastructure) to their customers.

Unlike the other groups, Bezeq Group is subject, at the date of this report, to the stricter restrictions described below.

The convergence trend has strengthened due to the Minister of Communication's decision of November 17, 2014 regarding regulation of a unified general license with which it is possible to provide all services provided under specialist domestic carrier, mobile virtual network operator (MVNO), international service, ISP service and NEP service licenses. According to the decision, communications groups with more than one of the licenses - MVNO, international services, special general domestic carrier, or a unified license may apply and coordinate entering into a single license for the group, unless the Ministry approves deviation from this principle. Unified licenses have been granted to an increasing number of operators, including 013 Netvision, Xfone, Golan Telecom, Cellcom Fixed Line Communication, Partner Fixed-Line Communication Solutions, etc.

For the hearing regarding regulation of the provision of international services by domestic fixed-line and mobile carrier license holders, see Section 1.7.2.

1.7.2	Activities of Bezeq Group as a communications group and the structural separation restriction

At the date of this report, the Group is subject to a number of regulatory restrictions relating to the formation of joint ventures among the Group's companies.

A.	Structural separation

The domestic carrier license stipulates that the Company must maintain structural separation between itself and its subsidiaries11. This includes complete separation of the companies' managements.

The structural separation restrictions put the Group in an inferior competitive position, which is worsening over time with mergers of other communications groups, which are not subject to such far-reaching restrictions, and with the option for the operators to provide end-to-end services using wholesale services, mainly BSA, and give rise to high management overhead.

For information on the development of a competition policy document, including cancellation of structural separation and the conditions for doing so, and the amendments to the Communications Law on this matter, expanding the Minister of Communication's authority on structural separation, see Section 1.7.3.A. If the provisions of the policy document relating to structural separation are implemented, the rules that apply to the Group on this subject will change significantly, as set out in the same section.

On October 16, 2013 and October 5, 2014, the Minister of Communications published a hearing document regarding new regulation in the international communication services market. According to the proposed regulation, any domestic fixed-line carrier or cellular operator will be able to provide international communication services as part of the service packages offered to subscribers, under the terms of the hearing document. The proposed regulation also includes the provision of international data communication and transmission services by domestic fixed-line carriers and cellular operators. The Company sent its response to the hearing supporting the move under different terms. However, on February 1, 2015, the Ministry published a secondary hearing regarding special regulation for Bezeq Group and HOT Group for the interim period until cancellation of the structural separation obligation in these groups, according to which the Company and HOT will only be able to provide these services through other operators. The Company objected to the proposed change. For the hearing on Bezeq International, see Section 4.13.4.

[11]	Pelephone, Bezeq International (including Goldnet Partnership which was merged into it), DBS and Bezeq Online.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Easing of structural separation – Limited approval for marketing joint bundles

The structural separation restrictions prevented the Company from marketing joint service bundles. Following the decline of the Company's market share to below 85%12, in May 2010 the Company was permitted to offer private subscribers joint service bundles with the subsidiaries, and in July 2012 to offer joint service bundles to business subscribers, subject to approvals by the Ministry of Communications and other conditions laid down in the Domestic Carrier license, including these:

1.	The bundles must be able to be unbundled, meaning that a service included in them will be offered separately and on the same terms.

2.	At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

Joint service bundles marketed by the subsidiaries including the services of the Company, are also subject, according to their licenses, to similar restrictions, including unbundling (except for a bundle marketed by a subsidiary that contains only the Company's Internet infrastructure service). Additionally, pursuant to the Ministry's clarification regarding joint packages in the business sector, the Ministry does not view the amendment to the licenses as a change in the previously existing practice, with respect to the ability of ISPs which belong to the Group and others outside the Group to offer business customers the ISP component as well as the Company's infrastructure which is purchased as an input, without this being considered a "joint bundle”.

These restrictions, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar restriction in marketing joint bundles (other than a restriction on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.7.1). The Company's restriction is more significantly manifested with implementation of the wholesale BSA services and the option for ISPs to provide end-to-end services to customers at reduced prices compared with the bundles that the Company can market, which can be unbundled.

There is a dispute between the Company, Cellcom and Partner regarding the terms of the agreement for packages marketed by the Company, the Company's Internet infrastructure services together with ISP services. In this matter, Cellcom and Partner lodged complaints with the Ministry of Communications and the Antitrust Authority. The Company has sent its response.

Concerning restrictions on collaboration with DBS for the sale of joint service bundles under DBS's licenses, also see Section 5.17.11.

[12]	The permit to market joint bundles was granted (by way of amendment of the Domestic Carrier license) pursuant to the policy paper published by the Minister of Communications in 2004, which stated that after the Company's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint service bundles with the subsidiaries in the same segment. The Company's market share in the private sector (calculated according to the method determined by the Ministry of Communications for this matter) fell below 85% in 2008 and in the business sector in September 2009.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Other restrictions on offering benefits to Group companies and joint ventures among them

Other restrictions on cooperative ventures between the Company and Group companies stem from various orders applicable to them, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.8), and by power of the orders of the Company's license, which oblige it to provide its services equally to all. For further restrictions also see Section 5.17.11.

D.	For the terms of the merger with DBS, see Section 1.1.2.With regard to cancellation of the structural separation in the multi-channel television segment, also see Section 1.7.3.A.

E.	Lifting of the restrictions on structural separation and waiving the restrictions applicable to cooperative ventures between the Group's companies as set out above, if lifted, may form various opportunities for the Group to utilize synergies or the facilitate utilization of such synergies.

1.7.3	Regulatory oversight and changes in the regulatory environment - Wholesale market

Communications in Israel in general and the activities of the Company in particular, are subject to extensive regulation and close supervision. The main body overseeing the Company's activities is the Ministry of Communications. The regulation in the Israeli communication market is characterized by frequent changes, mainly taking various measures to strengthen competition in the industry and protect the consumer.

Considering the diversity of the Group's communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other at the Group level.

The main development in the reporting period, which affects a material part of the Group's activity, is commencement of implementation of the wholesale market, following establishment of the format for the services and the wholesale service tariffs, as follows:

A.	Background - Competition expansion policy - Wholesale market

On May 2, 2012, the policy document concerning expansion of competition in the fixed-line communications segment – wholesale market was published, according to which the Minister of Communications (“the Minister”) adopted the main recommendations of the Hayek Committee in the manner specified in that document which was included in the Company's immediate report dated May 2, 2012, cited here by way of reference ("Policy document on increased competition"). Following are the key points in the document:

1.	Owners of country-wide fixed-line access infrastructures, who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established whereby an agreement for these services will be negotiated and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for sale of the services based on the agreement and which also includes additional services as the Ministry determines from time to time ("the Shelf Offering") In certain circumstances, the Minister has the power to stipulate conditions or prices for the services. The owners of the infrastructure must submit to the relevant license holders the distribution of the existing infrastructures with the exclusions to be defined. Upon publication of the Shelf Offering, companies with an interest in the infrastructure owner may also purchase wholesale services from it, without discrimination. The Company will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone without discrimination.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.	Within nine months of publication of the Shelf Offering, the Minister will order elimination of the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs, changing it to accounting separation (unless the Minister believes that this will adversely affect competition or the public interest), so that the Company will be able to offer subsidized plans. Furthermore, insofar as the wholesale market develops and the degree of competition based on joint service bundles that combine fixed-line and mobile services in the private sector (according to indices or conditions stipulated by the Minister) allows this, the Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider.

3.	The Minister will review the subject of the unbundling of broadcast services included in the joint bundles, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel TV sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic Internet-based TV service package.

4.	If no wholesale market develops in the correct manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document (namely, May 2014), the Minister will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders. On an amendment to the Communications Law on this subject, see below in this section.

5.	Within six months of publication of the Shelf Offering, the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price.

6.	Within nine months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel It is noted that this date has passed.

B.	Amendment to the Arrangements Law, from July 2013 - the amendment expands the powers of the Minister of Communications with the purpose of overseeing competition in the era of a wholesale market (according to the explanations given). This includes that the Minister of Communications was empowered (by the Minister of Finance) to determine payments for a license holder to use Bezeq installations operated by another license holder, to establish maximum or minimum tariffs for a license holder’s services, and this, in part, based on cost plus a reasonable profit or on a benchmark point derived from parameters prescribed in the law. The Minister may also request a report on the tariffs before the services commence, instruct a tariff that a license holder may ask for a service, and instruct a license holder to take action to prevent immediate infringement of competition. The amendment also defines provisions regarding a basic broadcasting package, its content and the payment for the package.

As stipulated in the explanations to the bill, according to the competition policy document, the current structural separation is expected to be phased out gradually. However, the Minister's authority to order separate companies was expanded so as to apply also vertically between services rendered to subscribers and services rendered to license holders, and it is expected to be exercised if the wholesale market fails to develop at all or if problems arises in its development, in part due to price discrimination, high entry barriers, etc.

C.	List of wholesale services and hearing regarding wholesale service files and their prices:

1.	On January 15, 2014, the Company received a decision from the Ministry of Communications concerning a list of the services that the license holders will be obligated to offer as a wholesale service to the service providers, as follows: Bitstream access (for a countrywide, regional or local connection); Sub Loop Unbundling (at this stage only on the Company's network); use and access to the Company's physical infrastructure; and wholesale telephony services.

2.	On November 17, 2014, the Company received the Minister of Communications' decision (explanations to the decision were sent on November 27, 2014) on regulation of the wholesale services - format for provision of wholesale services and setting of rates for these services in the Company's network.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The Minister of Communications resolved to adopt the recommendations of the Ministry's professional echelons to amend the license of infrastructure owners (the Company and HOT Telecom) and to detail the service file covered by the license - managed broadband access (including multicast) and wholesale telephony services. As noted in the service file, the services must be provided within three to six month from the date of the decision.

The regulations that were included in the Minister's decision define the obligation to provide the services, including accompanying services and the maximum tariffs for such wholesale services to be provided by the Company (so far, no the tariffs have been prescribed for HOT Telecom's services).

In accordance with the Minister's decision, the tariffs are as follows:

	2015	2016	2017	2018	Unit
Access services - excluding telephony	32.56	32.70	32.87	33.21	NIS per line per month
Access services - including telephony	39.43	38.53	38.80	39.13	NIS per line per month
Sub loop unbundling services	19.34	20.04	20.74	21.47	NIS per line per month
Data transfer services in the core network	30.36	24.11	18.73	14.18	NIS per MB per month
Data transfer services in the multicast configuration[13]	15,517	12,267	9,456	7,236	NIS per MB per month
Creating a phone call	0.01	0.01	0.01	0.01	NIS per minute
Internet access services[14]	398	398	400	400	NIS per Km per month
First dark fiber on a line	484	484	487	485	NIS per Km per month
Additional dark fiber on a line (up to a total of 4 fibers)	2.18	2.14	2.11	1.99	NIS per Km per month
Technician visit to customer's home	158	158	158	158	NIS per visit

The tariffs are as at the end of 2014 based on the CPI published in November 2014 and updated once a year.

Implementation of a wholesale market, petition to the Supreme Court and wholesale telephony

On December 29, 2014, the Company petitioned the Supreme Court to repeal the decision and as a result, to cancel the amendment of the Company's license, cancel the regulations prescribing the obligation to provide the services and the maximum tariffs for the wholesale services, and to schedule an urgent hearing of the petition.

In the petition, the Company argued that parts of the decision were made without authority or in deviation of authority, parts are extremely unreasonable and parts are impossible to implement The Company also argues that the decision-making process was improper, the Minister did not have the necessary basis for the decision, the decision was made before the petitioner was fully heard, and on certain issues, without being heard at all.

The Ministry of Communications held discussions with the Company and the relevant operators with respect to operating the service and on February 16, 2015, issued various appendices to the BSA wholesale service file, changing it, and in the Company's opinion, these were issued without any authority and in a procedure that deviates from proper practice and reason.

[13]	The price for reaching customers connected to a maximum of 1000 MSAG boxes. The prices for a higher number of MSAG boxes are stipulated in the regulations.
[14]	Including access to pits, boxes and poles.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

As of February 17, 2015, the Company provides wholesale services. As set out in the service file, until May 16, 2015, customers were transferred from retail subscribers to wholesale subscribers in a non-automated procedure (a manual procedure requiring involvement of the Company's staff). As from May 17, 2015, the transfer is automated and does not require human involvement.

Also, on March 25, 2015, the Supreme Court ruled that it would hold a round table with the Company and the State to examine - in a type of late hearing - the Company's arguments (professional or technical in nature, including technical issues which the Company claims are not applicable), and this in order to clarify topics, if possible, and make the necessary amendments, while a notice from the Company and the State will be submitted within 60 days.

On May 7, 2015, the Minister of Communications, the Minister of Finance and the Ministry of Communications submitted an update notice to the Supreme Court for the foregoing petition of the Company, according to which, after holding meetings with the Company following the Supreme Court ruling, the Ministry of Communications reached the conclusion that technically wholesale telephone services can be implemented by the Company and if the Company had made prior preparations, there would have been no technical obstacle to opening the wholesale market in this segment on the scheduled date, May 17, 2015. With regard to the economic aspect, the update notice states that the Ministry of Communications concluded that the Company's arguments that the tariffs are unreasonable are unacceptable. However, after reexamining the Company's claims, it ascertained that certain changes should be made regarding the demand for data consumption and the quality requirements of the service defined in the service file (which, in the Ministry's opinion, do not affect the tariffs), including the Ministry's intention to publish a market-wide hearing and not to enforce the service quality requirements at this stage. A professional opinion of the engineering and economics professionals at the Ministry was attached to the update notice.

On May 25, 2015, the Company submitted an update notice on its behalf in the proceedings. In the update notice, the Company rejected the State's update notice and noted that contrary to the State's conclusions (1) the different solutions proposed by the Ministry for provision of telephony services in the wholesale market are technologically inapplicable. (2) The tariffs prescribed by the Ministry of Communications for provision of the wholesale market services are unreasonable. The Company also argued that the Ministry of Communications has not completed the meetings to examine the Company's claims, as requested by the Supreme Court, and has held onto its decisions, so they remained unreasonable. An engineering opinion by an external expert and an economic opinion of an internal economist (together with an external comparative study indicating that the wholesale price in European countries on which the Ministry relied is more than double the price prescribed by the Ministry in Israel) were attached to the Company's update notice.

On October 8, 2015, the Ministry of Communications filed a notice to the Court, according to which, without derogating from its position to date, it believes that due to the importance it places on the ability of the service providers to offer services to their subscribers immediately, including telephony services, and in order not to allow continued delay in provision of this service, it is formulating a hearing which it intends to publish as soon as possible, with respect to compelling the Company to provide telephony services to the service providers for resale and to establish the maximum tariffs for provision of this service. In the notice, the Ministry notes that it is a different wholesale service which also the Company believes does not require any preparations or changes in its engineering systems. Therefore, it may be offered immediately and is offered as a temporary solution for a limited period of a year.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

On October 11, 2015, a hearing of the petition was held in which, due, among other things, to the Ministry's notice regarding publication of a new hearing, the Court dismissed the petition insofar as it relates to wholesale telephony services and ruled that update notices would be submitted on the subject of tariffs, which is still pending.

On December 10, 2015, the Ministry of Communications published a hearing regarding "the supply of telephony services for resale on Bezeq's network". A draft amendment to the Company's general license ("the License") adding telephony services in a resale format was attached to the hearing document. The full document was attached to the Company's immediate report of December 12, 2015, Reference No. 2015-01-178008, which is included in this report by way of reference.

The service allows a general unified license holder that is entitled to provide domestic fixed-line services, to purchase telephony services from the Company, to allow outgoing and incoming calls, and provision of accompanying and added value services by the Company wherever possible without the service provider being able to distinguish that it is receiving services through Bezeq, other than with respect to technical support. In this regard, the service provider will be able to build packages to be sold to its subscribers in any manner.

At the hearing, it was stated that the Ministry is considering allowing Bezeq to offer the service as a temporary interim solution for a limited period of a year from adoption of the decision at the hearing, after which the Company will provide wholesale telephony services, and also that the temporary arrangement will apply as long as the Company is obligated to provide telephony as a product that can be unbundled, and it will also be canceled (and the Company will be compelled to provide wholesale telephony) if maximum tariffs for the Company's retail services are prescribed in place of the tariffs set out in the payment regulations. It was also stated at the hearing that the service will be provided immediately after establishment of the operating arrangement with the service providers, since provision of the service does not require any preparations or changes in the Company's engineering systems, but only in its IT systems.

The following tariffs were presented at the hearing:

Package	Wholesale payment (derived from the retail price less VAT)
Speak 100	NIS 23.03
Speak 300	NIS 28.15
Speak 600	NIS 35.85
Speak 750	NIS 38.41
Speak 1000	NIS 46.10

●	Interconnection - the above payment includes payments for interconnection for calls to Bezeq subscribers and in addition, the service provider will pay an interconnection fee for outgoing calls from its network for every subscriber of another operator other than the Company's subscribers. The service provider will also be eligible to payment for every incoming call.

●	Excess minute price - NIS 0.0923 per call minute.

●	Payment for additional services - the payment prescribed in bundles is decreased by 40%.

On January 10, 2016, the Company submitted its response to the hearing, according to which it is impossible to determine that after a certain period (or upon establishment of maximum tariffs or cancellation of the unbundling obligation) the service format anchored in the service file will apply automatically, since the format is impossible to implement and postponing it will not lead to a solution. The only way that enables Bezeq to provide the service in the service file format entails switch replacement and compelling the Company to perform a complex, disproportionate unauthorized and unjustified procedure. Moreover, a wholesale telephony service in the service file format is essentially unnecessary and unjustified (as testified by the various arguments for the service, each of which was concealed and another raised in its place) and all its aspects deviate from the global trend. With regard to the price of the service, it is clarified that it is inappropriate to reduce it by 40%, since it is a resale service with almost no costs to the telecommunication providers or saving for Bezeq and that the standard discount rate worldwide is between 10% and 20% maximum. It is further clarified that the "Kav Kal" (light line) is irrelevant and cannot be included in the resale arrangement and that interconnection fees will only be paid for outgoing services to another network and will be received for incoming calls from another network not belonging to the Company. It was further clarified that they are aimed at improving the cooperation between the Company and the service providers.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

On January 11, 2016, the State submitted an update notice to the Court, which does not contain anything materially new compared with the previous update notice, and stipulates that the Ministry intends to review making fundamental changes in two issues raised by Bezeq (the issue of data consumption demand forecasts and the service quality requirements defined in the BSA and telephony service file). In view of the contents of the notice, the State requested dismissal of the petition and charging the Company for the expenses.

On February 7, 2016, the Company submitted a revised notice on its behalf, according to which the tariffs of the wholesale services set out by the Ministry of Communications are extremely unreasonable and lack jurisdiction. The Company petitioned the Court to issue a conditional order, as set out in the petition. Due to the contents of the revised documents, the Court scheduled a hearing for the file.

Imposition of fines

In the initial wholesale BSA service implementation period, the Ministry of Communications held supervisory proceedings against the Company claiming that the Company breached some of its provisions set out mainly in the service attachments issued as described above on the eve of the reform, February 16, 2015. On May 11, 2015, the Company received the Ministry of Communication's notice of its intention to impose fines regarding implementation of the broadband reform ("the Notice"), claiming that according to the supervision report attached to the notice, the Ministry discovered that the Company fails to comply with the provisions set out in the service file as required and that this conduct of the Company is a breach under item (5) in part D of the addendum to the Communications (Telecommunications and Broadcasts) Law, 1982. Therefore, the Ministry intends to impose a fine of NIS 11,343,800, which is the maximum amount possible under the law (see the Company's immediate report dated May 11, 2015, Reference No. 2015-01-017277, which is included in this report by way of reference). The Company rejected the notice and sent its counterclaims, including its rejection of the groundless statements and declarations in the notice regarding the failings of the reform and the impairment to competition. The Company presented the Ministry's unreasonable behavior and the update of the service file without jurisdiction, ignoring the complexity of the non-automated procedures and the time allocated to them.

Subsequently, on December 16, 2015, the Company received a demand for payment of a fine of NIS 8.5 million. On January 31, 2016, the Company filed an administrative petition against imposition of this fine.

Use of terminal equipment in the wholesale market

On December 30, 2015, the Ministry published an administrative instruction regarding the use of wholesale terminal equipment (following a hearing published on the subject on June 1, 2015 and a draft agreed arrangement sent for a response on August 31, 2015), according to which until February 17, 2016, a service or infrastructure provider who borrows or leases terminal equipment for a subscriber and that subscriber switches to receive service from another service provider under the BSA service file, will not prevent the abandoning subscriber from making regular and proper use of the terminal equipment, will under no circumstances limit and will allow the abandoning subscriber to make such use of the terminal equipment in its possession ("Transition Period") and as from February 18, 2016, will not prevent or limit and will allow such use for 21 business days from the switch notice. The payment will be made by abandoning the subscriber in the same way as when subscribed to the abandoned service provider. In its decision, the Ministry also determined that under Section 51C(b) of the Communications Law regarding terminal equipment sold to an abandoning subscriber, the service or infrastructure provider will not bring about restriction of the use thereof by the abandoning subscriber.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.	Passive wholesale services (physical infrastructures and SLU):

On January 27, 2015, the Company received the Ministry of Communications ruling regarding regulation of the wholesale services - service files, access to physical infrastructures and service loop unbundling (SLU) prescribing that the Company must start providing these services from August 1, 2015.

The Director General of the Ministry of Communications noted in his decision that while the obligation of the infrastructure owners to provide wholesale services to the service providers was already prescribed, a ruling regarding the duty of reciprocation (between the infrastructure owners) is an initial decision, and since the Authority is committed to exercising restraint in making decisions regarding all those matters for which action is not especially pressing or urgent, it is fitting for this matter to be concluded by the next government.

The Minister of Communications' decision of November 17, 2014 set out the passive service tariffs, while the volume and content of the services have yet to be determined. As described in Subsection 2 above, the Company petitioned the Supreme Court, in part to cancel the tariffs.

The Company allows use of its physical infrastructures - access to passive infrastructure (pits, tubes, communication cabinets, over ground network, etc.), available-for-transfer communication cables or use of available dark fibers out of the Company's available optic cables, while in order to connect the service provider's infrastructure to the Company's infrastructure, the service provider must set up a passive infrastructure (pit, cross-connect cabinet, connection box, etc.) near the Company's passive infrastructure facility. A dispute erupted between the Company and one of the service providers regarding the option of using the physical infrastructures as part of this service for cellular subscribers. Measures are also being taken to test the SLU service with Cellcom, and the Company conducts meetings and tours with interested service providers for provision of the services.

With respect to the SLU service - according to the administrative instruction, the Company provided Cellcom and Partner (under secure conditions) with information regarding the geographic location of certain of its facilities and sites. The instruction will apply with regard to this type of information delivery to every unified general domestic carrier license holder wishing to receive it from the Company as part of preparations to implement the wholesale SLU service

4.	Hearing regarding establishment of a format for reviewing a margin squeeze by the fixed-line broadband network owners:

On November 17, 2014, the Company received a Ministry of Communications hearing aimed at establishing policy and means of control to prevent a margin squeeze - a situation where the infrastructure owners reduce their retail prices and minimize the margin between their retail prices and wholesale price of the infrastructure input purchased by the service providers to a level that erodes the margin of the service providers to the point of being economically unfeasible to continue their operations.

According to the hearing, the infrastructure owners will be required to send every marketing offer to the Ministry of Communications for review and the Ministry will inform them within 14 days whether they are prohibited from marketing the package for concern of a margin squeeze. The Company sent is response to the hearing document. This review mechanism and the derived restriction on determining retail service tariffs, if implemented, may impair the Company's ability to market offerings of its wholesale services.

A-30

With respect to the effect of implementation of the wholesale market, as at the end of 2015, the number of wholesale Internet lines on the Company's network was 244,000. Implementation of wholesale telephony services for resale according to the outline of the hearing may increase the churn rate of the Company's BSA service subscribers and implementation of the transition to using the Company's physical infrastructures may lead to increased competition in the data communication segment by launching of services that compete with those of the Company using these infrastructures.

D.	Cancellation of structural separation

In the Company's opinion, the Ministry of Communication must cancel the structural separation applicable to it, because the conditions set out in the competition expansion policy document were met, in part following the launch on February 17, 2015 of a broadband wholesale market, in which a variety of service providers operate providing end-to-end broadband services on the Company's infrastructure, there is intense competition in the cellular service segment and there are companies providing television services over the Internet.

The information in this paragraph includes forward-looking information, as defined in the Securities Law, based on the Company's assessments regarding regulation of the wholesale market and the possibility of canceling the structural separation and the price control. Actual results may differ significantly from the foregoing if any of the Company's above assessments do not materialize.

1.7.4	Regulatory oversight and changes in the regulatory environment - Additional topics

A.	Royalties

The Communications Law states that a holder of a license for providing telecommunication services shall pay royalties to the State out of its revenues from providing the services named in the Regulations. The Royalties Regulations obligate the various license holders (including Bezeq, Pelephone, Bezeq International, DBS and B.I.P.) to pay royalties on certain revenues, as specified in the Regulations. Over the last few years, the rate of the royalties has been gradually reduced, and in accordance with the amendment to the Royalties Regulations relevant to the Group’s companies dated August 1, 2012, commencing in 2013, 0% royalties apply to all license holders.

B.	Change in interconnect tariffs

The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers, and some of them (Bezeq and Pelephone), receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks.

The interconnect fees are determined by the regulator in the interconnection regulations, while in 2011 the tariff to cellular operators was decreased substantially and in 2012 the tariff paid to domestic carriers was reduced significantly. The changes in the interconnect tariffs have an offsetting effect at the Group's level, in view of the decrease in the expenses of the Company and its subsidiaries.

C.	Restriction of the exit penalty a license-holder can collect from a subscriber

Pursuant to several amendments to the Communications Law, most of which entered into force in 2011, the following restrictions apply to the Group’s companies with respect to the collection of disconnect fees when certain subscribers cancel an agreement

1.	Holders of domestic carrier licenses, ITS licenses and broadcasting licenses (including the Company, Bezeq International, DBS and B.I.P.) - may not collect disconnect fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000. Additionally, license holders may not withhold a benefit from a subscriber that would have been given had the agreement not been terminated[15], and they may not demand immediate repayment of any outstanding payments for terminal equipment if the agreement is canceled. The Company believes that these legislative amendments have led to an increase in the churn rate.

[15]	With regard to the operators’ claims in the hearing conducted by the Ministry of Communications in respect of this provision, that the discounts or benefits, which are prescribed in the conditions that the subscribers are required to comply with, do not violate the provisions, the Ministry decided that in any case it will examine whether the conditions are real and relevant also when the subscriber remains as the operators’ subscriber.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.	Cellular operators (including Pelephone) - the licensee may not collect disconnect fees from customers who hold up to 100 phone lines and who entered into an agreement with the license holder. Furthermore, from January 1, 2013, the cellular operators may not condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”).

For a description of other regulatory developments in the reporting period and of the main restrictions applicable to the areas of operation of the Group, see Sections 2.16, 3.15, 4.13 and 5.17.

D.	No discrimination in the offering of benefits and special tariffs

1.	On October 31, 2013, the Director General of the Ministry of Communications sent a clarifying document to the cellular operators on the applicability of certain clauses in their licenses that address equality and discrimination, including the offense to discriminate against subscribers belonging to the same group of subscribers by offering special benefits and tariff plans.

2.	In its position paper submitted to the Tel Aviv District Court in January 2014, as part of a number of class actions that were consolidated against several communications operators, the Ministry of Communications stated that the licenses of the ISPs do not permit them to offer their customers “individualized tariff plans”, tailored to the needs of individual customers and their ability to “haggle”, and that they must offer a standard price for each service package (subject to certain exceptions).

3.	On April 30 2015, the Ministry of Communications clarified its opinion with respect to "individualized tariff plans", "packages" or "service bundles" marketed to new subscribers that a new subscriber is someone who at the time of the inquiry to the license holder did not have an agreement with the license holder. Therefore, license holders may not demand a "waiting period" from anyone wishing to re-contract with them and they must allow anyone to join any plan under the terms offered to new subscribers.

4.	In addition, according to the clarification, under the provisions of the license, all subscribers have the option of switching between the different plans offered at the time of the request, without discrimination, including plans marketed to new subscribers. However, this clarification does not derogate from the license holders' right to determine switching terms.

E.	Consumer legislation

Changes in consumer legislation affect the operations of the Group's companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the canceling of transactions even after service has begun, disconnecting from on-going services, and the need for the customer to give his express consent to continue transactions after the end of the specified period. Provisions concerning a refund of charges collected from the subscribers which are not in accordance with an agreement plus fixed handing charges are prescribed by law, as well as a maximum waiting time for a human response, and extension of the visiting times of technicians at the subscribers' homes. Likewise, a variety of bills have been tabled in the Knesset introducing further amendments in the Consumer Protection Law which may, inter alia, affect the terms of the agreement, and the conduct of the Group's companies towards their subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

F.	Enforcement and financial sanctions

Over the last few years, the Communications Law, the Antitrust Law, the Securities Law and the Consumer Protection Law were amended, giving the regulators powers of enforcement and the ability to impose graded monetary penalties for violation of these laws or regulations and their provisions. Likewise, the Law to Increase the Enforcement of Labor Laws was legislated. This legislation is expected to affect the way in which the Group's companies manage their affairs, in part with respect to the imposition of sanctions, their ability to protect themselves, etc.

Recently, the Ministry of Communication makes wide use of its authority to supervise and provide notices of its intention to impose fines on the Company on ongoing regulatory matters and issues related to implementation of the wholesale market. The Company sent the Ministry its response to the supervision documents and notices regarding such imposition of fines. In some cases, the Ministry rejected the Company's position and imposed fines. For fines regarding implementation of the wholesale market, see Section 1.7.3.

G.	Hearings relative to the amendment of licenses and additional legislation

1.	Hearing about call center waiting times

On August 18, 2014, the Ministry of Communications published hearings to the communication license holders, including holders of cable and satellite licenses, telecommunications, fixed communications, virtual operators and ISPs, relative to the response times of call and support centers that serve private and business subscribers of the license holders. The main provisions in the proposed amendments determine a maximum average waiting time and its measurement; the possibility to leave a telephone number to receive a return call; operation of specific malfunctions centers throughout all hours of the day and a customer service call center for 13 hours (in DBS, 15 hours a day); access to service centers via toll-free numbers; submission and publication of reports and service data on the website of the license holders; definition of a menu for human and automated responses; possibility to cancel a service by phone; recording of calls in all call centers; and a memorandum for the amendment of the Communications Law that determines a compensation without proof of damage in the event the response time in the call centers is higher than defined, and compensation for overcharge for an amount up to 10 times the amount overcharged. Responses to the hearing opposing the arrangements proposed were submitted. If the proposed arrangement is approved, an increase in the operation costs of the call centers of the Group's companies is expected.

2.	Amendment of licenses relative to ensure operational continuity of communication companies in emergencies

On March 1, 2015, the licenses of communication operators were amended, including the licenses of Bezeq, Pelephone and B.I.P. In accordance with the amendment, the license holders must comply with minimum requirements to ensure operational continuity in emergencies. Operational continuity includes a business continuity plan and a plan for the recovery of the network from a disaster. In this respect, the license holders must implement a work plan that includes a risk assessment, as well as service and recovery objectives. Furthermore, the amendment to the licenses includes provisions relative to the management's and Board of Directors' responsibility, emergency management, preparation of personnel for each area of operation to enable operational continuity, as well as provisions relative to security of information systems, back up and survivability of the network and the infrastructure (including electricity and energy), agreements with vendors and subcontractors, and more.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

H.	The Concentration Law

The Business Concentration Law was published in December 2013. The following is a summary of the main provisions of the law relevant to the Company:

1.	Restriction on the control of companies in a pyramid structure

The law prohibits a tier company (publicly traded or bond issuing companies that are a reporting entity), which is a second-tier company (a tier company whose controlling shareholder is not a tier company), from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second-tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019). Mechanisms were also prescribed allowing certain arrangements to be made to acquire shares and make early redemption of bonds offered to the public, in order to comply with the provisions of the law.

For the purpose of the law, the Company is considered a third-tier company, and accordingly, insofar as by the end of the 6-year transition period B Communications remains a tier company, it will not be allowed to control the Company from that date.

2.	Special provisions concerning directors in a third tier company during the transition period

At the end of six months from the publication date of the law (June 2014) (subject to provisions of applicability that provide an additional three months for convening the meeting to appoint directors) the special provisions concerning the composition and appointment of Board of Directors apply to third-tier companies (including the Company). These provisions include: a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the members of the Board less one, unless stipulated otherwise in statutorily authorized regulations.

On June 11, 2014, the Regulations to Promote Competition and Reduce Concentration (Relief with Regard to the Number of External Directors), 2014, were published, according to which, where the director of a company who is appointed according to the proposal of a representative labor union as per a collective labor agreement serves in another tier company, the number of external directors in the tier company required under the Market Concentration Law who meet the provisions of the law may be reduced, provided that the external directors account for at least one third of the Board members. This provision is relevant for the Company (Bezeq) in which, as at the report date, one director serves who was appointed according to the proposal of the representative union. The Company complies with the terms of the Concentration Law in this matter.

3.	Restrictions on providing credit to business groups

Powers were granted to the Minister of Finance and the Governor of the Bank of Israel to enact regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder). It was determined that preliminary provisions by virtue of these powers will be prescribed within a year of the publication of the law.

4.	Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a “highly concentrated entity”

The law prescribes a special, restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”. For this purpose, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses will be required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators) and cellular operators), broadcasting licenses, and other areas. On December 11, 2014, the Antitrust Authority published the list of concentrated entities according to the law. The Company, its investees and companies controlled by its controlling shareholder are included in the list and considered "concentrated entities". The procedure prescribed in the law in relation to the allocation of a right to a concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (the Company included) at the rates defined in the law, to a concentrated entity.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The provisions of this chapter entered into force in December 2014, although with respect to extending the validity of existing licenses, the provisions will apply from December 2017.

At this stage, the Company is unable to estimate the full impact of the law on the Bezeq Group, in part in view of the fact that its repercussions are dependent on policy that has yet to be formulated by the relevant authorities in relation to the issues prescribed in the law. Nevertheless, the law may adversely affect the Group’s ability to enter new areas of activity as well as its current operations.

I.	Ministry of Communications policy concerning Wi-Fi

On August 6, 2014, the Ministry of Communications published its decision (accompanied by a decree), according to which the establishment and operation of access points (as defined in the decree) are exempt from a license and general permit. It was further decided to permit the license holder to use WLAN technology, deploy and operate an access point in accordance with the exemption, provided the license holder that uses the access point as part of its public network does not collect payment from a subscriber for accessing services provided, where the aforementioned services are provided via the access point, and will not decrease the quota of Internet access services at the disposal of the subscriber for the relative portion of the service provided via said access point. Accordingly, upon entering the exemption into effect, a request from a general license holder to the Ministry of Communications to extend its public telecommunications network using access points will be evaluated subject to the provisions of the decision document and the law, and its license will be amended accordingly.

1.7.5	Restrictions on creating charges on the assets of Group companies

For convenience, below are referrals to sections in the 2015 Periodic Report that relate to the restrictions applicable to Group companies in placing charges on their assets, and the main restrictions:

A.	Regulatory restrictions – the Communication Law, the Communication Order (which applies to the Company), and some of the communications licenses of Group companies, contain restrictions on the grant of rights to a third party on assets used to provide the essential service or on the assets of the license[16], as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone's cellular operator's license, and Bezeq International's unified license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator's approval in advance, provided that the charge agreement includes instructions to ensure that the services rendered according to the license will not be affected if the bank exercises the charge. In addition, under the provisions of the law and the communications licenses, the license and the resulting rights are not transferable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3G, 3.15.2A and 5.17.9.

B.	Contractual Restrictions - the Company has made undertakings towards certain financing entities that it will not pledge its assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities, subject to specific exceptions. See also Note 12 to the 2015 financial statements. DBS created a current charge on all its assets and a fixed charge on several of its assets, whose conditions include, inter alia, restrictions on the creation of additional charges without obtaining the consent of the holder of the charge.

[16]	The assets required to secure the provision of service by the license holder.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.7.6	Approvals and restrictions as part of the 2010 acquisition of control.

In the framework of the transaction to acquire the control of the Company by B Communications, which was completed in April 2010, several approvals were granted to the Company, as follows.

A.	Ministry of Communication approval for the transaction. The approvals were made contingent upon certain conditions, namely: a determination that transactions between the Eurocom Group[17] and Pelephone would be considered an exceptional transaction under Section 270(4) to the Companies Law, and in addition to the approval proceeding at Pelephone, would also require an approval proceeding in the Company (a similar provision was determined relative to the purchase of satellite end equipment by DBS, of the Eurocom Group); the Eurocom Group would not transfer to Pelephone any information relating to the provision of products and services to its competitors; an employee of Eurocom Cellular Communications Ltd., would not serve as a director in Pelephone and vice versa. In addition, provisions in respect of the trust on DBS shared were also determined (see Subsection ‘b’ below).

B.	Approval of the transaction by the Antitrust Commissioner. The approvals were made contingent upon certain conditions, namely: prohibition to the Eurocom Group[18] to be involved in the determination of commercial conditions that the cellular company that acquired from Eurocom Cellular Communications Ltd. terminal equipment offers to the consumer in Israel, except for the participation in the financing of sales of the cellular company. Another condition that imposed restrictions on Eurocom Group regarding its holdings in DBS was canceled by the Antitrust Authority, since the other conditions that allow the Company and DBS to merge were met. Subsequently, the Company purchased the remaining DBS shares. In this matter, see also Section 1.1.2.

C.	Approval of the Prime Minister and the Minister of Communications in accordance with the provisions the Communications Law and of the Communications Order, including approval of corporations from the B Communications Group and the controlling individuals in it to control Bezeq (the Control Permit). The Control Permit is contingent, inter alia, upon the percentage of B Communications' holding in the Company not falling below 30% ("the Minimum Percentage"), subject to a number of exceptions stated in the Communications Order.

On February 1, 2016, a notice was delivered to the Company from B Communications stating that according to the provisions of the law and the Control Permit, B Communications is entitled to fall below the minimum rate, subject to certain terms19, provided that B Communications Group continues to control the Company and its rate of holding in it does not fall below 25%. With regard to the sale of part of B Communications shares executed following this notice, see Section 1.3.

[17]	For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees in other companies in the Group.
[18]	For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.
[19]	Section 3(A3) of the Communications Order allows decreasing the holdings of the controlling shareholder to below the minimum holding rate in one of the following ways, if after the decrease, it remains the controlling shareholder of the Company: A. A public placement or allocation under a prospectus on the TASE or a sale during trade on the TASE; B. A sale or private placement to one or more institutional investors (as defined in the Communications Order), which make investments for customers, provided that as a result of the purchase or placement the institutional investor does not hold, solely or with others, means of control in a percentage that requires approval under the Communications Order; C. A sale or private placement to one or more distributors (as defined in the Communications Order), provided that the purchase is not made for themselves or for their investees or entities controlling them, and they undertake not to sell means of control in a percentage that result in one or more buyer holding a percentage that requires approval under the Communications Order, unless the buyer has approval under the Order.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

1.7.7	Level of economic activity in Israel

The activities of the Group are influenced by the level of economic activity in Israel, and accordingly, a change for the better or worse in that level can be expected to affect the Group's business.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.	Bezeq – Domestic fixed-line communications

2.1	General Information on the Operating Segment

2.1.1	Segment of operation and changes occurring in it

The Company holds a general license for providing domestic fixed-line communication services and provides a range of such services as described in Section 2.2, mainly these: domestic fixed-line telephony (fixed-line telephony), Internet access infrastructure services, transmission and data communication services, and wholesale services. In respect of the wholesale market, including regulation of service files, service prices, and the hearing relative to the plan for the prevention of a "margin squeeze", see Section 1.7.3.

2.1.2	Legislative restrictions and standards and special constraints

A.	Communications laws and the Company's Domestic Carrier License

The Company’s operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law, which is subject to the provisions of that Law, of the subsequent instructions, regulations, orders and rules, the provisions of the Domestic Carrier License, as well as other laws. In this respect and for the restrictions on the Company’s activity, inter alia, in respect of price setting, structural separation, permits for new services and service bundles, see Sections 1.7.2 and 2.16. For details about the regulations in the wholesale market, see Section 1.7.3A.

In addition, the Company was declared a provider of essential telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier License, and may not terminate them or narrow them without approval. The order also stipulates restrictions on the transfer and acquisition of means of control in the Company, and certain restrictions on the activities of the Company. For details, see Section 2.16.3.

B.	Antitrust laws

The Company was declared a monopoly in the main areas of its activities, and is also subject to supervision and to restrictions under the Antitrust Law (see Section 2.16.8).

C.	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), the Non-Ionizing Radiation Law (see Section 2.15), and to UBP 36 and UBP 56 (see Section 2.16.10).

2.1.3	Changes in the scope of operation in the segment and its profitability, market developments and customer characteristics

For the main data about the scope of operation in domestic fixed-line communications and its profitability in 2014 and 2015, see Section 1.5.4. The following is a description of the main changes in the scope of operation in the segment in the reporting period20:

In the reporting period, the Company started providing wholesale services to service providers, while as at the end of 2015, the number of wholesale Internet lines on the Company's network was 244,000. In this regard, it is noted that these lines also includes lines which were not originally on the Company's network (new or from a competitor's network). The Company believes that 11% of the fixed-line Internet subscribers in Israel are part of the wholesale BSA services. For the hearing on provision of wholesale telephony services in a resale format and wholesale services using passive infrastructures, see Section 1.7.3.

[20]	For detailed data and definitions of subscriber and average income, see the notes to the table in Section 0A.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

A.	Fixed-line telephony - in recent years has been characterized by a decline in demand and in prices. The decline in demand is reflected in the decline in the rate of ownership of fixed telephone lines and in a gradual erosion of the number of calls originating in fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers and the volume of use of cellular telephones in the comprehensive call-minute packages the cellular companies have marketed extensively over the last years (the Company estimates that 80% of all calls originate in the cellular network), and from an increase in VoIP calls (see Section 2.1.4). In 2015, the number of Company lines declined by about 0.1% (compared with a decline of 0.5% in the number of lines in 2014), inter alia, due to the reduction in the cellular prices. Likewise, the number of call minutes (incoming and outgoing) declined by 7% on the Company's fixed telephone lines compared with 2014. The average monthly revenue per phone line declined by approximately 5%. With regard to the hearing on the wholesale telephony service in a resale format, see Section 1.7.3.

B.	Internet access - in the Internet segment, a growth has been recorded in recent years in terms of number of subscribers. In 2015, there was a 4% increase in the number of fixed-line Internet subscribers in Israel. Furthermore, the Internet segment is characterized by a rise in surfing speeds and by the adoption of advanced services and value-added applications. In 2015, against the background of introduction of the wholesale Internet services, an increase of 8% in the number of the Company’s Internet subscribers (retail and wholesale) was recorded compared with 2014. Average monthly revenue per Internet subscriber (retail) rose by 5% compared with 2014. In the reporting period, the Company started providing wholesale BSA services and as at the end of 2015, the number of wholesale Internet lines on the Company's network was 244,000, which constitutes approximately 17% of the all the Company's subscribers. In this regard, it is noted that these lines also includes lines which were not originally on the Company's network (new or from a competitor's network).

With respect to establishment of a competing fixed-line network on the Company's infrastructure, on the electricity grid, see Section 2.6.5B.

C.	Transmission and data-communication services

The transmission and data communications segment for business customers and communications providers is characterized by a rapid increase in the customers' broadband consumption, but in general by lower prices per given volume of traffic. This stems both from development of the technology allowing greater bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.4).

D.	Use of physical infrastructures - with regard to this wholesale service, see Section 1.7.3.

E.	Service bundles

On the increase in consumption of service bundles and large-scale bundles, see Section 1.7.1.

2.1.4	Technological developments that may have a significant effect on the area of operations

A.	In recent years, a trend has established in the telecommunications market with the transition to technologies based on IP protocol, which promotes technology convergence between the different communication systems, and with the penetration of integrated products that enable various communication solutions in a single device (for example, cellular and Wi-Fi services). The availability of IP-based technologies and the continuing increase in bandwidth consumption provide customers, including business customers, a broader range of applications and services on IP-based infrastructures, such as telephony services, video transfer services, television, and network services with enterprise applications on the Internet infrastructure (ERP, CRM, etc.). These developments are leading to an increase in the demand for bandwidth by the Company’s Internet infrastructure, transmission and data communication services. Conversely, these developments that enable IP-based telephony services are one of the factors that have led to the decline in the consumption of the Group's fixed-line telephony services (in respect of the competition in telephony by providing services over the Company's Voice over Broadband (VoB) infrastructure, see Section 2.6.1). On January 12, 2015, the Ministry of Communications conducted a tender of frequencies for LTE networks, following which the capacity of cellular networks increased due to the rise in the popularity of 4G services. The increase in the capacity of cellular networks along with technological improvements, including future implementation of LTE networks, allow cellular operators to compete with the Company's telephony and Internet services, and to market larger bandwidths to their customers at lower prices. In the past year the trend of growing numbers of cellular Internet users has continued (see Section 2.6.3). As at the date of the report, the Company estimates the increase in the number of customers using cellular Internet network has not materially affected the volume of its Internet operations. Nevertheless, the potential of growth of the cellular networks at the expense of the Company's market share is a real one. The Company estimates that the transition of cellular companies to 4G in 2015 still does not materially change the interchangeability of cellular services compared with fixed services in the Internet segment.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	In respect of the decision about the exemption of a license to establish and operate a Wi-Fi access point, see Section 1.7.3I). The provision of cellular telephony services over the Wi-Fi network may assist in diverting loads to this network from the cellular network.

C.	Technological developments and falling prices of the equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

2.1.5	Critical success factors in the segment of operations and changes occurring in it

A.	The ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company's business environment.

B.	Regulatory decisions and the ability to cope with them.

C.	The ability to maintain innovation and technological leadership and to translate them into advanced and reliable applications of value to the customer at short response times, and marketing primacy.

D.	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

E.	Effectiveness of the sales and services groups.

F.	Managing an intelligent price policy, subject to regulatory restrictions, including restrictions and changes following implementation of the wholesale market.

2.1.6	Main entry and exit barriers of the segment of operation, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, these traditional carriers to the Company's segments of operation have lessened considerably as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and HOT’s) infrastructures and services in the wholesale market, and the ability to use existing set-ups, including the Company's network, by competing communications carriers or those destined to compete with the Company.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided on a broadband infrastructure of another operator, without the need for an independent line telephony infrastructure, and competition based on dividing the network into sections and wholesale sale of services (see Section 1.7.3A), more significantly reduces the size of investment required from those competing with the Company, thereby making entry barriers to the segment lower.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services to a defined quality and universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by power of Section 13A of the Communications law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with communication operators, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments. Some of these exit barriers are unique to the Company and not relevant to other operators active in the segment.

2.1.7	Substitutes for and changes in products in the sector

Cellular communication services are a substitute product for the Company's services, both in telephony and in Internet (see Sections 2.6.1 and 2.6.3).

IP technology such as VoB (see Section 2.6.1) is also a substitute for the Company's services. In Internet services, transmission and data communications, technological developments (e.g., 4G in cellular, infrastructure based on optical fibers, including over the electricity grid and advanced cable Internet protocols), enable the provision of new services at high speeds and competitive prices.

2.1.8	Competition structure and changes occurring in it

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, inter alia by means of granting licenses to entities operating in the segment.

Fixed-line telephony is characterized by a lively competitive dynamic. The Company's competitors are HOT Telecom (which, pursuant to a decision by the Minister of Communications dated November 17, 2014, received an extension for the mandatory implementation of universal services in full deployment), VoB service providers that have operated for several years under license with no obligation to provide universal service, and without their own independent access infrastructure, and they are entities related to providers of Internet access services (ISP) and international communication services. Some of them compete with the Company as part of telecommunications groups (see Sections 1.7.1 and 1.7.4), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.1). Following the decision and implementation of the wholesale telephony service in a resale format, service provided with a unified license that were permitted to provide domestic carrier services without any infrastructure at all will compete with the Company through basic telephony services that are identical to the Company's services, to BSA service subscribers.

The Internet segment is characterized by high rates of penetration, which are attributed to the deployment of a national access infrastructure. The Company’s main competitor in this area is HOT, and the Company is also exposed to competition from the cellular companies (see Section 2.1.4). Upon implementation of a wholesale market, ISPs and unified general license holders compete with the Company, among other things, in providing packages of services, including broadband services, using the Company's infrastructures, at wholesale tariffs and following the decision in the hearing regarding wholesale telephony services for resale, unified license holders authorized to provide domestic carrier services will also be able to include telephony services in their packages (see Section 1.7.3).

HOT competes with the Company as an infrastructure owner compelled to provide wholesale services (although as at the report period, the services have not yet been provided by HOT).

In the transmission and data-communications segment, the Company competes mainly with HOT Telecom, Cellcom and Partner, which operate as communication groups and provide a full communications solution to customers.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the possible repercussions of the Concentration Law, further development of the wholesale market, the lack of symmetry between the Company and the competitors’ ability to provide a comprehensive service, the new services that the Company will be permitted to provide, the tariff policy, the extent of flexibility allowed to the Company when offering service bundles, including with subsidiaries, and technological developments.

For a description of the development of competition, see Section 1.7 and 2.6.

2.2	Products and Services

2.2.1	General

The Company provides a wide range of communication services for its business and private customers, as described below.

2.2.2	Telephony

The Company's telephony services include mainly the basic telephony services on the domestic telephone line, and associated services such as voice mail, caller ID, music on-hold, and Bphone (a service that enables to make telephone calls via the IP network as fixed-line calls).

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

The Company operates a unified telephone directory21 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company's 144 service. The Knesset approved the first reading of a bill under which, inter alia, information services provided under a Ministry of Communications license, will obligate the operators to transfer their databases to such a licensee for reasonable payment, and cancel allocation of the number 144 to the Company.

For the hearing on the wholesale telephony service in a resale format, see Section 1.7.3.

2.2.3	Internet access infrastructure services

The Company provides broadband Internet access infrastructure services in xDSL technology.

For details about changes in the number of the Company's Internet subscribers and average monthly revenue per Internet subscriber, see Section 0 For details about the Company's market share in this segment, see Section 2.6.3.

Internet service has become one of the main occupations of the Company and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average surfing speed of the Company's Internet subscribers at the end of 2015 was 37.8 Mbps, compared with an average of 32.5 Mbps at the end of 2014. Over the past year, the minimum speed of the package provided for new customers is 5 Mbps.

xDSL service is provided also on subscriber lines with no telephony and at no additional cost. It should be noted that, according to the decision of the Ministry of Communications (in respect of the cancellation of NDSL services), the Company is not entitled to apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service. For the decision about wholesale BSA services, see Section 1.7.3.

Likewise, the company provides Free WiFi service, which enables the Company’s customers to share part of their wireless bandwidth in return for browsing outside of their homes as well.

For the wholesale BSA services, see Section 1.7.3.

[21]	A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation is exempt from the need for approval of a cartel for a period of three years starting November 5, 2014.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Graph – Changes in the surfing speeds of the Company's Internet subscribers 2010-2015 (in Mbps at the end of each year):

2.2.4	Transmission and data-communication services

Data communication services are network services for transferring data from point to point, transferring data between computers and between various communications networks, services connecting communications networks to the Internet, and remote access services.

The Company offers transmission services, including high rates, to communication operators and their business customers over a variety of interfaces (see Section 2.6.4).

2.2.5	Other services

A.	Additional services to communication operators

The Company provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company's network, transmission services, billing services, leasing of space, services in leased premises.

For details about wholesale services for communication operators, see Section 1.7.3A.

B.	Broadcasting services

The Company operates and maintains radio transmitters which are operated, inter alia, by Israel Broadcasting Corporation, Israel Army Radio (Galei Zahal), and the broadcasts of a number of regional radio stations. It also operates the DTT transmitters for the Second Authority. The Company is responsible only for operating and maintaining the transmitters, and not for the content of the broadcasts. In this matter, see also Section 2.15.

C.	Contract works

The Company carries out set-up and operation works of networks or subnetworks for various customers (e.g., the Ministry of Defense, HOT, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom for providing installation, maintenance and hosting of networks using the Company's infrastructures, from the exit point of the operation of the license-holders to the delivery point at the entrance to the homes of the subscribers (the connection and maintenance from these points to the subscribers' homes themselves are not the responsibility of the Company).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

D.	IP Centrex – IP Centrex service is a private and virtual exchange service in a public network.

E.	Data Center – A service enabling a backup and survivability solution for the customer.

F.	144 Internet site (B144) – A search engine for finding the telephone numbers of businesses and private persons, including a classified search.

G.	Bcloud service - Enables Company Internet customers to store data and digital media in a virtual cloud.

H.	Bhome service - A "smart home" service that allows the Company's Internet subscribers to be updated of everything happening at home in real time via smartphone, cameras and sensors installed at home.

2.3	Breakdown of product and service revenues

The following table shows the distribution of the Company's revenues by main products and services in its segment of operation, 2013-2015 (in NIS millions):

	2015	2014	2013
Revenues from fixed-line telephony	1,586	1,668	1,971
Percentage out of total Company revenues in the segment	35.99%	38.64%	44.02%
Revenues from Internet infrastructure services	1,542	1,394	1,287
Percentage out of total Company revenues in the segment	34.99%	32.30%	28.74%
Revenues from transmission and data communication services	1,058	1,022	990
Percentage out of total Company revenues in the segment	24.01%	23.67%	22.10%
Revenues from other services	221	233	230
Percentage out of total Company revenues in the segment	5.01%	5.39%	5.14%
Total revenues from the domestic fixed-line communication services segment	4,407	4,317	4,478

2.4	Trade receivables

The Company is not dependent on a single customer, and there is no customer that accounts for 10% or more of the Company's total revenue.

The Company’s revenues are distributed into two main customer types – private (57%), and business (43%). The distribution is by revenues, as shown in the following table:

	2015	2014	2013
Revenue from private customers	2,507	2,498	2,605
Revenue from business customers	1,900	1,819	1,873
Total revenue	4,407	4,317	4,478

2.5	Marketing, distribution and service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers (including Moked 199) around the country, technical support centers for private and business customers, 10 points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through advertising in the mass media, telephone sales centers, customer managers and an array of independent dealers which are mainly ISPs, sales centers operated by outsourcing, and ISPs which, upon establishment of the wholesale market, mainly market end-to-end service packages based on the Company's wholesale BSA services. Furthermore, the Company has independent, advanced and innovative service and sales channels on its website (adapted to surfing from mobile phones), a dedicated application ("My Bezeq"), and also Interactive Voice Response (IVR).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.6	Competition

The following is a description of the development of competition in the domestic fixed-line communications segment.

2.6.1	Wholesale market (see Section 1.7.3)

Communication operators that compete with the Company can buy services from the Company at controlled prices, including infrastructure segments, and thus compete with the Company mainly by selling complete service packages to the customers, based on wholesale BSA services. Furthermore, if a similar control structure to that described in the hearing about the "Prevention of Margin Squeeze" (see Section 1.7.3) is implemented, the Company will be damaged in its ability to compete with its wholesale activity, both in quotations to customers and in time to market (TTM).

To the best of the Company's knowledge, HOT does not yet provide wholesale services in the absence of a price determined by the regulator. On January 14, 2016, the Ministry of Communications published a hearing to determine the maximum tariffs for wholesale services on HOT's network.

2.6.2	Telephony

The Company believes that at the end of 2015, its market share in the fixed-line telephony market was approximately 56% of the private sector and 74% of the business sector, without change compared to 201422.

The competition in the fixed-line communications segment is lively:

A.	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed telephony infrastructures and they are in lively competition, which is manifested, inter alia, by HOT combining Internet infrastructure, telephony and cable television, and possibly cellular services as well, mainly to households (for the marketing of service bundles of the Bezeq Group, see Section 1.7.2). In addition, HOT markets telephony services to business customers.

The Company also has competition from license-holders for domestic fixed-line communication services, including VoB (see Section 2.1.8). Competition in this segment may increase as the rate of penetration of wholesale services BSA increases.

For the wholesale telephony service in a resale format, see Section 1.7.3.

B.	Competition in telephony from the cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes for the landline telephone. The Company believes that a deepening of the substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines (see Section 2.1.3).

In 2015, the trends that began in 2012 continued, marking a leap in competition in the cellular communications market in Israel. The activity of the new infrastructure operators, Golan and HOT Mobile, and to a lesser extent the activity of virtual cellular operators, continued the trend of erosion of prices and maintained the high level of mobility of customers between the companies. Notwithstanding, the continuation of these trends has a minor effect on the fixed-line operation compared with previous years, and in 2015 there is a decline in the downtrend of average movement per line and the rate of removal of fixed telephone lines. The migration of the cellular operators to 4G in 2015 did not change the interchangeability between cellular phones and fixed-line phones.

[22]	These market shares are in terms of lines, based on the Company's assessment.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Partner and Cellcom also provide fixed-domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

C.	Regulation of VoC services

On November 21, 2012, the Ministry gave its decision on the hearing according to which VOB or VOC telephony services are telephony services which use IP technology over another entity's Internet services, irrespective of whether this network is mobile or fixed, and it is therefore a single fixed service, the provision of which will be regulated in a general Domestic Carrier License or special license, as applicable, pursuant to the amendment to the general or special Domestic Carrier licenses that currently provide VOB services.

In respect of the evaluation of the possibility to grant a license also to holders of cellular operator licenses to use Wi-Fi access points as part of their network to provide services, see Section 1.7.31).

2.6.3	Internet infrastructure segment

The Company believes that at the end of 2015, its market share in the Internet infrastructure market was approximately 68% (compared with 66% at the end of 2014)23.

The competition in this field is also lively:

A.	Competition from HOT Group – HOT's Internet infrastructure is deployed nationwide, in which a range of communication services and interactive applications can be provided. Today, this network is the main alternative to the competition with the Company's infrastructures in the private sector. The upgrading of the infrastructure and the service bundles marketed by the HOT Group (see Section 1.7.1C), and the Ministry of Communication’s decision regarding the cancellation of NDSL services, increased the level of competition. HOT was compelled to provide wholesale services, including BSA services, but to the best of the Company's knowledge, it does not yet actually provide them (in this regard, see Section 2.6.1).

B.	Competition from ISPs and telecommunication companies - operating the wholesale market enables ISPs and telecommunication companies (holders of a single license) to offer customers service bundles that also include Internet infrastructure based on the Company's infrastructures and services (in exchange for controlled tariffs to be paid by the telecommunication providers to the Company). Furthermore, if and insofar as the mechanism for preventing a 'margin squeeze' is implemented, similar to the one described in the hearing of the Ministry of Communications, the Company's ability to market offerings of its wholesale services - in terms of both prices and TTM - will also suffer. The Ministry claims that the Company's ability to provide wholesale telephony services is important for expansion of competition in the broadband segment. The Company disagrees with this position. See Section 1.7.3) - Wholesale market.

C.	Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range both in the private sector and in the business sector. Unlike the fixed-line communications segment (where the provision of access infrastructure services – by HOT, is separate from provision of Internet access services – by the ISP), the cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services. On January 12, 2015, the Ministry of Communications conducted a tender of frequencies for LTE networks, following which the capacity of cellular networks increased due to the rise in the popularity of 4G services. Notwithstanding, the Company believes that the migration of the cellular operators to 4G in 2015 did not change the interchangeability between cellular Internet and fixed-line Internet.

[23]	The Company's assessment of its market share in Internet infrastructure services at the end of 2015 is based on the number of its subscribers and the number of HOT subscribers at the same date published by HOT. The data for the Company's market share at the end of 2014 is based on the number of Company subscribers and the number of HOT subscribers at that date, based on the data published by HOT in its 2014 annual financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

D.	In respect of competition from IBC - IBC is deploying a fiber-optic infrastructure for the provision of Internet services over the electrical grid (see Section2.6.5B), and has begun operating commercially in several cities, while declaring its intention to begin operating in additional cities in 2015. According to media reports, as at the publication date, volume of subscribers enlisted by IBC is immaterial.

2.6.4	Transmission and data communications

In addition to the Company, other companies operating in this field are Cellcom, Partner, HOT, and Internet companies that also use leased infrastructures.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by the Company) and for competition with the Company in the transmission and data communications market. Partner also provides transmission and data communication services combined with telephony and Internet to business customers.

For detail of operations and potential competition, see also Section 2.6.5B (IBC) and Section 1.7.31.7.3C (wholesale market - physical infrastructures).

2.6.5	Additional factors that could influence competition

A.	Narrowing of transition barriers among companies

The transition to receive services from a service provider on the basis of the wholesale services (e.g. BSA services) is characterized by minimal transition barriers.

B.	Other potentially competing infrastructures

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are a number of infrastructures in Israel today with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies. Among these are Israel Electric Corporation ("IEC"), Israel Railways, Mekorot (water grid), Oil Infrastructures, and the Cross Israel Highway company. Some municipalities are also trying to create an alternative to pipes or fibers being laid by deploying their own infrastructures.

The state managed a procedure for selecting an investor for a communications enterprise in cooperation with IEC. As a result, in August 2013, IBC Israel Broadband Company (2013) Ltd. (” IBC”) (60% of which is owned by a group of investors headed by the ViaEurope Group and 40% is owned by IEC), was granted a general license for the provision of communication infrastructure services (for example, data communications, digital transmission and VPN) over fiber optics. In accordance with the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optics network and will become the network’s operator. In addition, IBC is entitled to use the communication facilities of another operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years.

Furthermore, on the same date, IBC received a special license for the provision of domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines for a period of five years (with the option to request an extension). A special license does not obligate to provide universal services to all people in Israel.

The Company estimates that the significant reliefs granted to IBC in respect of the obligation to provide universal service (the option to make a gradual universal deployment over a long period of time), the granting of a special license for the provision of data-communication services without providing universal service, and the possibility to allow IBC to receive wholesale infrastructure services, if any, from the Company may adversely affect the Company’s operations and its results.

The Company's foregoing estimate is forward-looking information as defined in the Securities Law. This estimate may not materialize, in part depending on the manner and scope of activities and schedules for IBC’s operation, and in case of changes in the structure of the competition in the communications market.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.6.6	Company's preparation and ways of coping with the intensifying competition

The Company deals with competition in domestic fixed-line telecommunication services in several ways:

A.	The Company launches new communication services, value added applications and product packages, and services, in order to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. The Company invests in enhancement and modernization of its infrastructure so as to enable it to provide advanced services and products for its subscribers. In 2010, upon receipt of the requisite permit, the Company started marketing joint products packages in the private sector and in May 2012 in the business sector (see Section 1.7.2B), while broadening the supply of the services it offers and offering packages that correspond to some of those offered by its competitors.

B.	The Company is working on the penetration of a high-speed Internet infrastructure service and on increasing the number of its customers for the service. NGN enables customer upgrades to higher speeds, and the creation of added value for the customer by means of broader consumption of content, leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

C.	The Company works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of competition in its segment.

D.	The Company has simplified its tariff structure and offers its customers alternative payment packages (see Section 2.16.1), tracks and campaigns.

E.	The Company offers packages that can be unbundled and combines the Company's services with those of Bezeq International.

F.	The Company uses consumption-adapted packages and tracks to promote subscription to the telephony service.

G.	The Company makes adjustments on the expenses side for the purpose of focusing investments on fixed assets in growth activities and in projects for cutting operating costs. Nevertheless, the Company's ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs such as infrastructure maintenance and building leasing and upkeep).

2.6.7	Positive and negative factors that affect the competitive status of the Company

A.	Positive factors

1.	Nationally deployed, quality infrastructure through which a range of services are provided.

2.	Presence in most businesses and households.

3.	Strong and familiar brand.

4.	Technological innovation.

5.	Strong capital structure and positive cash flows.

6.	Broad service infrastructure and varied customer interfaces.

7.	Professional, experienced and skilled human resources.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Negative factors

The Company believes that various restrictions imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main restrictions in this context are the following:

1.	See Section 1.7.3 - Wholesale market - operation of the wholesale market at supervised prices, arrangements subject to the intervention of the regulator, potential selective enforcement by the Ministry of Communications in respect of the operation of the wholesale market, implementation of a control mechanism over the Company's wholesale services offering. Notwithstanding, the possibility to cancel the structural separation following operation of the wholesale market may also positively affect the competitive position of the Company.

2.	Absence of tariff flexibility

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. In this matter, see also Section 2.16.1.

With regard to prevention of a "margin squeeze" in the wholesale market, see Section 1.7.3.

3.	Structural separation

For information about the obligation for a structural separation applicable to the Company, see Section 1.7.2.A. For information about the wholesale market, including cancellation of the structural separation and the conditions for doing so, see Section  1.7.3.

4.	Obligation to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances that are not financially viable (subject to the possibility of obtaining an exemption in extraordinary circumstances; notwithstanding, in accordance with the document from the Minister of Communications dated November 17, 2014 on this matter, the circumstances for providing an exemption are virtually nonexistent). This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company's customers (mainly business customers), which are a material source of the Company’s income. Furthermore, HOT, which is obligated to provide universal services, received in the aforementioned document from the Minister of Communications a postponement for the obligation to make a full deployment (see Section  2.1.8).

5.	Restrictions in marketing joint service bundles of the Company and other Group companies

See Sections 1.7.2B and 1.7.3.

6.	Characteristics of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced that the cellular terminal equipment, and the supply of advanced services that can be consumed with it is limited.

2.7	Property, plant and equipment

2.7.1	General

The Company's property, plant and equipment consists mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

A-49

2.7.2	Infrastructure and domestic fixed-line communications equipment

The Company has a Next-Generation Network (NGN) based on a core IP network and deployment and deployment of an optical fiber network to street cabinets (a network topology known as Fiber to the Curb, FTTC), and also based on an access network (a system that connects NEPs on the subscriber's premises to the network and engineering systems). The connection from the home to the access network is based on copper cables and the connection from the access systems to the backbone is based mainly on optic cables. Terminal equipment (equipment installed on the subscriber's premises, e.g. the actual telephone, private exchanges, fax machines, modems, routers, etc.) through which the subscriber receives the service.

In this network, using VDSL224 technology, bandwidth of up to 100 Mbps download speed can be provided, as well as innovative added value services. Other advantages of the new technology are simplification of the network structure and better management ability. For information about the number of subscribers connected to the NGN, changes in the volume of customers that consume NGN services and average bandwidths in 2013 and 2014, see Section 2.2.3.

As at the end of 2015, the Company has completed deployment of the network.

The Company is extending its infrastructure, including distribution of fiber optics so as to further enlarge bandwidth for its customers. On August 29, 2012, the Board of Directors resolved to approve extension of the Company's optical fiber deployment so that the fibers will be as close as possible to the customer's premises (FTTH/FTTB), as a basis for future provision of more advanced and broader-band communication services than those currently provided, in part on the basis of new technologies using the copper cables on the customer's premises. In this regard, a detailed design of the project, procurement and fiber-optics deployment are being carried out. The project is modular, and the Company reviews the project’s scope and outline on a regular basis, as well as the need for adjustments, inter alia, in view of the advancement of relevant technologies and the development of customer needs.

As at the end of 2015, the Company has deployed optic cables to 1.3 million homes and businesses.

At the beginning of 2016, the Company started testing the G. fast technology and optic technologies in the field, which allow ultra high-speed surfing of hundreds of megabits and even 1 gigabit, with the aim of reviewing the technological and economic aspects of operating the network.

2.7.3	Computerization

The computer system in the Company supports four main areas: Marketing and Customers Management, engineering infrastructures of the telecommunications infrastructure, Company resources management, and company-wide systems.

The Company's computer system is large and complex, and supports critical work processes and handles very large volumes of data. This system consists of a large number of systems, some of which are information systems which started being developed many years ago, while others are modern and were developed and applied recently. Most of the systems operate in open computer environments.

2.7.4	Real Estate

A.	General

The Company's real estate assets derive from two sources: Assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2A), and assets in which the rights were purchased or received by the Company after that date, including assets that it leases from third parties.

[24]	Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) at very high speed. One of the fastest technologies available for data transfer on high bandwidth in standard telephone lines.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The real estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc.) and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

The following is a list of the Company's assets in accordance with the material rights on the asset. Furthermore, the Company has an interest (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables):

Right	Number of Assets	Area of the Plot (thousand sq. m.)	Built Area (thousand sq. m.)	Notes
Ownership, lease or right of lease	340	920	170	Of this, 330 assets cover an area of 890 thousand sq. m., and 140 thousand sq. m. built up are assets for communication needs, and the remainder for administration needs.

				30 are jointly owned with the Ministry of Communications and/or the Israel Postal Co. Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties (see Section 2.17.2C). The parties operate as required by the orders of the agreement, and inter alia, to separate joint debits and systems.
Possession (authorized/possession rights by law)	40	2.5	0.8	Assets in Israeli settlements in the Administrated Territories, all for communication needs. There is no written regulation of the contractual rights for these properties, but in the Company's opinion this does not create material exposure.
Lease	330	30	70	310 assets, out of which 11 thousand sq. m. built up are for communication needs and the remainder for administration needs. Out of which, approximately 4 thousand sq.m. built up are sublet.
Miscellaneous rights in 'residential rooms'	1,050	10	18	These are rooms for cables and installations for residential communications.

				For most of the assets there is no arrangements for rights in writing (for example, the ILA, settlement entities, the entrepreneurs of the projects in which the properties are located, and house committees).
Right to receive areas for warehouses and offices	An asset in Sakia (near the Mesubim junction)	70 net	-	See below.

Further to the Company's negotiations with the planning authorities to exercise its rights under the authorization agreement between the Company and ILA for an area of 11.5 hectares signed in April 2013, in April 2015, the district committee filed and published for objections a detailed outline plan for the property, setting out the purpose, use, building rights and building provisions for zoning of the land in the plan. On October 26, 2015, the district committee approved validation of the outline plan. Subsequently, the Company is expected to sign a lease agreement with respect to the property. The Company is reviewing the different options available for exercising its rights in the property, including the option of selling it or part thereof, some of which may lead to recording of material gain in a volume that, according to the Company's initial estimation and prior to performing relevant tests, could reach hundreds of millions of shekels.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The information presented in this section includes forward-looking information, as defined in the Securities Law, 1968, based, in part on the Company's assessments with respect to the options available to it for selling the property, costs, expenses and taxes with respect to the sale of the property, the Company's requirements and the situation of the Israeli real estate market. If any of these assessments fail to materialize, the forward-looking information may not materialize.

B.	Registration

At the date of publication of this Periodic Report, the Company's rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties which can be registered in the Lands Registry.

C.	Real estate settlement agreement

On March 10, 2004, a settlement agreement between the Company, the Administration and the State ("the Settlement Agreement") was validated as a court decision. The agreement concerns most of the real estate assets transferred to the Company under the asset transfer agreement signed for commencement of the Company's business activity. The Settlement Agreement stated that the assets remaining in the Company's possession have the status of capitalized lease, and subject to the execution of individual lease contacts, the Company will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the Administration for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved by 1993 as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less part of amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the Administration, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

As at the date of publication of this periodic report, the Company returned to 15 properties to the ILA. Two additional properties will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

D.	Sale of real estate

Following a new review by the Company's Management regarding the sale of the Company's real estate, the Board of Directors approved further sales of assets which are inactive and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. During 2015, the Company sold 16 such properties, on a total area of 30,000 sq.m. of land and 36,000 sq.m. built up, for a total sum of approximately NIS 273 million.

According to Company estimates, the sale of real estate assets that are inactive or that can easily be vacated without incurring significant expenses and for which the Company has no use after they are vacated, including real estate assets that may be vacated and will become redundant following the transition to the NGN network, if such assets are sold, and the sale of assets in the sale and leaseback method, may generate capital gains for the Company which may, in aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale (if any); the estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as to internal estimates prepared by the Company (including with respect to assets that were not appraised at all); likewise, the sale of some of the assets may involve difficulties, including if there is no demand or there are various planning restrictions, and at this stage the Company is unable to foresee what consideration will be received when any of these real estate assets are actually sold or when they will be sold.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

In view of the foregoing, it should be emphasized that the Company's above estimates are forward-looking information, as defined in the Securities Law. These estimates are based, in part, on the Company's estimates with respect to the value of the real estate assets that it owns regarding their carrying value, subject to the foregoing regarding the fact that the Company has no appraisals for some of the assets, or the appraisals in the Company's possession are outdated and the valuations are therefore based on the Company's internal estimates; and regarding the Company's inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold); and on the Company's estimates regarding the volume of real estate assets that may be vacated and become obsolete in coming years, making it possible to sell them based on Company policy, subject to the foregoing concerning the fact that no concrete decision has yet been made to sell the assets that were taken into account in estimating the above amount, the list of relevant assets may change from time to time and the timing of their sale (if a decision is made to sell them) is uncertain. Consequently, the Company's estimates concerning capital gains (in aggregate and before tax) that may be generated in coming years from the disposal of real estate assets as noted above, may not materialize or may materialize in a materially different way from that foreseen, including should any of the Company's assumptions and estimates listed above in this section fail to materialize or if they materialize only partially.

2.8	Intangible assets

2.8.1	The Company's Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this Periodic Report, there are about 190 trademarks registered or in the process of being registered in the Company's name with the Registrar of Trademarks. The main trademarks of the Company are "Bezeq" – the name of the Company, and "B" – the Company's logo. The investment in advertising the trademarks is intended to raise the level of exposure and awareness of the public to the trademarks and to build differentiation and uniqueness for the Company, which will influence the customers' purchasing considerations and preference.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.9	Human Resources

2.9.1	Organizational structure and headcount according to the organizational structure

The following chart shows the general organizational structure of the Company as at December 31, 2015:

On September 4, 2007, the Board of Directors of the Company resolved, pursuant to Section 50(a) of the Companies Law and Sections 119 and 121.1 of the Company's Articles of Association, that the authority of the CEO in all matters relating to companies held directly or indirectly by the Company (Pelephone, Bezeq International, DBS, Walla, Bezeq on Line and Bezeq Zahav Holdings), would be transferred to the Board of Directors, and the Board adopted resolutions accordingly. As a result, on matters relating to the subsidiaries the Deputy CEO and CFO report to the Board of Directors, while on the Company's activities as Domestic Carrier they report to the CEO of the Company.

2.9.2	Number of Company employees and employment frameworks

The number of Company employees as at December 31, 2015 was 5986 (compared with 5,964 employees at the end of 2014). 90% of the Company’s employees are employed under a collective agreement (out of which 58% are permanent employees and the remainder are nonpermanent employees). The remainder of the Company’s employees (10%) are employed under personal agreements, not under collective agreements.

For details about the special collective agreement of December 2006 and its amendment, see Section 2.9.4.

2.9.3	Early-retirement plans

During the course of 2015, 55 tenured employees retired from the Company, based on the early retirement plan (some in the framework of a sub-budget from 2014). The Board also approved the termination of employment of additional employees in an increased severance pay track, in accordance with the Company’s needs.

On December 22, 2015, the Company's Board approved a budget of NIS 103 million for 2016 for the early retirement of 78 employees in an early retirement track and severance pay track, in accordance with the conditions of the collective agreement of December 2006 and amendment of December 2010. The Board also approved an additional budget of NIS 12.5 million for 2015 (above a budget of NIS 30 million approved for early retirement in 2015).

On this matter, also see Note 15 to the 2015 financial statements.

2.9.4	Characteristics of employment agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company, the representatives of Company employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion orders to certain general collective agreements such as cost-of-living increment agreements.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

In December 2006, a special collective agreement was signed between the Company, the employee union and the Histadrut, regulating labor relations in the Company following transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd. and set a new organizational structure for the Company (see Section 2.9.1).

Under the agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the agreement would apply, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out restrictions on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. The agreement also states that the Company can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009-2013.

Under the agreement, during the term of the agreement, two employee-directors25 will serve on the Board of Directors of the Company, who would be proposed by the union (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

On December 19, 2010, an amendment was made to the collective agreement, dating it to December 31, 2015 (with an option for extension to December 31, 2017), mainly to extend the retirement arrangements under the collective agreement until December 31, 2016. Under these retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years, cumulative, from 2010 until 2016.26 The agreement also defines the "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of the Company (under the collective agreement): his wage model is according to the Company's wage policy and market wages; at the end of his employment in the Company he is entitled to increased severance pay only (depending on the number of years of employment).

On August 30, 2015, the Company's Board of Directors adopted another amendment to the collective agreement, mainly extension and revision of the collective agreement and retirement arrangements until December 31, 2021, and their amendment. As part of the retirement arrangements, the Company will be entitled, at its discretion, to terminate the employment of 203 permanent employees (including new permanent employees) each year. The estimated cost of the agreement, including wage improvements and excluding employee retirement, which is subject to the Company's discretion, is NIS 280 million throughout the agreement period (of which NIS 30 million are contingent to the Company's expenses).

For details of other material agreements concerning labor relations, see Section 2.17.4.

2.9.5	Employee reward plans

For details about options plans for employees, see Note 25 to the 2015 financial statements.

2.9.6	Officers and senior management in the Company

On the date of publication of this periodic report, the Company has 11 directors, of whom four are external directors, one is an employee-director, and two are independent directors (who are not external directors) pursuant to Section 249B to the Companies Law. In addition, senior management has 11 members.

[25]	At the beginning of 2016, the workers union announced that it agrees that so long as up to 15 directors service on the Board of Directors, one representative among the employees will serve on the Board and if the number of directors exceeds 15, an additional representative among the employees will serve on the board.
[26]	The Company may complete the retirement process also in 2017, if it is not completed during the above period.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The members of the senior management are employed under personal agreements which include, inter alia, pension coverage, payment of bonuses based on targets, and advance notice months before retirement. The Company also allots options for Company shares to the members of senior management, at its discretion (see Note 25 to the 2015 financial statements).

In 2013, the compensation policy for Company officers was approved ("the Compensation Policy"). The Compensation Policy (including its amendments approved later on) includes reference to the following parameters for evaluating the compensation terms: The fixed salary component (base salary (linked) of the CEO and Vice Presidents of significant subsidiaries, which will not exceed NIS 2.5 million per year; the base salary of Deputy CEOs in the range of NIS 85,000 to NIS 100,000 per month, and of Vice Presidents in the range of NIS 40,000 to NIS 85,000 per month)27; additional accepted conditions; severance pay; retirement conditions and retention grants; insurance and indemnity; a variable component - a performance-dependent bonus for a total budget equivalent to 1% of the group’s EBIDTA; a capital component based on financial bonuses derived from the increase in the value of the share (Phantom stock); and the option of providing a special bonus to officers under specific conditions.

For details, see the Company's immediate reports of July 29, 2013 (convening an extraordinary general meeting), March 3, 2014 (amended report convening an extraordinary general meeting), and February 5, 2015 (amended immediate report convening an extraordinary general meeting), included in this report by way of reference.

On March 6, 2016 and March 8, 2016, the Compensation Committee and Board of Directors, respectively, approved a new compensation policy, including various amendments to the Compensation Policy as follows: Inclusion of the CEO of DBS under the policy, adding fixed targets and considerations for the Company CEO, increasing the maximum bonus subject to discretion, a special grant and retention grant and the option of granting additional benefits and fringe benefits at a rate of up to 10% of the monthly cost of the fixed component, and addition of the option to grant letters of exemption to officers (will not apply with regard to transactions of interested parties). The approval of the new compensation policy is subject to approval of the general meeting of the Company's shareholders convened for May 3, 2016. In this regard, also see the Company's immediate report of March 17, 2016 (report convening an extraordinary general meeting), which is included in this report by way of reference.

For additional information pertaining to the compensation of officers, see Section 2 to the Board of Directors’ Report, Section 7 to Chapter D to this periodic report, and Note 28.6 to the 2015 financial statements.

2.10	Equipment and suppliers

2.10.1	Equipment

The main equipment used by the Company includes exchanges, communication cabinets (MSAGs), copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of main suppliers.

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 of the First Annex to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, the Company considers a "main supplier" to be a supplier that accounts for more than 5% of the volume of the Company's annual purchases, or that accounts for more than 10% of the volume of all the Company's purchases in a particular operating segment.

In 2015, the Company had no main supplier, as defined above.

[27]	Following completion of approval of the new compensation policy, as set out below, the range is expected to change to NIS 90,000 to NIS 100,000 and NIS 40,000 to NIS 90,000, respectively.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems are unique, and over its years of operation the possibility of obtaining support other than through the manufacturer, is limited.

In the Company's opinion, in view of the importance of having the manufacturer's support for specific equipment used, the Company may be dependent on the following suppliers:

Supplier Name	Area of Expertise
Alcatel, represented in Israel by Alcatel Telecom Ltd.	Metro transmission and access systems to the NGN
Juniper Networks	Metro transmission
Dialogic Networks (Israel) Ltd.	Transfer exchanges for connecting operators to the Company's switching network
Comverse Ltd.	Switching networks for end customers in the NGN
Adtran Holdings Ltd.	Access systems to the NGN
EMC	Hardware and backup, restoration and survivability solutions for systems and infrastructures
VMware	Infrastructure for most of the virtualization of the servers

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for a further period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11	Working Capital

For details about the Company’s working capital, see Section 1.4 to the Board of Directors’ report.

2.12	Investments

For information on investments in investees, see Note 11 to the 2015 Financial Statements, and see also Sections 3 and 4 in Chapter D of this Periodic Report.

2.13	Financing

On May 29, 2011, the Company published a shelf prospectus for the issue of shares, bonds, convertible bonds, stock options, options for bonds and commercial papers, of a scope and under conditions to be determined in accordance with shelf proposal reports, if and insofar as the Company should publish them in the future. For details, see the Company's immediate report of May 29, 2014, which is included in this report by way of reference.

2.13.1	Average and effective interest rates on loans

At 31 December 2015, the Company is not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Loan term	Source of financing	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2015
	Banks	1,331	Unlinked NIS	Variable, based on prime rate*	1.64%	1.64%	1.27%-1.95%
	Banks	1,823	Unlinked NIS	Fixed	5.21%	5.27%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.56%	1.60%	1.47%-1.61%
	Non-bank sources	1,675	Unlinked NIS	Fixed	5.53%	5.61%	3.65%-6.65%
	Non-bank sources***	3,661	CPI-linked NIS	Fixed	2.63%	2.68%	2.20%-5.30%

*	Prime interest rate as at March 2016 – 1.6%.

**	STL yield per year (227) – 0.072% (average last 5 trading days of February 2016) for the interest period that began on March 1, 2016.

***	Not including bonds (Series 5) held by a wholly-owned subsidiary.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

For additional details about the Company’s loans, see Note 12 to the 2015 financial statements.

2.13.2	Restrictions on borrowings

A.	Restrictions included in the Company's loans

See Note 12 to the 2015 financial statements. At the date of the financial statements and the date of publication of this periodic report, the Company is in compliance with all the restrictions applicable to it.

B.	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one "group of borrowers" with B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could from time to time affect the ability of banks to grant further credit to the Company. For details about the authorization to determine restrictions on borrowings for a business group in the Concentration Law, see Section 1.7.3H.

2.13.3	Reportable credit

As at December 31, 2015, the Company's reportable credit, in accordance with Legal Position 104-15 of the Securities Authority (Reportable Credit Event) (“Reportable Credit Guideline”) is as follows: Two bank loans, Series 5 to Series 10 bonds of the Company, and commitments to extend credit to the Company in 2016-2017 by banks and various institutional entities, all as set out in Note 12 of the 2015 financial statements and Section 6 of the Board of Directors' report.

2.13.4	Credit received during the reporting period/commitments to extend credit

Receiving commitments to extend credit for 2016-2017

In 2015 and the beginning of 2016, the Company signed agreements with banks and institutional entities under which it received a commitment to extend credit for future financing of the Company in 2016-2017 as follows:

Credit extension date	Credit in NIS millions	Average lifecycle (years) and repayment dates	Total interest rate (fixed, NIS and unlinked)
June 2016	900	4.6 (Repayment in five equal annual installments from June 1, 2019 to June 1, 2023)	3.71%
December 2016	500	4.9 (Repayment in five equal annual installments from December 15, 2019 to December 15, 2023)	4.25%
June 2017	900	4.5 (Repayment as from June 2020 until June 2024)	4.25%

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The terms of all these commitments and the loans granted under them include similar terms to those provided with respect to other loans taken by the Company defined in Note 12.6 of the 2015 financial statements, including: an undertaking not to create any other charges on the Company's assets (with certain restrictions), an undertaking that should it make a commitment to any entity in connection with financial covenants, the Company will undertake the same commitment also in connection with this credit (subject to certain exceptions), and standard terms for calling for immediate repayment (such as a violations, insolvency, liquidation or receivership, etc., and cross default, with certain restrictions), which will apply, with the necessary changes, also with respect to the credit extension undertaking periods. Some of the commitments to extend credit in 2017 also include the same terms as those given in the public debt raising of October 2015, as set out in Section 2.13.5.

For information regarding credit received during the reporting year by public debt raising, see Section 2.13.5.

2.13.5	Company bonds

For details about the bonds issued by the Company, see Note 12 to the 2015 financial statements and Section 6 to the Board of Directors’ report.

On October 15, 2015, the Company completed the issue of bonds (Series 9 and 10) as per its shelf offering dated October 13, 2015, which was published under its shelf prospectus dated May 30, 2014. The total gross consideration received in this issue for the bonds allocated under the shelf offering amounts to NIS 788,451,000 as follows:

	Consideration (gross)	Annual interest and linkage	Repayment dates and interest payment (in both series)
Bonds (Series 9)	NIS 388,451,000	3.65% unlinked	Principal - 4 unequal payments: 10% on December 1, 2022 and 30% on each of the dates December 1, 2023, December 1, 2024, December 1, 2025
Bonds (Series 10)	NIS 400,000,000	2.2%, CPI-linked	Interest - six-monthly payments on June 1 and December 1 of each year.

The Company also undertook the following with respect to both bond series:

˗	an undertaking not to create any other charges on its assets (negative charge) without creating an identical charge in favor of the bond holders, an undertaking that should it make a commitment to any entity in connection with financial covenants, the Company will undertake the same commitment also to the bond holders, and an undertaking to do everything under its control for the bonds to continue being rated until they are fully repaid, in the same way as described in Note 12.3 of the 2015 financial statements, all under the terms set out in the Deeds of Trust for the bonds.

˗	The accepted grounds for recalling the bonds for immediate repayment were added, including violations, insolvency, liquidation procedures, receivership, etc.; the right to demand immediate repayment if a third party lender demanded immediate repayment of the Company's debt to it (for an amount that exceeds NIS 150 million, if another negotiable bond series is recalled for immediate repayment, the amount is unlimited); if more than 50% of the Group's assets (consolidated) are sold in a manner that the communication segment ceases to be the Group's central operation; in case of changes in control whereby the current controlling shareholder ceases to be its controlling shareholder (other than transfer of control to a recipient that obtained approval for control of the Company according to the provisions of the Communications Law or a change of control under other circumstances prescribed), if a "going concern" caveat is recorded in the Company's financial statements for a period of two consecutive quarters; material impairment of the Company's business compared to its situation on the issue date; and real concern that the Company will not be able to repay the bonds on time (as set out in Section 35I(a)(1) of the Securities Law), all under the terms set out in the Deeds of Trust of the bonds.

The bonds were rated by S&P Maalot with an ilAA rating and by Midroog with an Aa2.il rating under the raising of NIS 800 million (the same as the latest rating of the Company and its bonds).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

For further information regarding these bonds, see the Company's shelf offering report of October 13, 2015 and the Company's immediate report of October 14, 2015 regarding the results of the issue, which are included in this report by way of reference, and Section 6 of the Board of Directors report and Note 12.3 of the 2015 financial statements.

With respect to the principal repayments of bonds (Series 5) and bonds (Series 8), see Section 6 of the Board of Directors report.

2.13.6	Credit rating

Company bonds are rated by S&P Maalot Ltd., with an il/AA/Stable rating, and by Midroog Ltd., with an Aa2 rating with a stable outlook.

For information regarding the Company's rating history in the last two years, see its immediate reports of May 15, 2014, August 13, 2014, April 21, 2015 and September 7, 2015 (S&P Maalot Ltd.) and August 13, 2014, December 28, 2014, March 5, 2015 and September 10, 2015 (Midroog Ltd.), which are included in this report by way of reference.

2.13.7	Company assessment for raising financing and possible sources in 2016

During 2016, the Company expects to repay approximately NIS 1,786 million on account of loan principal and interest (including bonds).

The Company expects to exercise undertakings to extend credit of NIS 1.4 billion received from various banks and institutional entities (see Section 2.13.4).

The Company raises capital from time to time to finance its cash flow. The financing options at the Company's disposal are to raise debt by means of new bank loans and/or by raising private or negotiable debt and to exercise undertakings for credit extension for 2016-2017, as set out in Section 2.13.4.

2.13.8	Pledges and guarantees

For information about pledges and guarantees of the Company, see Note 18 to the 2015 financial statements.

Guarantee for DBS bonds

In September 2015, the Company signed guarantee letters for compliance with DBS' undertakings to pay its full outstanding debt to the holders of bonds (Series B) and 2012 bonds of DBS (total of NIS 1.05 billion and NIS 307 million, respectively), against a decrease in the annual interest rate borne by the bonds (by 0.5% and 1%, respectively), and cancellation of collateral and certain provisions of the Deeds of Trust and bonds (including the undertakings for compliance of DBS with financial covenants and restriction on distribution of a dividend by DBS), all according to the terms of the Deeds of Trust of the bonds and the bond. According to the terms of the bonds, decreasing the interest and canceling collateral and certain provisions in the bonds are subject to the Company's Maalot rating not falling below (-AA) or a corresponding rating ("the Minimum Rating"), terms that were complied with as at the date of providing the collateral, and if in future the Company's rating falls below the Minimum Rating, the interest reduction will be canceled, the canceled collateral will be provided again, the canceled provision will reapply and the guarantee will expire.

On December 17, 2015, the Company granted DBS a loan of NIS 325 million for early repayment of 2012 bonds (according to DBS' right under the terms of the 2012 bonds). The early repayment was executed on December 20, 2015 and at that same time the Company's guarantee for the 2012 bonds expired.

With regard to the bonds (Series B) for which the Company's guarantee is still valid, also see Section 5.15.3.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.14	Taxation

For information about taxation, see Note 6 to the 2015 financial statements.

Also, for information with respect to the taxation aspects for the Company agreement in the transaction with Eurocom DBS to purchase Eurocom DBS' entire holdings in DBS (see Section 1.1.2), including the tax assessments received by the Company, see the transaction report of March 12, 2015 (Reference No. 2015-01-050563) and immediate report dated January 31, 2016 (Reference No. 2015-01-020485), which are included in this report by way of reference.

2.15	Environmental risks and means for their management

2.15.1	General

Some of the Company's facilities, such as broadcasting facilities, wireless communications facilities or high-voltage facilities28 are sources of electromagnetic radiation which are included in the definition of "Sources of Radiation" in the Non-Ionizing Radiation Law.

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling of Sources of Radiation, their erection, operation and supervision. The law provides, inter alia, that the erection and operation of a Source of Radiation and the provision of a radiation measurement service require a permit; sets penal provisions and severe responsibility of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry of Environmental Protection ("the Supervisor"), including for the matter of the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates. The Company also took steps to obtain radiation permits for high-voltage facilities included in its assets, and as at the report date, such permits were received for 27 such high-voltage facilities. Two other facilities are in the process of obtaining a permit.

It is noted that the Commissioner requires building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. Also see section 2.16.10.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.10.

2.15.4	Company policy for radiation risk management

The Company applies a work procedure for the erection, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

[28]	The establishment of high-voltage facilities (transformers) in Company sites is aimed at providing energy for use by the Company’s facilities. The establishment and operation of these facilities require an establishment permit, as well as an operation permit in accordance with the Non-Ionizing Radiation Law.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.16	Restrictions and control of the Company's operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company's activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

Arrangements in Sections 5 and 15 to 17 of the Communications Law and the terms of the Company's license, apply to the Company's tariffs.

A.	Pursuant to the Communications Law, the Minister of Communications is entitled to determine, with the approval of the Minister of Finance, payments, maximum payments or minimum payments for services from a license holder (see Section 1.7.3A). The payment can be determined based on (1) The cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) Reference points deriving from: payment for services provided by the license holder; payment for comparative services; payments in other countries for such services. (See section 1.7.3A).

The Gronau Commission's report on the rules of competition in the communications industry, and a letter from the Minister of Communications dated August 13, 2008 adopting the report (with some changes) ("Gronau Report”), stipulated that as long as the Group's market share remains higher than 60%, control of the Company's prices will continue in the format of mandatory price fixing. The competition expansion policy document stipulated that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price (see Section 1.7.3A).

B.	Tariffs fixed in regulations - The tariffs for the Company’s controlled services (telephony and others) which are stipulated in the regulations, were updated in accordance with a linkage formula less an efficiency factor consisting of linkage to the CPI plus an efficiency factor, as provided in the regulations, so that on average, the Company's controlled tariffs have eroded in real terms. It is noted that in the last three years, the tariffs pursuant to the regulations have not been updated and the date of the update has been postponed, and in accordance with the provisions of the regulations, the postponement will be taken into consideration in the next update.

C.	The Ministers of Communications and Finance are authorized (pursuant to Section 5 to the Law) to determine interconnect payments or for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions thereof (including relative to additional arrangements), inter alia, based on the aforementioned parameters.

D.	Alternative payment packages - If tariffs that are neither maximum nor minimum are determined for supervised services, the license holder is entitled to offer an alternative payments package for a bundle of telecommunication services at fixed payments as aforementioned, provided that the Ministers of Communications and Finance do not oppose the package or approved it on the dates determined by the law. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who consume the services offered in the package, and that the smaller the market share of the Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be.[29]

If maximum or minimum payments are determined pursuant to Sections 5 or 15 the Law, for communication services provided to another license holder, the license holder is entitled to offer to any other license holder, indiscriminately, an alternative payments package for the bundle of services at maximum or minimum payments, and services as aforementioned together with services for which payment has not been determined pursuant to Sections 5 or 15 to the Law, provided the Ministers are not opposed or approved the package.

[29]	A maximum discount rate of 25% when the Group's market share is between 75% and 85%, and 40% when the market share is between 60% and 75%.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

E.	The license holder is entitled to request a reasonable payment for a service for which a payment is not determined pursuant to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister is entitled to instruct the license holder to notify the Minister about the payment the license holder intends to request as aforementioned, and of any change in the payment prior to the provision of the service or change. If the Minister of Communications determines that the license holder intends to request a payment that is not reasonable, or a payment that raises suspicion of harming competition, the Minister is entitled to instruct (for a period not exceeding one year) as follows: to make the payment that will be requested by the license holder for the service or for another service, or to separate the payment for the service from the payment for the bundle of services. The Minister can evaluate whether the payment is not reasonable according to the parameters in Subsection A (2) above, and the Minister is entitled to assess the payment based on the provisions in Subsection A (1) above.

F.	For details about the hearing dated November 17, 2014 about the prevention of 'margin squeezes' while determining a minimum bar for the Company's retails prices, and submission of marketing offerings for the approval of the Ministry of Communications, for the hearing for wholesale telephony services in a resale format and wholesale service tariffs, see Section 1.7.3C.

G.	The control of the Company's tariffs has a number of implications – the Company's tariffs are subject to regulatory intervention (even if they are not determined in the regulations or in alternative payment packages), and from time to time, the Company is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could create difficulties for the Company in providing an appropriate and competitive response to changes in the market and in offers of competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders.

2.16.2	The Company's Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license30. The following are main topics covered in the license are these:

A.	Scope of license, the services the Company must provide, and the duty of universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment. For details about the addition of wholesale services to the Company's license, see Sections  1.7.3 and 2.1.1.

B.	Principles of structural separation

For a general description of the structural separation applicable to the Company, see Section 1.7.2A.

C.	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 of the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

D.	Marketing joint service bundles

In respect of the amendment to the Domestic Carrier license in a way that enables the Company to request to market joint service bundles subject to restrictions, see Section 1.7.2B.

[30]	A copy of the Domestic Carrier license appears on the Ministry of Communications website at www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

E.	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made. For details about the hearing about the response of the call centers, see Section 1.7.4G.

F.	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

G.	Security arrangements

Provisions have been made for the operation of the Company's network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies.

The Company is required to provide telecommunication services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each hardware purchase and installation in its telecommunications installations, other than terminal equipment, will be made in full compliance with instructions given to the Company under Section 13 of the Communications Law.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

For the license amendment regarding service continuity in emergencies and during major malfunctions, see Section 1.7.4G.

H.	Supervision and reporting

Extensive reporting duties to the Ministry of Communications are imposed on the Company. In addition, the Director General at the Ministry of Communications is granted the authority to enter facilities and offices used by the Company and to seize documents.

I.	Miscellaneous

1.	The Domestic Carrier license includes restrictions on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3), as well as on cross-ownership, which are mainly a ban on cross-holding by entities in which those with an interest in a another material Domestic Carrier[31] as noted in the license, and restrictions on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

2.	The Company submitted to the Director General a bank guarantee in the amount of USD 10 million for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by the Company.

[31]	A Domestic Carrier with a market share of 25% or more.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.	The Director General at the Ministry of Communications is authorized to impose a monetary sanction for violation of any of the terms of the license (on this matter, see also Section 1.7.4F).

4.	During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose).

For details about the wholesale market and wholesale services, see Section 1.7.3A.

2.16.3	The Communications Order

The Company was declared a provider of telecommunication services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or narrow them. Among these services are basic telephone service, infrastructure service, transmission service and data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

A.	Restrictions on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications ("the Ministers").

B.	Transfer or acquisition of control in a company requires the approval of the Ministers ("Control Permit"). The Control Permit will lay down the minimum holding percentage in each of the means of control in the Company by the holder of the Control Permit, where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors)[32].

C.	Holdings not approved as aforesaid will be considered "exceptional holdings", and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

D.	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

E.	At least 75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

F.	"Israeli" requirements are laid down for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a corporation – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

G.	The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and data bases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

[32]	For the minimum rate of holding of control of B Communications Group and falling below this rate, see Section 1.7.6C.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

H.	Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4	Royalties

For details about the duty to pay royalties applicable to license holders pursuant to the provisions of the Communications Law, see Section 1.7.4A.

2.16.5	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter F of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee.

Under the provisions of the Telecommunications (Installation, operation and maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be.

Pursuant to the provisions of the Planning and Construction (application for a permit, its terms and fees) Regulations, 2010, an applicant for a permit to erect a residential building has a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company's license was amended (as were the licenses of HOT Telecom and DBS), so that if the Company uses the internal wiring for providing its services, it is obliged to provide maintenance services for that internal wiring (the portion of the access network installed in residences and in apartments, and which is aimed to be used by those residences only), installed by the permit’s applicant, without this granting it any proprietary rights in the internal wiring.

On May 7, 2015, the Ministry of Communications published a hearing regarding wiring in residential buildings, in which he notified, with attention to the amendment of the Planning and Building Regulations of 2010 setting out that a building permit holder will install three leads (pipes) from the border of the property to the building communication cabinet, and for IBC's complaints regarding a lack of free leads, that he is considering determining that Bezeq Group and HOT will each use one lead between the property border and the building communication cabinet and floor communication cabinets and that they will vacate leads in existing buildings and make adaptations due to IBC's demands under certain circumstances. The Company submitted its position, which opposes such determinations, among other things, due to a lack of justice, proportionality and need. The Ministry is holding a "round table" with the Company, DBS, HOT and IBC to reach an arrangement regarding installation of infrastructure in new buildings.

2.16.6	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for from damages listed in Chapter I of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.16.7	Regulations and rules under the Communications Law

At the date of publication of this Periodic Report, regulations in three additional and important areas apply to the Company: (1) cessation, delay or restriction of telecommunications actions and services; (2) installation, operation and maintenance; (3) ways of overseeing the actions of the license-holder.

2.16.8	Antitrust laws

A.	The Antitrust Commissioner (in this section – "the Commissioner") declared the Company a monopoly in the following areas:

1.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public[33].

2.	Provision of high-speed access services through the access network to the subscriber[34].

3.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

B.	The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

C.	With regard to the merger between the Company and DBS, see Section 1.1.2.

D.	As part of the approval of the merger of the Company and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and restrictions on certain joint activities. On October 10, 2010, these terms were amended, removing some of those relating to joint marketing.

E.	On September 12, 2010, the merger of Walla and the Company was approved following the Company's acquisition of Walla shares, on terms that restrict discrimination in favor of Walla vis-à-vis its competitors.

F.	On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that the Company refused to provide transmission services for the provision of telephony and Internet services to Cellcom and Partner. The Commissioner's notice further states that before making his decision, the Company is given the opportunity to present its case in writing. It should be noted that as of October 2010, in accordance with the decision of the Ministry of Communications, the Company provides infrastructure and transmission services to both Cellcom and Partner.

[33]	Declaration on July 30, 1995.
[34]	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on Internet access infrastructure into two separate declarations (Declarations 2 and 3).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

G.	On November 16, 2014, the Company received the decision of the Deputy Commissioner of the Antitrust Authority pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that the Company had abused its position as a monopoly and determined unfair purchase and sale prices of a service in a monopoly, in contravention of the provisions of Section 29A to the Antitrust Law 1988, in that it determined prices for Internet and telephony services that were lower than the Internet infrastructure only, in a campaign in which it had offered new subscribers, for six months, a fixed telephone line plus 200 minutes of free calls to fixed-line destinations for NIS 19.90 a month. The Commissioner claimed that given that the Internet access infrastructure service is a critical input for the supply of Internet-based telephony services, then the price set by the Company places competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service (NIS 25 for an NDSL Internet line only) is higher than the price of the final service which the Company offered its customers.

On March 31, 2015, the Company filed an appeal against the Antitrust Tribunal's decision, together with an affidavit and the opinion of an expert economist, under which the Company requests the Court to order that the decision is null and void or alternatively to order its cancellation. In the appeal, the Company claimed that there was no "negative margin", that the decision ignored various tests for existence of a negative margin and margin squeezes, that under the circumstances of the matter there is no concern for harm to competition, that there was no actually harm to competition and that there was no breach of any sections of the Antitrust Law. The Company also pointed out a breach of administrative duties of the authority while forming the decision and its very publication, which must also lead to cancellation of the decision. On September 8, 2015, the Commissioner's response to the appeal was submitted, in which the Court was requested to dismiss the appeal and leave the decision intact.

2.16.9	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies, and providing incentives for efficient use of frequencies.

2.16.10	Setting up communications facilities

A.	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the Plan and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to the Company’s customers, and uses such communication facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	NOP 36A

1.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

2.	The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

3.	Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

4.	In January 2008, the Planning Administration issued a draft amendment to NOP 36A (NOP 36/A/1), with the aim of changing the guidelines for the licensing of small and miniature broadcasting installations. The draft cancels the definition of a miniature broadcasting installation and changes the definition of a small broadcasting installation. In addition, different licensing tracks are defined (fast and standard), depending on the location and the public safety range of each installation. In these tracks, indemnification arrangements (of differing amounts) are set for claims for compensation under Section 197 of the Planning and Construction Law.

The change of definition of small broadcasting installations and large broadcasting installations, presents practical difficulties which could impede the Company's ability to provide the public with some of the services it is required by law to provide.

NOP 36/A/1 has not yet been approved by the government, and there is no certainty as to the final text that will be approved.

C.	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities presents practical difficulties which could impede the Company's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved.

The Companies assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Company's operations and performance are forward-looking information. These assessments may not materialize, or they may materialize significantly differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

D.	For details on radiation permits for communications and broadcasting facilities, see Section 2.15

E.	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has arranged the licensing for 76 installations in the Administered Territories, and is in the process of licensing the remaining five installations in the Administered Territories.

F.	Exemption from a permit to add antennas to existing lawful broadcasting facilities

On August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force, which prescribe, inter alia, that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to meeting a combination of conditions and exclusions, including that it is consistent with the plans and the applicable spatial instructions, to be determined by the local planning committees. The Company began activities to add antennas to the Company's broadcasting facilities pursuant to the provisions of the aforementioned regulations.

2.17	Substantial agreements

The following is a brief description of substantial agreements outside the normal course of the Company's business, which were signed in the reporting period and/or which are in force.

2.17.1	Agreements relating to bonds (Series 5-10) issued by the Company; for details, see Note 12.3 to the 2015 financial reports, and Section 6 to the Board of Directors’ report.

2.17.2	Real estate

A.	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State's rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunication services immediately prior to application of the agreement, were transferred to the Company.

B.	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate

See section 2.7.4.C.

C.	Agreement between the Company and the Postal Authority dated June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.17.3	Various agreements with DBS

See section 5.18.4.

2.17.4	Employment agreements

A.	A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement, and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

B.	Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union.

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past. The renewed collective agreement of December 2006 mentioned in Subsection F is based, inter alia, on this agreement. For information on this matter and on the matter of early retirement, also see Note 15 to the 2015 financial statements.

C.	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union.

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

D.	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

E.	Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Company employees

As of 2005, the early retirement arrangements of the Company's employees are implemented through alternative entities in place of Makefet Fund.

On April 24, 2014, the Company and Menorah Mivtachim Insurance Ltd. ("Menorah"), signed an agreement regulating pension payments for the early retirement of Company employees, and payment of the remainder old-age and survivors’ pensions to employees who retire from the Company under the special collective retirement agreement signed by the Company, the Union and the Histadrut on February 12, 2014. The agreement period is until the end of 2016. The texts of the insurance policies are in the approval process at the Insurance Commissioner and at this stage, the payments are temporarily executed by entire payments by Menorah.

F.	With respect to the special collective agreement of December 2006 and its amendment in December 2010, see Section 2.9.4.

2.17.5	Management agreement

For details about the updated agreement between the Company and Eurocom Communications Ltd., under which the Company is granted regular management and advisory services in consideration of NIS 5.524 million per year, see the immediate report dated May 7, 2013, and the amending report dated June 10, 2013 (convening a extraordinary general meeting), which are included in this report by way of reference.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.18	Legal proceedings

The Company's reporting policy is based on considerations of quality and of amount. The Company decided that the bar of amount materiality would be events affecting the Company's net profit by 5% or more according to the latest annual consolidated financial statements Accordingly, this section describes legal proceedings involving NIS 120 million or more35 (approximately NIS 90 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which prima facie does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount). In regards to class actions, it is noted that submission of class actions in Israel does not involve payment of a fee deriving from the amount of the claim. Accordingly, the amount of a claim in claims of this type may be significantly higher than the scope of true exposure for those claims.

Pending proceedings

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
A.	February 2012	Claim against the Company, Pelephone and two other additional cellular companies	District Court (Jerusalem)	Action and request to approve it as a class action	The plaintiffs alleged that the Respondents do not offer the disabled members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was made with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communication companies. In December 2015, an application was filed with the Court for approval of a settlement arrangement in a case at a minimal cost to the Company.	361

B.	July 2012 and November 2012(Two claims that were unified)	Two shareholders vs. Company officers (including those that are no longer in office)	District Court (Tel Aviv, Economic Department)	Derivative claim and request to approve a derivative claim Declarative reliefs	It was argued that members of the Board of Directors were in breach of their duty of caution and fiduciary obligations towards the Company, by approving loans which were not used for the Company's benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by the Company from the date of the change of control t, and restitution of dividends by the Company's controlling shareholder. On September 17, 2014, a decision was made rejecting the two claims, since the court found, inter alia, that it was not proven that the respondents (officers) made their decisions in breach of their duty, or that they deviated from the confines of their prerogative, or that they damaged the Company. Two plaintiffs submitted appeals to the Supreme Court against the ruling, which was deliberated in November 2015 and awaiting a ruling.	900, in one claim 2,640 (net) in the other

[35]	For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
C.	April 2013	Shareholder vs. the Company and the Company’s Controlling Shareholder, B Communications Ltd.	District Court (Tel Aviv, Economic Department)	Declarative relief claim	The court was requested to declare that the controlling shareholder of the Company has a personal interest in the distribution of dividends distributed in 2013 with the approval of the general meeting, and to instruct the Company to publish information and documents, and to summon economic experts whose opinions were published by the Company.	**

	June 2013	A shareholder (the same shareholder that filed the claim in April 2013) against the Company and the (indirect) controlling shareholder of the Company, Eurocom Communications Ltd.	District Court (Tel Aviv, Economic Department)	Declarative relief claim

Request for a declarative ruling determining that the general meetings of the Company’s shareholders dated April 24, 2013 and June 13, 2013 were illegally managed, and that the form of compensation determined and approved in the Company’s general meeting dated June 13, 2013 relative to the services of four Company directors (as part of the management agreement with Eurocom) is illegal.

The deliberation on both proceedings was postponed, at this stage, until a final decision is made relative to the appeal to reject the request to approve the derivative claims indicated in row B above (in view of the similarity of the claims in the foregoing proceedings).

**

D.	January 2015	Shareholder vs. the Company and Company Officers	District Court (Tel Aviv, Economic Department)	Request to approve a class action	Claim for compensation of shareholders for losses, which according to the claim, were caused by "omissions by the Company to report to the Tel Aviv Stock Exchange (TASE) and to conceal material information from the investors", relative to two significant and material issues: "Reduction of interconnection fees" and the "Reform in the wholesale market". The members of the represented group are divided into two separate groups: In regards to the reduction of interconnect fees - any person that purchased Company shares (except the Respondents and/or their representatives) as of February 28, 2013 and held the shares until May 29, 2014; and in respect to the reform in the wholesale market - any person that acquired Company shares (except the Respondents and/or their representatives) as of June 9, 2013 and held the shares (in whole or in part) until the date of submission of the claim or, alternatively, until January 15 to January 20, 2014.As it emerges from the Company's reports to the public (and as indicated in the petition), the Company reported on these two matters via immediate reports to the public, as well as via its periodic reports (annual and quarterly reports), which included all the material and relevant information relative to these matters, and all reports were lawful.	Approximately NIS 2 billion (based on the Shortage of Money method) and, alternatively, approximately NIS 1.1 billion (according to the Approximate Shortage of Money) method.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
E.	March 2015	Shareholder	District Court (Tel Aviv, Economic Department)	Motion for approval of a claim as a derivative claim, including a statement of derivative claim	The claim was fined against the Company ("the Company"), Mr. Shaul Elovitch, the controlling shareholder (indirectly) of the Company and Chairman of its Board of Directors, and Company directors who voted for the Company's transaction under the application, as set out below ("the Respondents").According to the allegations in the application, the Company decided, through the Respondents, to enter into a transaction to purchase all the holdings and shareholders loans of Eurocom DBS (a company indirectly controlled by the Company's controlling shareholder) in DBS in return for NIS 680 million in cash and contingent considerations of a further NIS 370 million. The plaintiff claims that the consideration which is expected to be paid for the transaction is exorbitant and the decisions of the Respondents to enter into the transaction caused the Company great damage after they were in breach of their duty of care and fiduciary duties towards the Company and were negligent in their positions. The plaintiff also alleged that the Company's controlling shareholder violated his duty of fairness and that the Company was in breach of its duty of disclosure and reporting regarding the commitment of the trustee of Eurocom DBS' holdings in DBS to sell the holdings as of the end of March 2015. In view of the foregoing, the plaintiff requests that the court approve filing of a derivative claim on behalf of the Company against the Respondents for the damage allegedly incurred by the Company as a result of the Respondent's decisions with respect to the transaction of NIS 502 million. It is noted that on April 2, 2015, another similar application was filed to the same court. However, on June 25, 2015, the Court ruled to dismiss this application due to the similarity between the applications. An appeal filed by plaintiff of this application to the Supreme Court was dismissed in agreement on January 12, 2016 further to the recommendation of the Court.	502

Chapter A (Description of Company Operations) of the Periodic Report for 2015

	Date	Parties*	Instance	Type of proceeding	Description	Original Amount of the Claim (NIS in millions)
F.	August 2015	Customer vs. the Company	District Court (Tel Aviv)	Action and request to approve it as a class action	It was alleged that the Company abused its position as a monopoly to price its services in a manner that limits the ability of its competitors to offer fixed-line telephony services at competitive prices, among other things, by offering its customers fixed-line telephony services at the lowest price charged for Internet infrastructure services only, i.e. for a critical input for the activity of its competitors, which operate using VoB technology (in this matter it is noted that in November 2014, the Antitrust Authority ruled that the Company abused its position as a monopoly and the Company filed an appeal with the Antitrust Tribunal against the ruling - see Section 2.16.8G). The plaintiff argues that the damage to the public resulting from the above was estimated by reviewing the difference between the fixed-line telephony market price and comparing it with the weighted hypothetical price that would be charged in a market with competition that would lead to a long-term reduction in prices. According to the plaintiff's claims, the members of the represented group are all fixed-line telephony service subscribers, whether provided by the Company or its competitors, including through VoB technology, as of January 15, 2011 until the date of filing the application. In November 2015, the Company filed a motion for a stay of proceedings in the case for reasons of pending proceedings at the Antitrust Tribunal, which is deliberating the issues of the same nature as those at the center of the approval application (see Section 2.16.8G).	244

G.	November 2015	Customer vs. the Company	Central District Court	Action and request for certification as a class action	It was alleged that the Company abused its position as a monopoly by "preventing and blocking competition in general and effective competition in the Israeli communication market", and acted to delay and prevent the wholesale market reform, thereby causing damage to the Israeli public and earning unreasonable profits only as a result of abusing its power as a monopoly. According to the plaintiffs' allegations, the damage caused by the Company to the communication market in Israel is expressed by the Company's excessive and unreasonable profits and they wish to claim damages of NIS 800 million, which they allege is based on 10% of the Company's surplus operating income stemming from abuse of its monopolistic power. Accordingly, the plaintiffs set the amount of the claim at NIS 556 million, after the amount was reduced in another action (an application for certification of a class action dated August 2015, which is described in section F above, for NIS 244 million for claimed abuse of monopolistic power and refers to the Antitrust Commissioner's decision). It is noted that on March 10, 2016, a further claim against the Company was filed with the Central District Court, together with a motion for confirmation as a class action, in an amount of NIS 43 million, which includes claims regarding a delay in implementation of the wholesale telephony market reform.	556

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of Filing of the Claim	Parties	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in millions)
A	1. May 2005 2. December 2012	Individuals vs. the State of Israel, Israel Broadcast Authority and the Company Individuals vs. the State of Israel, Israel Broadcast Authority and the Company	District Court (Tel Aviv) District Court (Center)	Damages claims - Hillel Station Damage to property and finances claim Body injuries claim

Claim for damage to property and finances and physical injury, caused, according to the claim, as a result of prohibited radiation from the Hillel broadcasting station.

Property damage claim - on January 18, 2016, the court dismissed the claim.

Body injury claim - on January 12, 2016, in view of the agreement of the parties to the court's proposal, the court dismissed the claim for body injury without ordering costs. In regards to the above two claims, it should be noted that at the end of 2003, the Company discontinued its broadcasts from the station, as requested by the State and the Broadcasting Authority, and from that date the site is no longer used for broadcasting.

						23 **

B	June 2014	Customer vs. the Company	Regional (Haifa)	Action and request to approve it as a class action	According to the Plaintiff, a subscriber of the Company's Internet infrastructure, the Company does not allow existing subscribers to connect to its Internet infrastructure at the tariffs it offers to new subscribers for the same service. On August 11, 2015, the Court approved the plaintiff's withdrawal from the application for certification as a class action without ordering costs.	144

*	Part of the proceedings was originally filed also against additional defendants that were deleted later on from the proceedings. The parties indicated in the table are according to the current situation.

**	The amount of the claim is not indicated, or the claim is not a financial claim.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.19	Business Goals and Strategies

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments in the economy in general relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company's strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure lie in the general condition of the economy, frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

A.	Vision and purpose

The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network on which a range of advanced services operate.

The objective: To maintain the Company’s competitive position and continue being the customer’s first choice in telephony, Internet and telecommunications. To attain this goal, the Company has set itself a number of challenges:

1.	Preservation of leader status in an environment of intensifying competition (leader in service and strengthening of perceived values – innovative products, reliability, proximity to the customer);

2.	Encouraging the recruitment of new customers and fidelity motivators among existing customers;

3.	Creation of new sources of income by launching new services and products;

4.	Ongoing adaptation of the organization to the competitive and technological environment and operational excellence.

B.	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

Business customers

Diverse bundles of products and services that meet the business needs of the customer;

Integrated telecommunications solutions according to customer needs, while applying a strategy of commitment to service quality and availability;

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Encouragement of customer to migrate from basic services to managed solutions for organizational and inter-organizational connectedness.

Private customers

Wider bandwidth of customers and sale of advanced products and services on the new NGN;

Supply of differential debit tracks to suit customer needs;

Strengthening the positioning of the Company's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

Levering Group assets for the purpose of providing the customer with a comprehensive communications solution.

Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including by the deployment of optical fibers and by investing in the heart of the network. See also Sections 2.6.6 and 2.7.2, on the NGN.

2.19.3	Development trends in the company's business

A.	The Company is working to increase the data-transmission rates in the services it provides to its customers. The Company is working to increase data transfer speeds in the services it provides for its customers, and its marketing initiatives aim to transfer customers to faster Internet surfing speeds. For its business customers, the Company is also launching transmission and data communication services at high speeds and in a range of interfaces and managed services.

B.	The Company is working to continue integrating into IP (Internet Protocol) applications. To achieve this, it has established an IP network company to serve as a platform for the services it provides today and those it intends to provide in the future.

C.	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously, as well as additional services (Bphone, Bcloud, Free Wi-Fi, and Bhome).

D.	The Company has launched a range of debit tracks for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services and vary the offering of tracks based on the needs of the customers.

E.	The Company markets bundles that include additional services to those of the Company (see Section 1.7.2.B).

2.19.4	Main projects – planned and in progress

As at the end of 2015, the Company has completed deployment of the NGN everywhere. With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see section 2.7.2.

The Company is also developing and implementing advanced computer systems, among them a network engineering management system, and a service order and delivery management system.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.20	Risk Factors

The Israeli market in which the Company operates is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operators, and risk factors that are unique to the Company, as described in the following sub-sections:

2.20.1	Competition

The competition in the domestic fixed-line communications industry has recently intensified, both on the part of other domestic carriers, first and foremost HOT (holder of a general license), and on the part of cellular operators, and it strengthened significantly upon implementation of the wholesale market by communications groups and other communications operators (holders of a special or unified license) competing with the Company in selling end-to-end service packages based on the Company's infrastructures at prices prescribed by the regulator and not as commercial terms determined in negotiations (see Section 1.7.3). It is possible that there will be competition also from potential infrastructure owners (see Section 2.6). This has led to the churn of some of the Company's customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones. The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Sections 1.7.2 and 1.7.3). The ability of HOT to offer such packages ("Triple Play" and even more) with tariff flexibility compared with the restrictions that prevent the Company from doing the same, harms the Company's ability to compete.

2.20.2	Government supervision and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes impedes its business activities. Within this framework the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions (see Section 1.7.4F).

In addition, the Minister of Communications has the authority to change the Company's license, get involved in existing tariffs and marketing offerings, and impose instructions on the Company. Significant changes in the regulatory principles applicable to communications as a whole and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the development of a competition policy document, see Section 1.7.3A. For possible restrictions by virtue of the Concentration Law on the renewal of licenses and allocation of new licenses, see Section 1.7.4H.

2.20.3	Tariff regulation

The Company’s tariffs for its main services (including interconnect fees) are subject to government control and intervention. The Minister is authorized to intervene in existing tariffs and marketing offerings and impose instructions on the Company (see Section 2.16.1). On average, the Company’s controlled tariffs erode in real terms. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on the Company's business and results. Regarding the uncertainty about continuing the updating arrangement for the Company's controlled tariffs – see Sections 1.7.3 and 2.16.1. Additionally, the restrictions applicable to the Company in marketing alternative payment bundles may make it difficult for the Company to provide an appropriate competitive solution to market changes and are materially manifested compared to those competing with the Company basis of its infrastructures in the sale of end-to-end service packages using wholesale BSA services supplied by the Company. In the context of the implementation of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The low prices determined may adversely affect the Company's level of revenues and profits (for details about the wholesale market, including the Company's petition to the Supreme Court against the determination of the tariffs and the wholesale telephony services, see Section  1.7.3).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.20.4	Difficult labor relations

The Company's implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The processes of implementation of such plans are liable to cause unrest in labor relations and to be damaging to the Company regular activities – see also Sections 2.9.3 and 2.17.4.

2.20.5	Restrictions on relations between the Company and companies in Bezeq Group

Structural separation - The Company's general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, the Company is limited in its ability to offer joint service bundles with those companies (see Section 1.7.2). Due to entry of companies into direct competition with the Company based on the provision of a service bundle to the customer and the option of providing wholesale services for offering customers end-to-end services, and due to the option of utilizing DBS' losses for tax upon cancellation of the separation obligation and merger with the Company (see Note 6 of the 2015 financial statements), the risk that this factor will affect the Company's operations and results has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services and cancellation of the structural separation, and for information about additional changes deriving from the wholesale market, see Section 1.7.3.

2.20.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company's insurance policies are confined to cover limits and to certain causes, and might not cover claims for certain types of damages. In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may reach substantial amounts. In addition, since the Company provides communications infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of legal proceedings, see Section 2.18.

2.20.7	Exposure to changes in exchange, inflation and interest rates

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. On this matter, see also Note 29 to the 2015 financial statements.

2.20.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services. The Company's third-party liability policy does not currently cover liability for electromagnetic radiation.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.20.9	Frequent technological changes

The communications sector is characterized by frequent technological changes and by the shortening of the economic lifespan of new technologies - see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, a lowering of entry barriers for new competitors, an increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.20.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, the growth of the national deficit, rising housing prices and uncertainty in the political and defense arenas cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) and the difficulty in selling its real estate assets or due to an increase in the Group's finance costs.

2.20.11	Failure of Company systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company's systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster (earthquake, catastrophe, fire), whether due to malicious damage (including through cyber-attacks and penetration of viruses), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company's activities (consolidated) are in its subsidiaries. The risk factors of these companies and the assessments of their managements as to the risk factors are described in Sections 3.20, 4.17 and 5.21.

The following table rates the effects of the risk factors described above on the Company's activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Table of risk factors - Domestic fixed-line communications36

Extent of risk factor's impact on Company activities
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange, inflation and interest rates			X
Dependence on macro-factors and on levels of business activity in the economy		X
Sector-specific Risks
Increasing competition	X
Government supervision and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Restrictions on relations between the Company and companies in Bezeq Group	X
Failure of Company systems	X

The information included in this Section 2.20 and the assessments regarding the impact of the risk factors on the Company’s operations and business constitute forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, the Company’s assessments of the market situation, its competitive structure, and possible developments in this market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

[36]	It is clarified that the Group companies' assessments of the impact of the risk factors in the table (in this section and in sections 3.20, 4.17, and 5.21) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the tables in this and the above sections.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General information about the segment of operation

3.1.1	Pelephone’s segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone's services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Legislative and regulatory restrictions applicable to Pelephone

A.	Communications laws and the cellular license

Pelephone's operations are regulated and controlled under the Communications Law and subsequent regulations, the Wireless Telegraph Ordinance, and the cellular license. The cellular license prescribes conditions and guidelines that apply to Pelephone's activities, (for details, see Section 3.15.2).

B.	Tariff control

The interconnect fees (supplementary call and text message (SMS) fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other rates fall under certain regulatory control as regulated under the cellular license and the Communications Law (see section 3.15.2).

C.	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the required Ministry of Environmental Protection permits, and the provisions of planning and construction laws (see Section 3.14.1).

3.1.3	Changes in the volume of operations in the segment

For financial information regarding the volume of Pelephone operations, see section 3.3.

Revenue from mobile radio telephony

The consistent competition in the cellular market (see section 3.1.8) has led to subscriber churn among the cellular operators and a price war which has led to substantial erosion of the average revenue per subscriber. These trends continued and even increased in 2015. In the reporting period the average revenue per subscriber decreased by 18% compared with the previous year.

With regard to revenue from hosting services see section 3.4.

Revenue from sale of terminal equipment

The opening of the market to parallel imports and multiple stores selling terminal equipment has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. To minimize damage to revenues, Pelephone increased the range of equipment it sells and also sells non-cellular handset terminal equipment such as tablets, laptops and accessories. Pelephone's revenues from terminal equipment in 2015 amounted to NIS 891 million, constituting 31% of its total revenues compared with revenues in 2014 of NIS 966 million, which constituted 28% of total revenues. Most terminal equipment is sold with payments. The decrease in terminal equipment sales over the years has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.1.4	Market developments and changes in customer characteristics

The cellular market growth rate is lower due to penetration rate37 saturation. Penetration rate at December 31, 2015 is 124%

3.1.5	Technological changes than can affect the segment of operation

The cellular communications market is dynamic with frequent technological developments in all areas of operation (handsets, network technologies and value added services). These developments impact the segment of operation on a number of levels:

A.	Establishment of cellular networks using advanced technologies

Technology developments and the desire to widen the range and quality of services they offer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel primarily operate via 3.5G UMTS/HSPA and 4G LTE data technologies. In addition to these networks, Pelephone continues to operate its outdated CDMA technology network supporting limited subscriber activity (see Section 3.7.1).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of such investment.

B.	Allocation of 4G (LTE) frequencies

In August 2014 Pelephone launched its LTE network to provide LTE technology 4G services using a 5 MHz frequency bandwidth within the 1800 MHz spectrum it received from the Ministry of Communications.

In January 2015 Pelephone participated in a tender held by the State for the allocation of 4G (LTE) frequencies ("the Tender"). Under the Tender, Pelephone received 15 MHz within the 1800 MHz spectrum. The frequency allocation was executed in August 2015.

Pursuant to the provisions of the tender, receipt of a license for the frequencies is contingent upon an amendment to the existing license. Under license amendment, the requirements regarding deployment and quality of service via the 4G network are more stringent compared with the previous standards (regarding the launch of the LTE network, see section 3.7.1C). Further deployment of the network is currently underway.

C.	Smartphones

The penetration of smartphones has led to a rise in the consumption of data transfer services while simultaneously increasing the supply of alternative applications and services to Pelephone's products and services provided by other entities. In addition, there has been an increase in the rate of smartphones that support LTE technology, a technology that allows better browsing. This increase has led to a further increase in consumption of 4G Data.

3.1.6	Critical success factors and the changes occurring in them

A.	Adapting Pelephone's cost structure and streamlining operations to enable Pelephone to confront the increased competition.

B.	Nationwide deployment of an advanced high-quality cellular network, regular maintenance of the high standard network and regular substantial investments in the cellular infrastructure for quality coverage of the entire country, the basis for providing Pelephone's services, and for providing customers with the most advanced services using cutting edge infrastructures and technologies. See also Section 3.7.1).

[37]	Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Diverse service and sales channels, including digital channels, enabling provision of high quality and efficient support and services for a wide range of customers, for successfully coping in a competitive market.

D.	A Brand that represents a high quality, reliable and state-or-the-art network.

E.	Top-notch and skilled work force.

3.1.7	Main entry and exit barriers

A.	Main entry barriers are:

1.	The industry penetration rate is high (see section 3.1.4).

2.	The need for a cellular license, allocation of frequencies involving high costs and a resource in short supply (see section 2.16.9), and the regulatory control of operations applicable to the market (see section 3.15.2).

3.	The need for significant financial resources for ongoing large-scale investments in infrastructures, which are affected by frequent technological developments (also see section 3.7.1C).

4.	The difficulty involved in setting up radio sites due to regulatory restrictions and public opposition.

B.	Main exit barriers are:

1.	The large investments and the time required to recoup them.

2.	The commitment to provide customers with services deriving from the terms of the cellular license and agreements made in accordance with those terms.

3.1.8	Structure of competition in the sector and changes occurring in it

A.	General

As at reporting date there are five operators with cellular license operating in the cellular communications market in Israel (Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile) and a few MVNO operators with cellular licenses for hosting on another network, the main one being Rami Levy. The entry of new operators to the market since 2012 has led to fierce competition resulting in higher subscriber churn rates among the older operators, very substantial price erosion and eroded margins.

B.	Entry and exit of MVNO operators

In 2012, subsequent to gaining the right to allocation of frequencies and operating licenses, Golan Telecom began operating as a new operator and HOT Mobile began operating a UMTS network. As part of their rights, the new operators undertook to establish independent nationwide networks (with temporary hosting on existing networks on a domestic roaming basis). In this regard see also sections C and D below).

In 2015 there were two main changes regarding this matter:

1.	In January 2015, under the 4G frequency tender (see section 3.1.5A), Marathon 018 Ltd. ("Marathon 018") was awarded 5MHz bandwidth frequency, subject to compliance with the requirements under the tender. If Marathon 018 receives a cellular operator license, it will become the sixth non-MVNO operator.

2.	In November 2015 Cellcom engaged in an agreement with Golan Telecom to acquire 100% of Golan Telecom's subscribers (also see section 3.6.3). This agreement, if it is approved, will reduce the number of infrastructure owning operators to four (or five if Marathon 018 is added as set out above).

To date Golan Telecom has not complied with its commitments under the provisions of its license to establish an nationwide independent network. If this agreement is not approved, Golan Telecom will be required to operate on an infrastructure sharing basis (also see section 3.6.3).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Infrastructure sharing

In April 2015 the Minister of Communications approved a network sharing agreement between Partner and HOT Mobile with regard to operating active radio segment infrastructures. Subsequent to the foregoing approval, Partner and HOT Mobile set up a joint company that received a special license for provided cellular radio infrastructure services to a MVNO operator. This license is valid for 10 years.

The infrastructure sharing allows uniting the Company's sites to substantially reduce the radio sites' operating and maintenance costs.

D.	Virtual operators - MVNO

Further to the government's decision to encourage competition in the cellular market, several MVNO licenses have been granted to virtual operators. Only a few holders of MVNO licensees operate on the private market, primarily Rami Levy.

In October 2015 Pelephone completed the acquisition of the MVNO operator, Alon Cellular Ltd. ("Alon Cellular"). Some of Alon Cellular's subscribers were hosted on Pelephone's network. As part of the acquisition, Pelephone gained approximately 70 thousand new subscribers.

For additional information about the structure of competition, see section 3.6.

3.2	Services and Products

3.2.1	Services

Description of the services Pelephone provides for its customers:

A.	Basic telephone services (VOICE) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID.

B.	Browsing and data communications services – internet browsing using 3G and 4G mobile devices.

C.	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

D.	Content services - Pelephone offers its customers content services such as video services, Pelephone cloud backup and storage, anti-virus, a variety of televisions channels (Super TV) and a music library (Musix) that enables listening to a variety of music via mobile phone and PC.

E.	Roaming services - Pelephone offers roaming services to customers traveling to countries throughout the world by using their own personal handset, with roaming coverage in more than 220 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

F.	Servicing and repair services – Pelephone offers expanded repair and warranty services; for a monthly fee entitling the customer to mobile handset repair and warranty services, or for a one-time payment at the time of repair.

Pelephone provides these services to its subscribers as well as under hosting agreements.

3.2.2	Products

A.	Terminal equipment – Pelephone offers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers its customers other terminal equipment such as tablets, laptops, modems, television sets and game consoles.

In February 2016 Pelephone launched a private terminal equipment brand (GINI), including, in the first stage, the launch of several 4G device models and later will launch additional models of phablets and tablets.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.3	Revenue from products and services

Breakdown of Pelephone's revenues from products and services (in NIS millions):

Products and Services	2015	2014	2013
Revenue from services	1,999	2,453	2,808
Percentage of Pelephone's total revenue	69.2%	71.7%	73.7%
Revenue from products (terminal equipment)	891	966	1,001
Percentage of Pelephone's total revenue	30.8%	28.3%	26.3%
Total revenue	2,890	3,419	3,809

3.4	Trade receivables

Breakdown of revenue from customers (in NIS million):

Products and Services	2015	2014	2013
Revenue from private customers	1,750	1,930	2,114
Revenue from business customers*	1,140	1,490	1,695
Total revenue	2,890	3,419	3,809

*	The revenue from business track customers includes revenue from hosting agreements which amounted to NIS 46 million in 2015 (NIS 244 million in 2014).

At the end of 2015 Pelephone has 2.65 million subscribers.

It is noted that Pelephone has 925,000 pre-paid subscribers (customers who pay for communications services in advance), the revenues from these customers are not material in relation to Pelephone's total revenues.

In addition to Pelephone's abovementioned subscribers, who are end customers actually using Pelephone's network, Pelephone provides services under hosting agreements to other cellular operators that use Pelephone's network to provide services to their customers. Most of the income in 2015 came from Rami Levy and Alon Cellular. Most of the income in 2014 came from HOT Mobile, whose hosting agreement ended in December 2014.

3.5	Marketing, distribution and service

Pelephone's distribution system includes service and sales centers dispersed throughout the country that provide customer service, sales, repair and customer retention services. This distribution network is reinforced with stores and point of sale stands (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through an external sales network. As a rule, these dealers are paid a commission on sales.

Pelephone’s subscriber service network includes its website and special purpose call centers which provide information and service regarding various matters in three languages, technical support, information regarding customer billing, value added services, sales and general information.

3.6	Competition

3.6.1	General

As part of the regulatory measures adopted by the Ministry of Communications in recent years with the aim of increasing competition in the cellular telephony market, since 2012 several additional cellular operators entered the market. The entry of the new operators led to substantial increase in competition among all the cellular operators. The increased competition led to an increase in subscriber churn among the existing operators and to a fierce price war that increase from year to year, leading to substantial erosion of prices and profit margins, in the private customer market as well as the business customer market. These trends continued and even increased in 2015.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Pelephone expects these trends to continue in 2016, leading to further erosion of revenues and profitability. Pelephone is introducing streamlining measures and cost structure adjustments in an effort to reduce the impact on profit margins.

Pelephone's foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or in a manner materially different from that forecast.

Breakdown, to the best of Pelephone's knowledge, of the number of subscribers of Pelephone and of its competitors in 2014 and 2015 (thousands of subscribers, approximate).

		Pelephone	Partner	Cellcom	Golan Telecom(1)	HOT Mobile	MVNOs(1)	Total subscribers in market
At Dec 31, 2014	No. of subscribers (2)	2,586	2,837	2,967	630	974	130	10,124
	Market share	25.5%	28.0%	29.3%	6.2%	9.6%	1.3%

At Dec 31, 2015	No. of subscribers (2)	2,651	2,718	2,835	850	1,229	80	10,363
	Market share	25.6%	26.2%	27.4%	8.2%	11.9%	0.8%

(1)	Golan Telecom and most of the other MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)	The number of subscribers as at December 31, 2015 and December 31, 2014, are based on the public reports issued by Cellcom, Partner and HOT Mobile.

3.6.2	Regulatory measures and legislative amendments that increased competition in the segment

Over the past few years, the Ministry of Communications has promoted various regulatory measures for increasing competition in the cellular market. These measures have had immense impact on the structure of the market and its competition. Below is a description of other measures promoted by the Ministry in order to increase competition in the industry:

A.	Infrastructure sharing

Further to the recommendations of an inter-ministerial team established by the Ministry of Communications, in May 2014 the Ministry published a “Policy for sharing broadband access networks belonging to holders of a general license, for providing mobile radio telephone services” paper (“the Policy Paper”).

The main points of the policy paper are:

1.	The Ministry of Communications encourages and will continue to encourage passive sharing of network sites and masts only, as well as the active sharing of antennae only, among all operators

2.	In general, the Ministry of Communications believes that active sharing of antennae, frequencies and radio equipment (multi-operator core network (MOCN)) is preferable to active sharing of antennae and radio equipment without the sharing of frequencies (multi-operator radio access network (MORAN)), in view of the need to streamline the frequency spectrum. However, the Ministry does not rule out the possibility that under special circumstances, it might consider it appropriate to approve a MORAN agreement if requested.

3.	In general, the Ministry of Communications will allow the sharing of transmission from cellular sites to centralized radio-based stations in a bandwidth-sharing configuration, nonetheless, under exceptional conditions, and at the Ministry’s discretion, it might allow sharing of transmission from the cellular sites to centralized radio-based stations in other cases as well.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.	When reviewing individual network-sharing agreements, the Ministry of Communications will take into account the considerations specified in the Policy Paper, with regard to four key aspects: the existing level of competition and the potential for harm to the competition, the existing and expected inventory of frequencies and how efficiently they are being used, survivability and redundancy of the networks from the national perspective, and ensuring the level of telecommunications services over time.

5.	Based on the foregoing, the Ministry outlined principle guidelines for examining each individual network-sharing agreement submitted for its approval, which provide, among other things, that MOCN based sharing will not be allowed for two cellular operators with fully deployed 3G network, but may be considered regarding a new operator with a partially deployed 3G network with an established operator with a fully deployed 3G network, and that the Ministry will allow MOCN based sharing, provided that at least 3 independent wireless access networks are being operated in every region in Israel. Other conditions are also prescribed in the Policy Paper.

6.	The Ministry of Communications does not intend to permit any sharing of radio infrastructure, including shared transmission to radio base stations, between Bezeq Group and HOT Group, which are the only owners of fixed-line infrastructure in Israel.

7.	The Minister of Communications will consider revoking all or some of the network sharing approvals, depending on the circumstances, if it emerges that the level of competition, coverage or customer service are harmed.

B.	Hosting prices for MVNO operators

In June 2014 the Ministry of Communications announced a hearing on the ruling, that in hosting agreements drawn up between cellular operators and MVNOs, the cellular operators may not demand hosting tariffs that are higher than the lowest tariff given to business customers in cellular agreements. Pelephone submitted its objection to this directive.

In November 2014 an order was received from the director of the Ministry of Communications regarding a mechanism for testing if the price charged from a MVNO is reasonable, based on the steps set out in the decision.

C.	Consumer amendments to license

In February 2016 the Ministry of Communications announced a hearing under which it proposes a large number of amendments to the cellular companies' licenses regarding consumers. Pelephone is reviewing the various issues and their ramifications and is expected to file its response to the hearing in April 2016.

3.6.3	Infrastructure sharing agreements and providing right of use of networks

A.	Partner - HOT Mobile

In April 2015 Partner and HOT Mobile announced that the Minister of Communications had approved the agreement between them for active radio segments network sharing, to establish a partnership to maintain, develop and operate a single state-of-the-art cellular network for both companies, in which each company will hold 50% of the rights. Subsequent to the foregoing approval, Partner and HOT Mobile set up a joint company that received a special license for provided cellular radio infrastructure services to a MVNO operator. This license is valid for 10 years.

B.	Cellcom - Golan Telecom

In 2014 Cellcom announced that it had signed a 4G network active radio segment sharing agreement with Golan Telecom that had been hosted on Cellcom's network since its establishment. This agreement is in addition to the agreement to provide usage rights on the 2G and 3G networks, as aforesaid, which Cellcom had signed with Golan in December 2013. These agreements are subject to the approvals of the Ministry of Communications and the Antitrust Commissioner. Cellcom’s announcement also noted that it is continuing its efforts to implement network sharing, including the sharing of the passive components at the cellular sites.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

In March 2015 the Minister of Communications announced that the infrastructure sharing agreements between Cellcom and Golan Telecom require essential amendments before the Ministry of Communications will re-examined the agreements in detail. With regard to the agreement for Cellcom to acquire Golan Telecom see section D below.

C.	Pelephone - Cellcom

In September 2014 Pelephone engaged in a collaboration agreement with Cellcom for the maintenance of passive components at the cellular sites owned by Pelephone and Cellcom, by reducing costs through sharing the passive network components at these sites (including antennae), and for executing the establishment and maintenance of the shared sites, through a supplier that will be selected by Pelephone and Cellcom together. The supplier that will be chosen through a tender will sign separate agreements with Pelephone and Cellcom for a period of at least 5 years.

In July 2015 the Antitrust Commissioner's decision was received, that the foregoing engagement will be exempt from the conditions for approval of a restrictive agreement. The exemption was given, among other things, with the terms set out in the approval. Pelephone and Cellcom have not yet, at this stage, executed the engagement in practice. At the same time, Pelephone is reviewing executing a project for lowering the maintenance costs of the passive components internally by Pelephone's employees.

The infrastructure sharing model contains potential for reducing the costs for establishing and ongoing operation of the network. Consequently, if Pelephone does not receive permission to operate under any network sharing model, the costs of Pelephone’s network are likely to be higher than those of its main competitors.

Pelephone’s estimates, as described above in this section, are forward-looking information. At this stage, there is no certainty as to the extent of future impact of the policy paper on Pelephone’s ability to operate under an infrastructure sharing model or the format of its operations based on such a model, nor is there any certainty as to the extent of the impact of approval or non-approval for Pelephone operating under an infrastructure sharing model on the costs of its network.

D.	Sale of Golan Telecom

In November 2015 Cellcom engaged in an agreement with Golan Telecom to acquire 100% of Golan Telecom's subscribers. The agreement contains various terms that include, among other things, obtaining the approval of the Ministry of Communications and the Antitrust Commissioner.

3.6.4	Positive and negative factors that affect Pelephone's competitive status

A.	Positive factors

1.	An extensively deployed high quality cellular network.

2.	Its positioning as a high-speed, cutting edge cellular network.

3.	A service array and diverse service interfaces for the customer, enabling a high grade of customer service.

4.	A wide distribution network specialized in providing appropriate solutions for every type of customer, and skilled human resources.

5.	Robust equity structure and positive cash flow.

B.	Negative factors

1.	As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding the service bundles it can offer its customers, which do not apply to its competitors.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.	Restrictions of joint activities with the Company, including marketing of joint service bundles (see section 1.7.2).

3.	The establishment, operating and maintenance costs of Pelephone's cellular networks are expected to be much higher if the infrastructure sharing agreements of the competitors are approved.

3.7	Property, plant and equipment

Pelephone’s property, plant and equipment include its core network infrastructure equipment, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.7.1	Infrastructure

A.	Pelephone currently operates communications networks using three main technologies:

1.	LTE 4G technology is based on GSM standards. The advantages of this technology are larger data communication capacity and faster download rates than with the 3G technologies. All the terminal devices that support this technology also support the 3G technologies and the transition between the technologies is seamless.

2.	UMTS/HSPA, a digital technology based on the GSM (3G) standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. This technology supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps.

3.	CDMA technology. CDMA digital technology, which is less widespread than UMTS/HSPA and in which subscriber identification is by the identification of details burned onto his terminal equipment rather than by means of a SIM card. To date, this network serves a limited number of subscribers who seldom use the network. Pelephone is making efforts to move its existing subscribers from the CDMA network to the UMTS/HSPA network and is not expanding its investments in this network, other than what is required for ongoing maintenance.

B.	As at the date of publication of this report, the infrastructures for Pelephone's networks are mainly based on two switch farms, which are connected to more than 2,280 sites.

C.	Launching of the LTE network

In April 2014 Pelephone signed an agreement with L.M. Ericsson Israel Ltd. (“Ericsson”) to upgrade the network center to support LTE, purchase and install radio equipment and implement additional adjustments to the network to support LTE The equipment that will be supplied to Pelephone will also support Advanced 4.5G LTE technology.

In September 2014, the engagement with Pelephone was expanded and a three year framework agreement was signed, under which Ericsson will be Pelephone's exclusive supplier for expanding the deployment of the 4G LTE radio network.

The costs of establishing the network (payments to Ericsson and additional costs linked to the deployment and adaptation of the network) for 2014 through 2017 is expected to amount to NIS 600 million, including the cost of NIS 96 million for acquiring the frequencies. As at the end of 2015, in practice costs in the amount of NIS 350 million was invested, including costs for acquiring the frequencies, as set out above. In addition, over the coming decade Pelephone will be required to continue establishing new broadcasting sites, among other things to comply with the terms of the cellular license. With regard to the frequencies tender, see section 3.1.5A.

Pelephone’s foregoing estimates concerning the costs of setting up the LTE network and payment period are forward-looking information, based on Pelephone’s forecasts and assessments, in part, regarding the speed of expanding and updating the network.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.7.2	Premises used by Pelephone

Pelephone does not own land, and leases premises from others, including the Company, for its operations. Below is a description of the main premises used by Pelephone:

A.	The premises Pelephone uses for setting up its communications sites and network centers, as referred to in section 3.7.1, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years). With regard to licensing of the sites, see Section 3.15.3.

B.	Pelephone has a permit agreement with the Israel Lands Administration (ILA). The permit agreement for the use of ILA land for erecting and operating communication sites regulates, inter alia, permit fees for such use until December 31, 2019.

C.	Pelephone's head offices are in Givatayim and cover a total area of 17,800 sq.m. The rental period is until December 31, 2020, and includes an option for early termination of the agreement, under certain conditions, from December 31, 2017.

D.	For its sales and service operations, Pelephone leases service centers and points of sale throughout the country.

E.	Pelephone has other lease agreements for warehouses (including a main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

3.8	Intangible assets

3.8.1	Licenses

For details about Pelephone's cellular license and its license to operate in the Administered Territories, see section 3.15.2.

3.8.2	Frequency usage rights

Under its cellular license and the Wireless Telegraph Ordinance, Pelephone has rights of use of frequencies in the 850 MHz spectrum for operating the CDMA network, and in the 850 MHz and 2100 MHz spectrums to operate the UMTS/HSPA network, and in the 1800 MHz spectrum for operating the LTE technology network (see also section 3.15.1.B).

For information regarding the shortage of frequencies in Israel, see sections 3.1.5B.

For information concerning exposure to disruptions in the frequency ranges used by Pelephone, see section 3.20.3F.

3.8.3	Trademarks

Pelephone has a number of registered trademarks; its primary trademark is "Pelephone".

3.8.4	Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone's IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: Oracle Application ERP system and Amdocs customer management and billing system.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.9	Human resources

3.9.1	Organizational structure

Pelephone's organizational structure at reporting date:

3.9.2	Collective agreement

In December 2013, Pelephone signed a collective labor agreement between Pelephone and the New General Federation of Workers and Pelephone's workers committee (the "Committee"), which will apply to all Pelephone's employees, other than its senior management and certain employees in predefined positions. The agreement stipulates that Pelephone employees employed at date of signing of the agreement will receive employment tenure after 36 months and 48 months for new employees joining Pelephone subsequent to signing. In addition, the agreement sets out mechanisms for integrating the Committee in processes relating to placement, mobility and termination of employment of Pelephone's tenured employees.

The agreement also set quotas for streamlining layoffs to be made at Pelephone and severance pay for tenured employees whose employment will be terminated due to such streamlining, as well as annual wage hikes and other financial perks (such as participation in summer-school costs and social activities) which Pelephone will grant its employees during the agreement period.

The agreement is valid from date of signing through December 31, 2016. Thereafter the agreement will automatically be renewed for further period of 18 months each, unless one of the parties gives notice of their intention to change the agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.9.3	Inventory of positions

Breakdown of the number of employees at Pelephone, based on its organizational structure.

	Number of employees
Department	December 31, 2015		December 31, 2014
Management and HQ	186		201
Marketing	43		46
Service – Private customers	1,424		1,719
Business customers	375		362
Logistics and terminal equipment division	185		199
Engineering and information systems	466		474
Total	2,679	[38]	3,001

The total number of employees in the above table includes employees employed in part time positions. The total number of positions39 at Pelephone at December 31, 2015 was 2,234 (at December 31, 2014 - 2,515).

3.9.4	Remuneration plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentives on a monthly, quarterly or annual basis, based on compliance with defined goals and the type of work carried out by the employee.

3.9.5	Terms of employment

The majority of Pelephone's employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone's other employees are employed under monthly contracts, and some of them are employed under a monthly contract with a global addition for extra hours. The employment contracts include confidentiality, non-competition, and intellectual property restrictions.

3.9.6	Voluntary retirement

In 2015 it was decided to retire 46 employees under a voluntary redundancy plan with an increased compensation track, at a total cost of NIS 5 million. These employees retired at the beginning of 2016.

3.9.7	Announcement of a labor dispute

On August 3, 2015 Pelephone was informed by the New General Federation of Workers - Cellular, Internet and High-Tech Workers Union that a labor dispute was announced pursuant to the Settlement of Labor Disputes Law, 1957 and strike starting August 17, 2015 onwards ("the Announcement"). According to the Announcement, the issues under dispute are Pelephone's unilateral decisions regarding: Organizational / structural changes that impact working conditions and the expansion of the business segments and their scope that Pelephone outsources. The employees demand negotiations regarding these issues.

Pelephone rejected the claims of the Workers Committee against it, and several meetings were held with the representatives of the Workers Committee under which it presented its detailed responses to the claims of the Workers Committee. Pelephone filed an application to the Regional Labor Court for interim relief to prevent continuing sanctions and labor disruptions ("the Application"). In September 2015 a hearing was held on the Application, at the end of which the parties accepted the recommendation of the Court to continue intensive negotiations under the auspices of the Court and without either party taking actions. The parties requested another extension from the Court during which they will report the outcome of the negotiations. The next hearing was set for the beginning of May 2016.

[38]	Including 46 employees who retired from Pelephone under a voluntary redundancy plan at the beginning of 2016, as set out in section 3.9.6.
[39]	The number of positions at Pelephone were calculated as follows: Total monthly work hours divided by the standard monthly work hours.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.9.8	Replacement of CEO

In October 2015 the CEO of Pelephone, Mr. Gil Sharon, announced the termination of his office. His replacement, Mr. Ran Guron, who served as Deputy CEO and VP Marketing of the Company, took office in November 2015.

3.10	Trade payables

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from various importers in Israel and worldwide, and others it imports independently. In addition, Pelephone sells terminal equipment and accessories on consignment with the right to return terminal equipment to the suppliers. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier's technical support for the terminal equipment it supplies, the availability of spare parts and repair turnaround, as well as the supplier's product warranty as required by law. Most of these agreements do not include a purchase commitment on Pelephone's part, purchases are made on a regular basis by means of purchase orders based on Pelephone's needs.

In the event of termination of an engagement with a supplier of certain terminal equipment, Pelephone can increase quantities of terminal equipment purchased from other suppliers or purchase terminal equipment from a new supplier.

In May 2013, Pelephone signed an agreement with Apple Distribution International ("Apple") to continue purchasing and distributing iPhone devices in Israel. Under this agreement, Pelephone is required, under certain circumstances, to purchase a minimum annual quantity of devices for a period of three years at the manufacturer's current prices at date of purchase. Pelephone estimates that, as in recent years, these quantities will constitute a significant number of devices it expects to sell during the contract period.

The information in this section includes forward looking information based on Pelephone's past experience, estimates and projections. The actual outcome may differ significantly from the foregoing estimates, taking into account, inter alia, changes that may apply to the business conditions and consumer demand for Apple products.

In 2015, Pelephone's purchases from Apple accounted for less than 10% of its total purchases from all its suppliers. Other than Apple, the distribution of the purchase of terminal equipment among the suppliers is such that it does not create any significant dependence on a particular equipment supplier or model.

3.10.2	Infrastructure suppliers

Pelephone uses Ericsson UMTS/HSPA and LTE infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA and an agreement for the deployment of the 4G LTE networks with Ericsson, and in its opinion, it may become dependent on Ericsson regarding support for this network and its expansion. In the opinion of Pelephone, it could become dependent on Ericsson in connection with support for this network. In addition, the cellular network uses transmission, for which the Company is Pelephone's main supplier.

3.11	Working capital

3.11.1	Working capital as defined in generally accepted accounting principles.

Pelephone's working capital in 2015 amounted to NIS 972 million and included current assets such as: cash and cash equivalents, trade receivables, other receivables, debit balances and inventory, amounting to NIS 1,420 million; less all current liabilities such as trade and other payables, in an amount of NIS 448 million.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.11.2	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to spread payment up to 36 equal installments. In order to reduce its possible exposure from providing its customers credit, Pelephone acts according to a credit policy that is reviewed from time to time. Pelephone also examines the financial stability of its customers (based on parameters that it sets).

Pelephone discounts customers' debts arising from the sale of terminal equipment in transactions paid by credit card in installments. The discounting transactions are carried out on a non-recourse basis.

Credit in monthly billing for cellular services – Pelephone customers are billed once a month in billing cycles on different days throughout the month, for service consumption during the previous month.

From most of its suppliers, Pelephone receives credit for periods ranging from 30 days to EOM + 92 days.

Breakdown of average customer and supplier credit in 2015:

	Credit in NIS millions	Average credit days
Customers for sales of terminal equipment (*)	1,078	374
Customers for services (*)	320	49
Trade payables	392	44

(*)	Net of doubtful debts.

3.12	Financing

3.12.1	General

Pelephone's operations are financed out of cash flow from operating activities. In 2015 Pelephone repaid the balance of its liabilities in an amount of NIS 93 million.

3.12.2	Credit facilities

As at December 31, 2015, Pelephone has no approved bank credit facilities.

3.12.3	Pelephone' preparations for raising capital during the coming year and its sources

Although Pelephone intends further investment in property, plant and equipment (mainly in the LTE network, see section 3.7.1), it estimates that it will not be required to raise finance in 2016 for its ongoing operations.

The foregoing information includes forward-looking information, as defined in the Securities Law, which is based on the company's estimates and business experience. The actual results may differ significantly from that set out above if any of the company's estimates do not materialize, including with regard to the scope or terms of investment in property, plant and equipment.

3.13	Taxation

See Note 6 to the 2015 financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.14	Environmental risks and means for their management

3.14.1	Statutory provisions relating to the environment applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "radiation sources" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source ("the Erection Permit”), which will be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source ("the Operating Permit”), which will be in effect for five years or as otherwise determined by the Minister for Environmental Protection.

With regard to the Erection Permit, by law provides that the permit is contingent upon assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use ("the Limiting Measures”).

With regard to the Operating Permit, the law provides that the permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a license under the Communications Law and in certain cases, also of a construction permit pursuant to the Building and Planning Law.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

A limited number of town planning engineers operated in accordance with the mechanism prescribed in the Law and submitted their objections to providing an Operating Permit for one or another access facility.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law (the "Regulations") which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennae.

A discussion by the Knesset's Interior Committee for Environmental Quality on May 4, 2011 resolved to request that the Minister for Environmental Protection delete, inter alia, the instruction distinguishing between a balcony and a roof terrace with regard to the prohibition on erecting and operating a source of radiation, from the wording of the proposed amendment to the regulations. The Minister of Environmental Protection replied to the committee chair that his ministry cannot agree to the request. In view of the above, promulgation of the amendment has been delayed.

On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radio frequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

In this matter, it should be noted that from time to time, various documents are published on the websites of the Ministry of Environmental Protection at www.sviva.gov.il and of the World Health Organization at www.who.int.

It is further noted that the Ministry of Environmental Protection continuously monitors and supervises the broadcasting sites, operating a system which allows the computerized recordings from the control system at the broadcasting sites, to be used for checking and verifying that the broadcasting sites are in compliance with the Ministry's requirements.

Cellular services are provided through a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers accordingly. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards. Also see section 3.20.2E.

3.14.2	Pelephone's environmental risk management policy

Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation.

3.14.3	Transparency for consumers

Pelephone is subject to relevant laws prescribing obligations to publicize and inform customers about the radiation sources that it operates and from the mobile handsets that it supplies. The Radiation Supervisor at the Ministry of Environmental Protection publishes information on the ministry's website concerning active cellular broadcasting facilities and those under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators. Pelephone publishes information on its website regarding radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution to be taken when using cellular phones.

3.15	Restrictions on and control of Pelephone's operations

3.15.1	Statutory limitations

A.	Communications Law

The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone under the Communications Law, see section 3.15.2.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

B.	Wireless Telegraph Ordinance

See section 2.16.9 above, which is also applicable to Pelephone's operations.

For the allocation of radio frequencies to Pelephone, see section 3.8.2.

C.	Installations emitting electromagnetic radiation – see section 3.14.

D.	Consumer Protection Law

Pelephone's operations are subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumer.

E.	Change in interconnect fees (call completion fees)

Interconnect rates are fixed by the regulator. For details, see section 1.7.4B.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.15.2	Pelephone's cellular licenses

A.	General

Pelephone’s cellular license is valid until September 8, 202240.

Furthermore, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for providing cellular services in the Administered Territories. The license is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications (with certain adjustments) are applicable to it.

Breakdown of the primary provisions of Pelephone's cellular license:

1.	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances even revoke it.

2.	The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

3.	Pelephone is obliged to provide interconnect services to all other operators at equal terms and it must refrain from any discrimination in carrying out such interconnect service.

4.	Pelephone must refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

5.	Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license.

6.	In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.20.2H).

7.	The license stipulates the types of payments Pelephone may bill its subscribers for with regard to cellular services, and the reports it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

8.	The license obligates Pelephone to a minimum standard of service.

9.	To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantees to the Ministry of Communications. In May 2015 Pelephone deposited guarantees in the amount of NIS 80 million to the Ministry of Communications, which replaced the previous guarantees given in the amount of USD 10 million, as required under the 4G LTE frequency allocation tender (see section 3.1.5B).

B.	With regard to the amendment to Pelephone's license for providing 4G LTE services see section 3.1.5B).

C.	Hearing in regard to the required coverage and quality

In July 2014, the Ministry of Communications published a hearing directed to holders of a general license for providing cellular services, including Pelephone (“the Operators”). The hearing discusses an amendment to the Operators licenses that will tighten the cover and quality requirements for public telecommunications systems that they operate using 2G and 3G technology with nationwide deployment and in the Administered Territories (“the Hearing”). Pelephone submitted its comments and reservations to the hearing. If the systems cover and quality requirements are tightened, as specified in the hearing, Pelephone and the other operators are likely to face significant costs.

[40]	The text of Pelephone's cellular license is published on the Ministry of Communications website at www.moc.gov.il

Chapter A (Description of Company Operations) of the Periodic Report for 2015

D.	Functional continuity in emergency situations

For details, see section 1.7.4G.2.

3.15.3	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites along two tracks: macro sites that require a building permit from planning and construction committees (see reference to NOP 36) and wireless access devices (“access devices”), which are exempt from a building permit in accordance with Section 27 of the Communications Law and Section 266(C) of the Building and Planning Law ("the Exemption Provision”).

Building permits under NOP 36

Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36, which came into force in 2002.

The NOP 36 licensing process requires, inter alia, that several approvals and permits be obtained from government authorities and regulators, including: a) An erection and operating permit from the Ministry of Environmental Protection, as set out in section 3.14.1; b) approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. At the date of this update, Pelephone has deposited 234 indemnity notes with various local councils in accordance with the law.

Despite NOP 36 in its existing format, Pelephone (and its competitors) encounter difficulties in obtaining some of the required approvals, and in particular approvals from planning and construction authorities.

At the same time, criticism has been leveled at NOP 36 by various entities (including the argument that it is not applicable to 3G frequencies), which has led to a proposal to amend NOP 36 in a few rounds ("the Proposed New NOP 36A”).

Licensing the construction of cellular broadcasting sites that require building permits is governed by NOP 36, which came into force in 2002. The amended NOP 36 is currently pending government approval.

As part of the “pergola reform” - Amendment 101 to the Planning and Building Law, 1965, on August 1, 2014, the Planning and Building (Works and Buildings that are Exempt from a Permit) Regulations, 2014, entered into force. Regulation 34 provides, among other things, that the addition of an antenna to an existing, lawful broadcasting facility is exempt from a permit, subject to compliance with a combination of conditions and exclusions, including consistency with the plans and the applicable spatial instructions, to be determined by the local planning committees.

On July 27, 2014 the Forum for Cellular Sanity and others filed a petition to the High Court of Justice (“HCJ”) for an order nisi instructing the Minister of Interior to explain, inter alia, why Regulation 34 of the Planning and Building Regulations (Works and Buildings that are Exempt from a Permit), 2014 is invalid or alternatively, should be revoked, and to issue an order nisi deferring entry into force of Regulation 34 from August 1, 2014 until a ruling is issued otherwise under the petition.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

On August 3, 2014 the State's response to the petition for an order nisi was filed to the HCJ, according to which, inter alia, the State's position is that the petition for an order nisi should be denied due to the absence of any grounds for deferring the entry into force of Regulation 34. Pelephone's response to the petition for an order nisi was filed on August 10, 2014 under which Pelephone requests that the Court deny the petition.

In view of the foregoing, the HCJ handed a ruling on August 14, 2014 according to which, inter alia, HCJ does not accede to the petition for an order nisi and the petition will be heard.

On March 9, 2015 a hearing was held on the petition in HCJ and the petitioners arguments were heard, claiming that the petition in question is related to another petition, HCJ 5045/09 Forum for Cellular Sanity v. Attorney General and others, for which an order nisi was granted and arguments were heard (hereunder in this section: "the Other Petition"), and the link between the petitions should not be severed. In this context HCJ decided to defer the hearing on the petition until after a ruling is handed on the Other Petition. HCJ further stipulated, inter alia, that if a ruling is not handed on the Other Petition within 6 months, the petitioners may return and request that a hearing be held. HCJ further stated that the parties will be notified when a ruling is handed on the Other Petition, and the case will be noted in an internal reminder for another six months.

More than six months after the date of the hearing on the Petition and in the absence of a ruling in the Other Petition, application was filed with the High Court of Justice on January 21, 2016 for fixing a hearing on the Petition filed by the Forum for Cellular Sanity. In view of the foregoing, on January 25, 2016 the HCJ handed a ruling according to which the case will be fixed for a hearing before a panel and on January 28, 2016 a summons was received according to which a hearing was set for July 18, 2016.

Access devices exempt from building permits

The second track under which Pelephone sets up broadcasting sites is the access facility track. Access installations require specific radiation permits under the Radiation Law but are exempt from building permit if they are constructed pursuant to the conditions provided in the exemption provision.

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

On September 9, 2009, the Attorney General summarized his position on the legal issue of access installations, according to which the Frequency Regulations for Access Installations, which contain the building permit exemption for wireless access installations as prescribed in Section 266C of the Building and Planning Law, were duly promulgated by authority and by law.

Nevertheless, the Attorney General determined that in view of the legal and factual changes which have occurred over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team's deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law.

The Attorney General further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the building permit exemption and use thereof.

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition (this petition was preceded by another petition to local government dated July 2008 which centered on the issue of access installations) to the High Court of Justice (“HCJ”) for an order nisi instructing the Attorney General to explain, inter alia, why the State Prosecutor's response regarding Pelephone's application for leave of appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be canceled, whereby indictments are not to be filed or administrative demolition orders issued in respect of the erection and operation of cellular access installations without building permits.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

On September 9, 2010, a revised statement was filed by the State to the HCJ whereby on September 7, 2010 the Minister of the Interior sent a draft of the Planning and Construction (Installation of a Cellular Wireless Communication access installation) Regulations, 2010 ("the Access Installation Regulations”) for approval to the Knesset Economics Committee. The proposed Access Installation Regulations determine highly restrictive conditions for application of the building permit exemption for a wireless access installation.

In a later revised statement filed by the State to the HCJ on September 15, 2010, the State announced that the Attorney General believes, inter alia, that due to the delay in presenting the Access Installation Regulations for additional discussion and approval by the Economics Committee, instead of an interim order, a temporary injunction should be granted for the petitions, banning construction with building permit exemption of additional wireless access installations used by the cellular licensees for providing cellular services, until the promulgation of the Access Installation Regulations and until validation of the basic arrangement set out therein. The Attorney General also clarified that the basic arrangement set out in the Access Installation Regulations reflects the desired balance between all the various considerations relevant to the matter and in light of this, if the Access Installation Regulations are approved and promulgated and the basic arrangement prescribed therein takes effect, he believes the HCJ will have no grounds for intervention to include the cellular frequency sector in the Frequency Regulations for Access Installations.

In view of the foregoing, on September 16, 2010 the HCJ handed down a temporary injunction as requested in the Attorney General's statement dated September 15, 2010, stipulating that the injunction would be valid until validation of the arrangement prescribed in the draft Access Installation Regulations or until otherwise decided. On February 16, 2011 the HCJ qualified the temporary injunction permitting the cellular companies to replace access installations which were no longer used or which were not in working order, subject to the terms laid down in the HCJ ruling. The temporary injunction remains in place until otherwise decided.

On September 30, 2013 the HCJ issued an order nisi as requested in both petitions and ordered responses to be filed.

On September 15, 2014 a hearing was held on petitions filed with the High Court of Justice and the arguments of all the parties were heard. In this context, HCJ recommended that the parties attempt to reach an arrangement that will balance the conflicting interests and move the process of promulgating the regulations forward in the spirit of the draft regulations from March 2010. HCJ further instructed the State to file an updated notice within 120 days which will include, among other things, the Minister of the Interior’s current position, the current position of the Minister of Communications with respect to both the draft regulations and the existing regulations, the current position of the Antitrust Commissioner and an update of the Knesset Economic Affairs Committee discussions. The parties were also granted permission to respond to the State's position within 30 days of receipt. HCJ also instructed the parties to advise, no later than January 20, 2015 as to whether they have reached agreement and determined that after receiving notice from all the parties, HCJ will decide on how the cases will continue. In the State's update notice to HCJ dated January 19, 2015 the State explained, among other things, that the Minister of the Interior at that time, Gideon Saar, announced his decision to terminate his position and consequently the terms of office of the relevant ministers changed. The State further stated that on December 8, 2014, the Knesset passed a bill to dissolve itself, ending the session and the Knesset went to pre-election recess. It may take a few weeks to for a new government following the elections on March 17, 2015. Under these circumstances, the State requested an extension from HCJ for filing its update notice until July 15, 2015, and on January 21, 2015 HCJ granted the requested extension.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Under this notice the State announced, among other things, that on May 14, 2015 a new government was formed in Israel and it was decided to transfer most of the authority of the Minister of the Interior under the Building and Planning Law, including the authority to regulate regulations under section 266C of the Building and Planning Law, to the Minister of Finance. The State further announced that on July 13, 2015 the Knesset approved the transfer of authorities from the Minister of Interior to the Minister of Finance. The Stated added that the Minister of Finance should be given reasonable time for addressing the issue of regulating regulations under section 266C of the Building and Planning Law, and for formulating his opinion regarding the matter. Under the circumstances that were created and to enable the Minister of Finance as well as the Ministers of Communications and Environmental Protection to address the issues in the petition and to formulate their opinions, the State requested a further extension for filing its updated notice by December 15, 2015. On July 19, 2015 the HCJ awarded the requested extension.

On December 24, 2015 an updated notice was filed to the HCJ by the State according to which, inter alia, the State announced that it is reviewing the options recommended by the Minister of Finance, to whom the authority to regulate regulations under section 266C of the Building and Planning Law, 1965 was transferred only a few months previously, for regulating "balanced" regulations under the said section. The State further announced that the Deputy Attorney General (civil) will hold a hearing on the matter in the near future. Under these circumstances the State requested additional time to review the options for regulating "balanced" regulations and for filing, thereafter, another notice on its behalf, in another few months, on a date that will be fixed by the HCJ.

On November 19, 2015, Partner Communications Ltd. and HOT Mobile Ltd. filed a petition to the HCJ requesting that the temporary injunction of September 16, 2010 be limited. In the State's response, that was attached to the petition, the State made its consent to limiting the temporary injunction conditional that "at the end of one year from the date of limiting the temporary injunction ... the companies would dismantle and remove no less than 300 wireless access installations". On January 5, 2016 Cellcom Israel Ltd. filed a petition on its behalf stating that the limit contained in the temporary injunction will also apply to it, but without application of the condition to dismantle access installations, based on the arguments set out in its petition. On January 12, 2016, Pelephone Communications Ltd. also filed a similar petition regarding limiting the applicability of the order, and Pelephone also requested that the obligation to dismantle access installations also not apply to it, by noting its reasons, as set out in its petition.

In view of the foregoing, on January 27, 2016 the HCJ handed a decision according to which, inter alia, the State is required to file its response to the petitions of Cellcom and Pelephone to limit the temporary injunction also with regard to them, with reference to their request not to dismantle part of the access installations that they hold, by February 3, 2016.

Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track in order to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable tightening of obstacles restricting the construction of new broadcasting sites and access installations, and even to have an adverse effect on the quality of the cellular network.

At reporting date, Pelephone operates 461 wireless access installations.

Conclusion: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install information equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites before obtaining the requisite building permits. Building permit applications submitted by Pelephone to the building and planning authorities are at various review or approval stages.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases it has led to the issuing of demolition orders of sites or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At the reporting date Pelephone has succeeded in most of the above cases in refraining from demolition or delaying implementation of the demolition orders as part of arrangements made with the planning and building authorities in order to attempt to regulate the missing licensing. These understandings did not require admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that there will be no further cases where demolition orders will be issued and indictments will be filed because of building permits, including against officers.

Like other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, on the dates stipulated in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

3.15.4	Antitrust

The document setting out the terms of the merger between Pelephone and the Company includes various restrictions as to cooperation between the companies which were updated in 2010 (see Sections 1.7.2 and 2.16.8D).

3.15.5	Standardization

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the 2008 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2016.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was carried out in December 2015, and was successful.

3.16	Material agreements

3.16.1	For information regarding the agreements with Ericsson, see section 3.10.2.

3.16.2	For information regarding the agreement with Apple, see section 3.10.1.

3.16.3	Pelephone has an agreement with the Ministry of Finance Accountant General (the "Accountant General") for providing the government ministries with terminal equipment and cellular services until February 2016. In January 2016 the agreement was extended to August 31, 2016 or until a supplier is selected in a new tender and the reassignment of subscribers is completed, the earlier date.

3.16.4	For information regarding the agreement with the Israel Lands Administration, see section 3.7.2B.

3.16.5	With regard to the collective agreement between Pelephone and the New General Federation of Workers and the Pelephone Workers Committee, see section 3.9.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.17	Legal proceedings[41]

Legal claims have been filed against Pelephone as part of the normal course of its business, including motions for certification as a class action suits.

3.17.1	Pending legal proceedings

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone's operations:

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
A.	August 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded. In August 2014 the Court dismissed the application for recognition. In October 2014 an appeal of the ruling was filed.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
B.	February 2012	Customer v. Pelephone, the Company, Cellcom and Partner	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The action relates to failure to comply with the provisions of the law with respect to people with disabilities when rendering Bezeq's services. In December 2015 a settlement was signed between the parties to drop the suit in return for implementing a series of accessibility adjustments and benefits for people with disabilities set out in the settlement. This arrangement has been submitted to the court and is awaiting approval.	Approximately 361 for all the defendants, without noting an amount for each of the defendants.
C.	May 2012	Customer v. Pelephone	District (Tel Aviv)	Civil class action	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. In March 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	Approx. 124
D.	August 2012	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Furthermore, the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief.	Approximately 120 for each of the defendants, in a total amount of approx. 360.
E.	November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone's license and the law. They also request as remedy that Pelephone refrain from granting such perks. The case is in mediation proceedings between the parties.	Approx. 300

[41]	For information concerning reporting policies and materiality, see section 1.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
F.	May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	They claim that Pelephone does not offer "Walla Mobile" tracks to all its existing customers and those who join are subscribers who want to transfer to a different track, and that this in in violation of the provisions of the license that obligates equality, and thereby it misleads its customers.	The amount of the claim is not stated, but the application is estimated to be in millions of shekels.
G.	August 2015	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that one of the communications companies made improper use of its database in violation of the Privacy Protection Law 1981, when it transferred or sold the customers' particulars to the other respondents, including Pelephone. The claim against Pelephone revolves mainly around the purchase or receipt of this information and using it for marketing purposes, in a way that violates the provisions of the Communications Law regarding sending of Spam. The applicant does not specifically mention the amount of the suit against Pelephone.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.
H.	November 2015	Customer v. Pelephone and two other cellular companies.	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that the pre-paid prices of the companies are higher than the post-paid prices, which is due to cartelization of the three companies in this market.	Approximately 2,800 with regard to Pelephone (and the total amount against the three companies is in excess of 13,000)
I.	December 2015.	Customer v. Pelephone	District (Lod)	A financial claim filed with a motion to certify it as a class action.	They claim that Pelephone violates the mobility plan / rules in that, when attempting to move to another operator (the receiving operator) the applicant found out that she was deliberately blocked by Pelephone (the deserted operator) from moving. When calling Pelephone to clarify the issue, she found out that the unacceptable reason for blocking her was an attempt to retain her and prevent her from moving to a competitor. In addition, injunctions are sought to prevent such blocking.	The amount of the claim is not stated, but the application is estimated in the tens of millions of shekels.

3.17.2	Legal proceedings that ended during the Reporting Period

Date of filing of the action	Parties	Court	Type of Action	Details	Amount of the original claim NIS million
May 2015	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone violated a settlement arrangement approved by the court in a ruling handed in another class action filed by the same applicant against Pelephone (see section 3.17.2.B to Chapter A of the Periodic Report for 2014). The matter of the claimed violation is related to sale of earphones by Pelephone. The applicant estimates the amount of the motion to be NIS 410 million. In January 2016 the plaintiff filed a motion for withdrawal from the claim and a ruling was handed approving the withdrawal.	Approx. 410

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.18	Business Goals and Strategy

Pelephone’s main strategic objectives are:

3.18.1	Retaining its customer base.

3.18.2	Increasing transfer of data files over the network and regaining its technological lead.

3.18.3	Marketing of value-added supplementary services for browsing, such as data backup and storage, cloud solutions for businesses, anti-virus, Musix and video services

3.18.4	Selling terminal equipment such as mobile phones, tablets, laptops, accessories, etc.

3.18.5	Streamlining operations and revising Pelephone's cost structure.

3.18.6	Improving Pelephone's customer service and increasing customer satisfaction.

3.18.7	Constantly improving the cellular network infrastructures

3.19	Anticipated developments in the coming year

In 2016, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.19.1	Continuation of the fierce competition and price wars

Pelephone expects the price to the customer to continue being a key component in competition and that the high customer churn rate between companies will continue also in 2016. These trends will lead to continued erosion of the profitability of the veteran companies and could even lead to a change in the structure of the cellular market.

3.19.2	Cellular network innovations

In 2016, Pelephone expects to continue investing in its cellular network and establishing its position as a high speed, top quality and cutting-edge network. Parallel to investing in the network Pelephone expects to continue promoting a few services and products that will allow it to increase revenues and its image advantage against the competitors, such as promoting a private brand of terminal equipment as part of the range of devices sold by Pelephone.

3.19.3	Increase in Pelephone subscribers' consumption of services

Pelephone expects that due to the erosion of tariffs and increase in number of subscribers using the 4G network, the increasing trend of data communications consumption will continue.

Pelephone's above assessments of developments during the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments may not materialize or may materialize in a manner materially different from that described, depending, inter alia, on the structure of competition in the market, changes in consumption habits of cellular customers and regulatory developments in the segment.

3.20	Risk Factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors specific to Pelephone.

3.20.1	Macroeconomic risks

Exposure to changes in exchange rates – Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in USD, whereas Pelephone's revenues are in NIS. Erosion of the NIS against the USD may affect Pelephone's profitability if it is unable to adjust selling prices at short notice.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.20.2	Sector-specific risks

A.	Investments in infrastructure and technological developments – the cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure. The frequent technological changes in infrastructure and terminal equipment and the fierce competition in various market segments impose a heavy financial burden on the companies operating in the market, requiring them to update their infrastructure technology from time to time.

B.	Customer credit – Pelephone’s sales of terminal equipment are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone's collection mechanisms are efficient and competent.

C.	Regulatory developments – the industry in which Pelephone operates is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair, etc. Regulatory intervention in the industry may materially impact Pelephone's structure of competition and operating costs.

D.	Competition - the cellular market in Israel is highly saturated and fiercely competitive, and is exposed to risks as a result of technological and regulatory developments. The costs of establishing, maintaining and operating Pelephone's cellular network pro rata to the number of subscribers is expected to be higher for Pelephone if it will not be allowed to operate under some form of network sharing model, and/or if a Cellcom-Golan Telecom merger is approved (see section 3.6.3).

E.	Electromagnetic radiation – Pelephone operates hundreds of broadcasting facilities and sells electromagnetic radiation emitting terminal equipment (see Section 3.14). Pelephone is taking measures to ensure that the levels of radiation emitted by these broadcasting facilities and terminal equipment do not exceed the radiation levels permitted in the Ministry of Environmental Protection guidelines (the levels adopted are based on international standards). Even though Pelephone acts in accordance with the Ministry of Environmental Protection guidelines, if health risks are found to exist or if the broadcasting sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited with the planning authorities with respect to section 197 of the Building and Planning Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

F.	Site licensing – establishing and operating cellular antennae require building permits from various planning and building committees, a process that involves, inter alia, obtaining several approvals from State entities and regulatory bodies. For further details of the difficulties Pelephone encounters when erecting and licensing sites, see section 3.15.3. These difficulties may impact the quality of the existing network and especially the deployment of the new network.

G.	Serious malfunction of information systems and engineering systems - Pelephone's information systems are networked throughout the country through designated communications lines and through the internet. Pelephone's business is highly dependent on these systems. Wide scale malicious damage (e.g.: viruses and cyber- attacks) or malfunction may adversely affect Pelephone's business and its results.

H.	State of emergency - during an emergency, legislative provisions and certain provisions of the cellular license empower competent authorities to take necessary measures for ensuring the security of the State and/or public safety, including: obligating Pelephone (as a cellular license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities belonging to Pelephone, and even to take control of the system.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

3.20.3	Pelephone’s risk factors:

A.	Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of an external professional insurance consultant specializing in this field. Pelephone has insurance policies that cover the regular risks to which it is exposed with restriction on the terms of the policies, such as various property insurances, various liability insurances, loss of profit cover, third-party cover and officers liability insurance. Nonetheless, Pelephone's insurance policies do not cover certain types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

B.	Serious malfunctioning of the communications network – Pelephone’s communications network is spread throughout the country via core network sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems. Wide scale malicious damage or malfunction might adversely affect Pelephone’s business and results.

C.	Damage by force majeure, war, catastrophe - any damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

D.	Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. Class action suits may reach high amounts, since a major part of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer could grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

E.	Labor relations - Pelephone has a collective agreement with the New General Federation of Workers and with the employees' committee which applies to most of its employees. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for Pelephone (see section 3.9.2).

F.	Frequency spectrums - 850 MHz, 1800 MHz and 2100 MHz The frequencies are exposed to interference and could impair the service quality of the networks operated by Pelephone. The factors that could cause interference include the fact that the 850 MHz frequency is also used for terrestrial television broadcasts by television stations in the Middle East on the same frequency, causing interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency range that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect.

The chart below grades the impact of the foregoing risk factors on Pelephone's operations, as assessed by Pelephone's management. It should be noted that Pelephone's assessments of the extent of the impact of a risk factor reflect the scope of the effect of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk42.

[42]	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Summary of risk factors - cellular telephony

Effect of risk factor on Pelephone’s activities as a whole Risk factors
	Major	Moderate	Minor
Macro risks
Exposure to changes in the currency exchange rate.			X

Sector-specific Risks
Investments in infrastructures and technological changes	X
Customer credit		X
Regulatory developments	X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
State of emergency	X

Pelephone’s risk factors:

Severe malfunctions in the communications network			X
Natural disasters	X
Legal proceedings	X
Legal proceedings		X
Difficult labor relations		X
Frequency spectrums		X

The information contained in Section 3.20 and Pelephone's assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone's assessments of the market situation and its competitive structure. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.	Bezeq International – International telecommunications, Internet and NEP services

4.1	General

4.1.1	Structure and changes in segment of operations

Bezeq International operates in a number of key areas: providing ISP services; international telecommunications services; domestic telephony services; NEP services; as well as providing ICT (infrastructure and communication technologies) solutions and data transmission and PBX services.

Bezeq International's international telecommunications services, similar to those of its competitor international operators, are provided primarily via the domestic networks of the Company and of HOT and the cellular networks, for connecting the subscriber to the international exchange network. For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 1.7.2.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

Bezeq International's segment of operations is primarily regulated by the Communications Law and its regulations, and the ITS licenses granted to Bezeq International (see Sections 4.13.1 and 4.13.2).

For key regulatory developments applicable to Bezeq International, see section 4.13.4.

4.1.3	Changes in the segment's volume of operations and profitability

For information regarding changes in the volume and profitability of Bezeq International's operations, see section 0.5.4.

4.1.4	Market developments and customer characteristics

The international telephony market in Israel has in recent years seen a decline in call volume, (incoming and outgoing), mainly due to the service bundles offered by the cellular companies that include international calls as well as the multiple free applications that enable calls via the web. In 2015 the international telephony market declined (in number of minutes) by 4%.

The internet market recorded in 2015 continued growth stagnation together with an increase in the surfing speeds consumed. Generally, the increase in demand for high speed browsing requires Bezeq International to periodically increase its operating capacity via its Jonah submarine cable and the international capacity rights it acquires (for information regarding other Bezeq International infrastructure providers, see section 4.9.2).

4.1.5	Main entry and exit barriers

A.	The main entry barrier of the international call market is the need for an ITS license under the Communications Law and investment in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, change in the licensing policy, as set forth below, and expansion of the use of VoIP technology in this field, significantly reduces the effect of these barriers.

B.	The high penetration rate and multiple players in the market.

C.	The main entry barrier into the data and internet services market stems from investments in infrastructure (international capacity, access to the internet network and broad service network).

D.	The main exit barriers for these markets are long-term agreements with infrastructure suppliers and long term return on investments. Furthermore, Bezeq International is committed to providing service to its customers throughout their contract period.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.1.6	Alternatives for Bezeq International products and the international telecommunications market competition structure and applicable changes

In the international telecommunications market, VoIP technology enables transmission of international calls over the internet for users of this technology, and for TDM network users, through software products (such as Skype and WhatsApp) and services of overseas communication providers, and the attractive cost of these services (including the lack of user fees) has led to steady growth in the number of users, and as a result, to a decline Bezeq International's revenues. At the same time, there are currently eight international telecommunication operators on the market that have ITS licenses from the Ministry of Communications for providing Bezeq International services.

For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 1.7.2.

4.1.7	Structure of competition in the sector and applicable changes

In the internet access sector, some 60 companies have so far been granted ISP licenses, among them are five holders of international call licenses, domestic operators and all the cellular operators.

For further information regarding competition in the sector, see section 4.6.

4.2	Products and Services

Description of the main products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector Bezeq International provides internet access services for private and business customers, including requisite terminal equipment and support over DSL based transmission and cable infrastructure; hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these internet services primarily via its exclusive wholly-owned Jonah submarine cable, launched in December 2011. As aforesaid, Bezeq International is the only ISP operating in Israel that owns infrastructure.

4.2.2	Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service that allows dialing from Israel to other countries. Furthermore, Bezeq International provides domestic telephony services.

4.2.3	International data services

Providing international data communication solutions for business customers including customized global deployment.

Customers can choose from a range of the most advanced data communication methods worldwide via Bezeq International's submarine cable (in this regard, see section 4.2.1) and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as BT, which provide its customers access to their sophisticated global network services.

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International's services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International's submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.2.4	ICT solutions for business customers

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. These ICT solutions include a broad range of communication services such as server and site hosting services, maintenance and technical support services, networking and system services, out-tasking and outsourcing services, security and risk management services, IP based services, exclusive state-of-the-art cloud computing services, online backup services and sale of equipment.

In July 2014 Bezeq International launched a service for the self-employed and small business sector in which it offers its "Bigger" service, an innovative digital platform for managing the business's marketing and advertising.

4.2.5	PBX services

Bezeq International markets and maintains communication systems for the entire the Israeli market, and PBX exchanges, telephony networks and IP communications, mainly for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

4.3	Revenues

Breakdown of Bezeq International’s revenue (in NIS millions):

	2015	2014	2013
Voice services	379	395	401
% of total revenue	24.02%	26.26%	27.98%
Revenue from business internet and telecommunication services (ISP, PBX, ICT, data)	1,199	1,109	1,032
% of total revenue	75.98%	73.74%	72.02%
Total revenue	1,578	1,504	1,433

4.4	Trade receivables

Breakdown of revenue from private and business customers (in NIS million):

NIS million	2015	2014	2013
Revenue from private customers	555	529	535
Revenue from business customers	1,023	975	898
Total revenue	1,578	1,504	1,433

Notes: Revenue data were reclassified

4.5	Marketing, distribution and service

4.5.1	Marketing

The marketing division concentrates all its activities around a few regular service providers, among them the PR firms representing Bezeq International, through which Bezeq International also remains in contact with the various advertising media and production companies. Bezeq International believes that loss of contact with any of its regular advertising or marketing service providers will not have a significant effect on its marketing and distribution channels.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.5.2	Private market sales channels

A.	Recruitment and retention call centers for internet and telephony service customers.

B.	A national direct sales network offering door-to-door service, and operating points of sale and customer management.

C.	Customer technical support and service provided through service and support call centers.

D.	A distribution channel that includes external points of sale and field networks of resellers and dealers.

E.	The Company sells Bezeq International services as part of joint service bundles (see section 1.7.2B).

4.5.3	Business market sales channels

These channels include customer recruitment centers, business service and solution centers, and customer managers, based on customer type

4.6	Competition

4.6.1	Internet access services

A.	There are a number of competitors in this market, including Bezeq International, 013 Netvision (Cellcom), 012 Smile (Partner), Hot Net and two minor niche players whose share is not material.

Bezeq International estimates that its share of the internet access market at December 31, 2015 is 44%43 compared with a market share of 42% at December 31, 201444.

B.	General characteristics of competition in 2015

1.	Rate erosion -

2.	HOT frequently collaborates with Bezeq International’s direct competitors. Furthermore, HOT has independent internet access operations through Hot-Net.

C.	Developments in 2015:

1.	Strengthening of the trend of selling service bundles. This trend received a further push in 2015 with the launch of the wholesale selling model (provider + infrastructure).

2.	Continuation of the rising trend in value-added services sales.

3.	Due to market saturation, emphasis is given to strengthening customer loyalty.

4.6.2	International telephony services

A.	As at the end of 2015, there are eight players in the market (including 014 Bezeq International, 013 Netvision, -12 Smile, Golan Telecom International Ltd. and Hot Mobile International Communications Ltd).

Bezeq International estimates that its market share for outgoing international calls at December 31, 2015 is 21% compared with a market share of 23% at December 31, 201445.

[43]	This market share estimate is based on the assumption of an increase of 20,000 infrastructure customers during the fourth quarter of 2015, based on the growth figures published by the Company and HOT.
[44]	Bezeq International's estimate of its market segment in the internet access sector is based on a calculation of the ratio between the number of subscribers it has, and the total number of ISP subscribers (based on public data for the Company and HOT).
[45]	Based on Ministry of Communications publication of figures for outgoing calls.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	General characteristics of competition in 2015

1.	In 2015 the market declined in minutes (see section 4.1.4); alongside this trend, prices continued to erode.

2.	A new competitor entered the international telephony market when WhatsApp launched its call service.

3.	Competition is focused on specific population sectors.

4.	The product is a commodity.

4.6.3	Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to supply ICT (Information Communication Technology) services, providing full solutions in areas such as system, networking, IT, hosting, voice, data, ISP, wireless (wireless networks), and cloud computing.

Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for the process, dealing the customer (one service provider, one responsibility).

Since December 2011, Bezeq International uses its wholly-owned submarine optic communications cable between Israel and Italy.

The international capacity passing through Bezeq International's submarine cable serves the needs of Bezeq International and its various customers in addition to the Med Nautilus network capacity for which Bezeq International purchased user rights. Bezeq International is the only ISP in Israel that owns a submarine cable.

A.	In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2015 Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

B.	NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition which has given rise to erosion of service prices. The prominent competitors are Teldor Communications, Tadiran, Eurocom. Data communications and IP telephony (adapting switchboards and terminal equipment to IP technology) is effected by the entry of new players from the IT sphere. These are companies such as: Binat, Teldor, MalamTeam, IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with comprehensive communications solutions that include telephony, transmission, data communications, internet, information security, etc.

4.6.4	Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers' traffic providing high quality browsing performance, as well as its leading customer service.

4.6.5	The fact that, contrary to some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

4.7	Property, plant and equipment, intangible assets and facilities

Bezeq International's property plant and equipment include switching and internet equipment, marine cable, PBX equipment, office equipment, computers, vehicles and leasehold improvements.

Bezeq International has Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at six sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International's intangible assets include licenses (see section 4.13.2), software and discounted development costs. Bezeq International uses software and computer systems, some under purchased licenses and others which were developed by its IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Bezeq International are: Oracle ERP system and IBM customer billing system.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based. With regard to one of the buildings, the lease period is until March 2024, with several exit options for Bezeq International during this period. The lease period of the other building is until December 2019 (with four equal extension options until 2027). Bezeq International has other lease agreements for warehouses (including a main logistics center) and for buildings where it operates the call centers that it uses for its operations.

4.8	Human Capital

Breakdown of the Bezeq International employees in 2013 and 2014:

	Number of employees
	December 31, 2015	December 31, 2014
Head office employees	1,157	1,173
Sales and service representatives	809	759
Total	1,966	1,932

Organizational structure

The following chart presents the organizational structure of Bezeq International:

Bezeq International perceives its employees as a substantial asset that it must retain and nurture.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

In 2015 Bezeq International invested in excess of 2000 hours on training employees to reinforce professionalism, authority and technical skills, sales management training, service expertise and more. More than 1000 of the company's employees participated this year in a range of personal development courses and professional and managerial reserves were developed of the organization's talents. Approximately 240 company managers developed their business managerial skills in the annual training program.

In March 2014, Bezeq International received notice from the New Labor Federation (“the Histadrut”) that more than one third of Bezeq International's employees had chosen to sign up as members of the Histadrut, and therefore it is the representative workers union of Bezeq International’s employees.

On January 12, 2016 Bezeq International signed a collective agreement with the New General Federation of Workers and the Bezeq International Workers Committee, the key issues being:

-	The agreement will apply for all Bezeq International employees, other than the executive management (VPs and those who report directly to them) and another group of employees and managers that the parties agreed upon.

-	The period after which Bezeq International's employees will be considered as tenured is 36 months, with an option for an extending for an additional six months with the Committee's agreement.

-	The agreement prescribes mechanisms that include the Committee in decision making with regard to the termination of the employment of tenured employees, disciplinary measures imposed against them, and the execution of organizational changes.

-	The agreement also provides for annual wage hikes and other financial benefits (such as subsidised summer camp and welfare activities) to be provided by Bezeq International for its employees during the agreement period.

-	The agreement is valid until December 31, 2018. Thereafter the agreement will automatically be renewed for further period of 12 months each, unless one of the parties give notice of their intention to change the agreement.

4.9	Trade payables

4.9.1	Foreign operators

Bezeq International has collaboration agreements with some 200 foreign operators, under which Bezeq International transfers to and from these operators international calls (including outgoing calls from Israel, incoming calls to Israel and calls between various destinations outside of Israel) to some 240 destinations worldwide.

4.9.2	Capacity providers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible rights of use to a particular non-specific part of the communication capacity transferred by the undersea cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

As Bezeq International primarily uses its own submarine cable, the Med Nautilus capacity is used mainly for backup.

4.10	Working capital

The working capital in Bezeq International's 2015 financial statements is made up from current assets such as cash and cash equivalents, trade receivables, other receivables, current tax assets and inventories, amounting to NIS 456 million; less total current liabilities such as current maturities of loans from the Company, trade payables, other payables and provisions, amounting to NIS 314 million.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.11	Financing

As at publication date of this report, Bezeq International has no bank liabilities and it does not use its approved line of credit. The source of Bezeq International's finance in recent years has been positive cash flows from operating activities and loans from the Company.

4.12	Taxation

See also Note 6 to the 2015 financial statements.

4.13	Restrictions and supervision of Bezeq International's operations

4.13.1	Legislative restrictions

Under the Communications Law, telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require licenses from the Minister of Communications. The Minister is authorized to amend the terms of the license, add to them or detract from them, while taking into consideration, inter alia, the government’s telecommunications policy, interests of the public, compliance of the licensee to provision of services, contribution of the license to competition in the telecommunications industry, and the level of service therein

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

4.13.2	Licenses

On February 21, 2016 Bezeq International's license was amended by the General Director of the Ministry of Communications and was replaced by a unified general license for providing telecommunications services ("Unified License").

The Unified License cancels and replaces the general license for providing international telecommunications services that was granted to Bezeq International on June 2, 1996, and the special general license for providing fixed-line domestic telecommunications services granted to B I P Telecom. Ltd. on February 8, 2009. In addition, the Unified License also cancels and replaces the special licenses for providing NEP and internet services granted to Bezeq International on January 15, 1996 and August 4, 2009, respectively.

The Unified License, which is valid until May 2, 2025, covers all the services that Bezeq International was permitted to provide to date.

Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 5 million in compliance with the terms of the Unified License.

On July 9, 2014, the Minister of Communications granted Bezeq International the powers pertaining to land that are listed in Chapter 6 of the Communications Law, including access to land for the purpose of laying and maintaining a network.

4.13.3	Interconnect payments

For information concerning interconnect fees paid to domestic carriers and cellular operators, including the reduction of interconnect fees to cellular operators as of 2011, see section 1.7.3C.

4.13.4	Key regulatory developments

A.	For possible changes in the communications market that could also affect Bezeq International as a consequence of a policy to increase competitiveness, see section 1.7.3A.

B.	For information regarding the hearings announced by the Ministry of Communications in October 2013 and October 2014 concerning new regulation of the international telecommunications market see section 1.7.2A. Resolutions adopted subsequent to this hearing could have significant effects on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International's operations in this sector. At this stage Bezeq International is unable to estimate the scope of this effect, which depends, inter alia, on the type of resolutions that will be adopted subsequent to the hearing.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Amendment to the Communications Law with respect to filtering of offensive content

In August 2012, the Ministry of Communications amended the ISP licenses (fixed and mobile), adding provisions to the licenses concerning filtering of offensive sites and content, as a supplementary measure to the provisions of the law with regard to this issue. The amendment stipulates that a license holder will be required, inter alia, to inform its subscribers about offensive websites and content which are not suitable for children and teenagers, and to include details of methods for blocking access to such sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

On August 6, 2014 the Ministry of Communications published a hearing on the issue of amending Bezeq International's ITS license (corresponding with the bill discussed by the Economic Affairs Committee). The main points of the amendment are expansion of the existing obligation to inform customers and offer them an opportunity to protect themselves against offensive Internet content and requiring Bezeq International to provide its customers, free of charge, with the most advanced filtering software; solutions that in part are not applicable at this time.

D.	With regard to the decisions of the Ministry of Communications concerning application of the engineering model and setting of the wholesale market prices, see section 1.7.3.

E.	With regard to the Ministry of Communications decisions concerning application of the wholesale market model for the physical infrastructure (SLU) sector, see section 1.7.3.

4.14	Joint venture agreements

On January 18, 2010 Bezeq International signed an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. Under this agreement, Bezeq International will operate as a BT Alliance partner in Israel and will market a range of BT's global IT services and products (such as global data communication networks, MPLS and international access lines).

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.15	Legal proceedings[46]

During its normal course of business, legal claims have been filed against Bezeq International, including motions to certify class actions.

4.15.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	Amount of Claim NIS million
A.	2008	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify it as a class action.	Four claims, which were consolidated to form one suit relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claim that the phone cards provide an average of 50% of the time units indicated to the purchasers of the cards, Bezeq International also deducts call time for time unsuccessfully spent attempting to call someone, contrary to the declaration does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies regarding raising the prices for phone cards. The plaintiffs seek court recognition to file their claim as a class action on behalf of a group that includes anyone who purchased the relevant type of phone cards during the seven years prior to filing the claim and throughout the duration of the proceedings. The plaintiffs also petitioned the court to order Bezeq International to cease its foregoing conduct. In November 2010, the court recognized the motion to certify a class action on the grounds of deception. Nonetheless, the court dismissed part of the causes of action and determined that the deception ended after the purchase of several phone cards. A leave to appeal filed by Bezeq International was denied in September 2012 due to the settlement agreement signed between the other defendants in the proceedings and the plaintiffs.	1,159
B.	December 2011.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish. On March 13, 2016 the Court approved certification of the suit as a class action	Approx. 120
C.	February 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Similar to the foregoing in line A above, the plaintiffs allege that the defendants misled customers who purchased overseas dialing services by means of pre-paid international phone cards, with respect to the number of minutes on the card.	2,700
D.	January 2015	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that the Moreshet content filtering services that Bezeq International provides for its religious and traditional sector customers, for a fee, do not protect users from offensive content and that their exposure to such content caused them harm. It is further claimed that Bezeq International must compensate the customers who purchased content filtering services and who were not offered the basic filtering service which is provided free of charge.	Approximately 65, with the addition of NIS 1,000 for each member of the group, the size of which is unknown.
	December 2015.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.	They claim that Bezeq International charged the listed customers for an overseas dialing plan at "premium prices" that were higher than the agreed price fixed in the communications plan. The plaintiffs contend that Bezeq International exceeded the applicability of the plan, fixed line destinations overseas and defined them as "premium destinations", without basis and by misleading customers.	Not noted.

[46]	For information concerning reporting policies and materiality, see section 1.1

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.16	Goals, business strategy and expected development

Bezeq International set itself the goal of continuing to lead the basic internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.16.1	To continue its leadership in the internet access market with emphasis on further differentiation of Bezeq International based on its network performance and the quality of the customer services it provides.

4.16.2	To intensify and expand its cloud-based solutions.

4.16.3	To strengthen its status as one of the leading ICT players in Israel.

4.16.4	To increase customer satisfaction by strengthening and expanding service openings (automated services, social networks, etc.).

These objectives may not materialize or may materialize in part only, due to regulatory changes that could harm Bezeq International's ability to provide solutions for existing or changing market requirements, and due to all the other risk factors described below.

4.17	Risk Factors

Description of the risk factors deriving from the macro-economic environment, from the unique characteristics of the sector in which Bezeq International operates, and Bezeq International's company specific risk factors:

4.17.1	Changes in currency exchange rates

The primary currency in which Bezeq International operates is the NIS. Most of Bezeq International's revenues are from customers in Israel (although Bezeq International also provides services to customers worldwide and charges them in foreign currency, primarily the USD). On the other hand Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in USD. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. As there isn't a big gap between the currency linked income and expenses, exposure to this risk is not material. To protect itself against currency exposure, for specific material transactions, Bezeq International engages in hedging transactions and purchases other financial instruments.

4.17.2	Competition

For information concerning the effect of competition on Bezeq International's businesses, see section 4.6.

4.17.3	Frequent technological developments and infrastructure investments

Bezeq International's operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International's products (such as WhatsApp and Skype) is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure. See section 4.9.

4.17.4	Government supervision and regulation

For information relating to the application of the provisions of the law and licensing policies and their effect on Bezeq International, see section 4.13. Certain regulatory changes applicable to Bezeq International could have an adverse effect on its results and operations.

4.17.5	Legal proceedings

Bezeq International is party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums which, in the opinion of its legal counsel, could require the use of Bezeq International's financial resources. A provision has been made in the financial statements of Bezeq International and the Company for such proceedings. For information concerning legal proceedings to which Bezeq International is a party, see section 4.15.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.17.6	Failure of Bezeq International's systems and cyber attacks

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether due to various technical failures or force majeure, or deliberate damage by external elements (physical or virtual - by cyber-attacks) significant difficulties may be caused to the provision of its services.

4.17.7	Difficult labor relations

Bezeq International has a collective agreement with the New General Federation of Workers and with the employees' committee which applies to most of its employees. Implementation of the collective agreement could impact Bezeq International's ongoing operations.

The table below demonstrates the effects of the foregoing risk factors on Bezeq International's operations, as assessed by its management. It should be noted that Bezeq International's assessments with regard to the extent of the effect of a risk factor reflect the extent of effect of such risk factor, based on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk47.

Summary of risk factors - international telecommunications, internet and NEP services

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in currency exchange rates			X
Sector-specific Risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
System failure and cyber attacks		X
Labor relations			X

The information contained in section 4.17 and Bezeq International's assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Bezeq International's assessments regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

[47]	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.	DBS – Multi-channel television

Since June 24, 2015 DBS is a wholly owned subsidiary of the Company, following completion of the acquisition transaction of DBS by Eurocom DBS. In this matter, see also Section 1.1.2.

5.1	General information about the segment of operation

DBS, also known by its trade name YES, provides multi-channel television broadcast services via satellite, as well as other services to subscribers in Israel and the Administered Territories.

DBS is the only company currently holding licenses (which are not exclusive) for multi-channel satellite television broadcasting.

5.1.1	Structure and changes in segment of operations

A.	There are to date two broadcasting licensees in the multi-channel television broadcasting sector, DBS and HOT of HOT Group that provides cable television services to subscribers, and has a pronounced monopoly under the Antitrust Law in the multi-channel television broadcasting sector ("the Broadcasting Sector"). Cellcom Group's Cellcom also operates in the multi-channel television sector, providing television services via the internet that enables, either by using a special streamer or application, viewing VOD content and a few linear channels (including the DTT content).

For information pertaining to additional communication services provided by HOT Group and by Cellcom, see section 1.7.1. For information regarding Cellcom's services see paragraph C below.

B.	Second Authority for Television and Radio (the "Second Authority") operates a digital terrestrial television broadcasting system (DTT, known as Idan Plus) through which certain channels are broadcast to the public, free of charge. As at reporting date it broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99). The DTT operator may broadcast additional channels including radio channels, Educational TV Channel and subject-based and niche channels. The channels are broadcast for a broadcasting fee; however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and niche channels.

The subject-based channels may, under the Law, finance their broadcasts by charging a subscription fee in addition to the alternative of financing through commercials. The Ministers of Communications and Finance may appoint a private entity for operating the DTT system, in place of the Second Authority.

As at reporting date, the DTT is a partially alternative product to the multi-channel television broadcasts.

DBS believes that an increase in the number or range of channels broadcast via DTT, as well as the possibility of a private entity operating the DTT system, could increase the DTT alternatives to DBS's services, and may therefore have a material detrimental effect on DBS's results.

This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the present version of the regulations and DBS's assessment with regard to its application. This assessment may not materialize or may materialize differently than expected, inter alia, depending on the channels that will be included in DTT, the regulatory decisions under the law and applicable regulatory restrictions, and the system and channels it will include.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	The increase in the bandwidths of communication infrastructures in Israel, together with technological developments enabling the transmission of video content (including channels) via the internet, cellular networks and other infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content.

1.	Transmission of video content over additional communication infrastructures – this development has led to an increase in the number and range of video content accessible to the public (whether with or pirated without authorization from the holders of title to the content[48] via the various communication infrastructures[49], and to a change in the format in which downloaded content is used for streaming. Viewing the content is by means of various items of terminal equipment, among them computers, televisions, tablets, and mobile phones. This trend allows diverse video content to be provided without the need for establishing specific network infrastructure (including by international entities) and as at reporting date, this is also not under regulatory supervision.

As at reporting date, there are additional providers (other than Cellcom) that enable VOD viewing via the internet, such as AppleTV and Netflix (which offer, at this stage, content that does not have Hebrew translation). To the best of DBS knowledge, other entities are considering launching similar services.

The establishment and development of such services could substantially affect competition among multi-channel television providers and this effect could intensify if providing of such content continues without regulatory supervision (regarding possible regulation of the transmission of such video content, see section 5.17.12).

2.	DBS's services over the internet - DBS provides VOD services via the internet (see section 5.2) as well as its yesGO service (see sections 5.4 and 5.17.5).

For information regarding regulation of broadcasts via new broadcasting technologies, see section 5.17.12.

5.1.2	Legislation, restrictions and special constraints in the segment of operations

Operations in the broadcasting sector are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. Broadcasting operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcast and price controls.

As at reporting date, providing multi-channel television services by non-licensed broadcasters is not subject to the foregoing supervision.

In September 2014 the Prime Minister and Minister of Communications appointed an advisory committee ("Filber Committee") with regard to regulation of the broadcasting and content sector in order to formulate recommendations regarding regulation, including applicability on new players and formulating legislative amendments. This, in view of the substantial proceeds recognized by the Ministry of Communications leading to consolidation of content consumption platforms and requiring regulatory adjustments.

On February 3, 2016 the Filber Committee submitted its interim recommendations which include, among other things, applicability of broad regulatory duties (including the duty to invest in and present original productions) and soft regulation (that includes the duty to mark and classify content and restrictions on marketing content) for major providers that are defined as audio-visual service providers whose market share exceeds 20% of the television provider market revenues (and so long as the market share is no less than 15%), and applicability of soft regulation only for non-major audio visual providers.

The Committee also intends reviewing relief of regulation applicable to the broadcasting segment with regard to basic bundles and narrow bundles, regulating launching and removing of channels, broadcasting dates and times and broadcasts in various languages, as well as regarding the Council's rules relating to original productions, relief regarding the length of series, production adequacy and premier broadcasting duties.

[48]	DBS is a shareholder of Zira Ltd., which acts to prevent infringement of video content copyrights over the Internet.
[49]	Also see section 2.6.5B.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The Committee further recommended that a gradual four year plan be drafted regarding investments in high-end original productions, according to which, among other things, such investment duty will apply to DBS and HOT in an amount that will not fall below 4% in the first year for implementing the recommendations and to 3% in the fourth year (for further information regarding the duty of investment in original productions see section 5.17.4).

All the entities interested were invited to submit their responses to the Committee's recommendations by February 24, 2016. In February 2016, DBS submitted its response to the interim conclusions.

5.1.3	Changes in the segment's volume of operations and profitability

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.5.4D.

5.1.4	Technological developments that may have material effect on the area of operations

For information concerning broadcasting of video content over communications infrastructure, see section 5.1.1C.

5.1.5	Critical success factors in the segment of operations and changes occurring in it

DBS regards the following factors as critical to the success of its operations:

A.	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

B.	Provision of television services while using advanced technologies such as personal television services, and in particular, PVR set top boxes and VOD services (see section 5.2), as well as HOT services.

C.	Access to content via the internet for viewing over various terminal devices (with regard to yesGo services, see section 5.4)

D.	Offering communication service bundles that including television and other services such as telephony and internet (see section 5.17.11).

E.	High level of customer service.

F.	Brand strength and its identification with quality, innovation and industry-leading content and services.

G.	Price

5.1.6	Main entry and exit barriers for the segment of operation

The main entry barriers are: (a) the need for broadcasting licenses; (b) the investments required of carriers in the sector, including for acquisition and production of content, and in the broadcasting sector for setting up special infrastructures; (c) the limited volume and the characteristics of the Israeli market; (d) television sector saturation.

In recent years, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT, see section 5.1.1B) and of technological developments enabling transfer of video content over existing communication infrastructures, which at reporting date are not under regulatory supervision (see section 5.1.1C) and therefore there are unlicensed players operating in the television sector.

The main exit barriers are: (a) with regard to licensed broadcasters there are regulatory barriers – termination of operations under the Broadcasting License depends on a decision of the Minister of Communications to cancel the license prior to the end of the license term, under the conditions set out in the license, including arrangements (which could be imposed on the licensee) for ensuring the continuation of broadcasts and services and minimization of harm to subscribers; (b) long-term contracts with important suppliers, and with entities which granted DBS long-term loans and subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.1.7	Alternatives for products in the sector and changes therein

With regard to multi-channel television broadcasts, DBS considers the following services as the main alternatives to it products:

A.	A variety of terrestrial channels broadcast to the Israeli public free of charge (for information regarding the DTT system, see section 5.1.1B). In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

B.	Access to video content via various infrastructures, including the internet and cellular networks (for further information see section 5.1.1C).

5.1.8	Structure of competition in the sector and changes therein

Following its entry into the sector, in December 2014, the competition in the multi-channel television sector also included, other than the competition among the licensed broadcasters, Cellcom that provides Cellcom TV services.

The penetration rates of DBS and HOT are estimated by DBS to be approximately 62% of households in Israel50. DBS believes that its chances of penetrating an additional material segment are not high for the reason that most of the remaining households are not potential customers for DBS and HOT, and the available alternative services to their services. To the best of DBS's knowledge, there has not been material change in the overall number of subscribers of DBS and HOT in recent years, mainly due to the strengthening of alternative products, however over the past year there has been a moderate increase in DBS's share of this market. An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers following the natural growth in the number of households. The broadcasting sector is characterized by fierce competition, which requires an investment of substantial resources to retain existing subscribers and recruit new ones. In addition to Cellcom entering the sector, in 2015 competition also increased due to the increasing use of pirated broadcasts.

For further information regarding competition in the segment, see section 5.7.

5.2	Products and Services

5.2.1	Broadcasts

DBS’s broadcasts provide its subscribers with a wide variety of channels: there are approximately 150 video channels (including several pay per view (PPV) channels and more than 20 are HD (High Definition) channels), in addition to radio, music and interactive services.

Under the terms of DBS's broadcasting license and the Council's decisions, these broadcasts include a basic package or one of the base packages that every subscriber is required to purchase (the maximum price for the basic package is supervised by the Ministry of Communications), as well as additional user selectable channels, either as packages or as individual channels, and PPV channels.

5.2.2	Advanced services

DBS markets PVR set top boxes which interface with DBS’s electronic broadcasting schedule and enable receipt of exclusive services, including advance booking of recordings, recording of series and pausing of live broadcasts.

DBS provides HD broadcasts which can be received through HD Zapper set top boxes. These broadcasts allow superior quality viewing.

DBS also markets HDPVR set top boxes that enable HD broadcasts and PVR services. In addition, these set top boxes also enable MultiRoom service through which, via a home network, content recorded on such set top boxes can also be viewed through other (HD Zapper or HDPVR) set top boxes in the subscriber's home.

[50]	DBS's assessment of the broadcasting market penetration rates is based on the total number of DBS and HOT subscribers (according to HOT's reports), divided by the total number of households in Israel according to Central Bureau of Statistics data for 2014. DBS has no official data regarding Cellcom's penetration rate as at 31.12.2015.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The majority of DBS subscribers use advanced set top boxes (HDPVR, PVR or HD Zapper). DBS believes that an increase in the number of subscribers using PVR set top boxes will contribute to increasing its revenues from these subscribers and to retaining them as subscribers; however this requires material financial investment.

For marketing methods of these set top boxes see section 5.9.2.

DBS also operates its yesGo service, allowing subscribers to view the channels included under this service that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs)

5.2.3	VOD services

DBS provides VOD services for its subscribers via the internet, allowing user selectable content viewing. These services are provided for a service subscription fee, with additional charge for some of the content. Connecting to a service requires, among other things, certain types of set top boxes. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available band width at subscribers' homes and significant increase in use of advanced set top boxes. Regarding the issue of regulating DBS's VOD services, see section 5.17.12 below.

5.3	Revenue of products and services

Following is a table containing a breakdown of DBS’ revenues (in NIS millions):

	2015		2014		2013
Revenue from broadcasts and multi-channel television services to subscribers	1,774		1,708		1,617
Percentage of revenue	99	%*	99	%*	99	%*

*	The revenues balance is mainly due to payments from channels for broadcasting by DBS.

5.4	New products

In the reporting year, DBS launched its state-of-the-art HDPVR converter known as yesQuattro that allows recording of up to 4 channels simultaneously, in addition to the channel being viewed, has enlarged recording volume and allows automatic recording of prime time content (6:00 PM to midnight) on two channels that the subscriber can select, for seven days (known as PrimeTime service).

5.5	Trade receivables

The overwhelming majority of DBS's subscribers are private customers. DBS usually engages with its subscribers in subscriber agreements which regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the subscriber agreement was approved by the Council and the Standard Contracts Tribunal. (This approval has expired). The Council has several applications from DBS to amend the subscriber agreement, which have not yet been agreed.

5.6	Marketing and Distribution

5.6.1	Marketing of DBS services is by way of publication in the various media. DBS sales to new subscribers are carried out via two key distribution channels (some by DBS employees and some by external resellers.

A.	Sales representatives working to recruit subscribers.

B.	Call centers that receive telephone inquiries from people interested in joining DBS services, as well as telemarketing campaigns to potential subscribers.

5.6.2	DBS's sales to existing subscribers are carried out through call centers operated by its employees.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.7	Competition

5.7.1	Competitors in the market

DBS’s main competitor is HOT, which also provides multi-channel television services to subscribers, under a broadcasting license. Cellcom also operates in the market, as well as other services provided via the internet such as Netflix and pirated services (see section 5.1.1).

Breakdown of DBS and HOT subscriber numbers and market shares51 to the best of its knowledge, at December 31, 2013, 2014 and 2015*.

2015		2014		2013
Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share	Subscribers (in thousands)	Market share
635	44%	630	42%	600	40%

*	The number of subscribers is approximate and the market share is rounded. Subscriber – one household or small business customer. In the case of business customers who have more than a minimum number of set top boxes (such as hotels, kibbutz or gym), the number of subscribers are standardized.

5.7.2	Nature of competition today

Broadcasting competition focuses on broadcasting content, and price and quality of services, as well as offering additional services, such as HD and VOD services, and advanced set top boxes, as a result of the demand for advanced and personalized television broadcasting (allowing customers to select what content and when to view it).

Competition also involves offering additional communication services together with video content (for information regarding service bundles offered by HOT and Cellcom groups see section 1.7.1).

5.7.3	Positive and negative factors of the competition

A.	DBS's management estimates that DBS has competitive advantages, the main ones being:

1.	Using the most cutting-edge technology worldwide for providing its services.

2.	The quality and variety of content DBS broadcasts to its subscribers.

3.	The level, quality and availability of DBS’s customer service.

4.	Fostering and promoting the YES brand as a preferred, popular brand with a high level of loyalty.

B.	However, DBS’s competitive operations suffer from inferiority or from adverse factors in a number of areas, the main ones being:

1.	Inferiority of infrastructure – DBS's infrastructure is inferior because the satellite infrastructure does not enable bidirectional communication; it does not enable the provision of VOD services and does not enable the transmission of telephony and internet services, in contrast to the infrastructure of HOT which enables the supply of these services.

2.	Regulatory restrictions -

For information regarding restrictions on marketing joint service bundles see section 5.17.11 below.

For information regarding restrictions under the Commissioner's conditions for a merger see section 1.1.2 above.

[51]	The assessment of DBS's market share in 2013 – 2015 is based on the total number of DBS and HOT subscribers (according to HOT's reports). Market shares are measured with regard to the broadcasting sector only (and do not include non-licensed players)

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The establishment of the wholesale market reform as set out in section 1.7.3 does not allow DBS to purchase services from the Company according to which, particularly if the wholesale market reform will include telephony services, could ease the entry and establishment of new players.

3.	Space segments - the use of space segments involves heavy expenses. Regarding the restriction on its ability to expand its supply of broadcasts see section 5.8.

4.	For information regarding the transmission of video content via additional communication infrastructures without regulatory supervision - see section 5.1.1C.

5.7.4	Main methods for coping with competition

Below are the main methods used by DBS for dealing with competition in the broadcasting sector:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and diverse content, creating differentiation of its content;

B.	Service – DBS places an emphasis on its customer service;

C.	Technology – DBS invests in expanding its technological capacities by focusing on providing innovative and advanced services, such as HD services and personalized television broadcasts.

D.	Branding – cultivation, promotion and differentiation of the YES brand;

5.8	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments uses, its compression capability and the bandwidth required for transmission of each types channel. As at the reporting date, DBS uses almost all the space segments at its disposal, consequently any increase in the number of channels it broadcasts, particularly of HD channels (which require greater bandwidth) would require additional space segments or improving its compression software. DBS obtains the space segments from a company that is wholly controlled by the Company (see section 5.18.1).

5.9	Property, plant and equipment

Below are the main components of DBS's property, plant and equipment:

5.9.1	Land

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from one to 8.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in its subscribers' homes, including set top boxes enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. Some set top boxes are rented to subscribers for a fixed rental that is paid throughout the broadcast reception period, and others are lent to subscribers (some of those on loan require a deposit which is amortized over the subscription period)52. DBS discounts the end equipment installation costs as part of its property, plant and equipment.

[52]	A negligible number of decoders is sold to subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

During the reporting period, DBS purchased set top boxes from two suppliers under framework agreements. HDPVR set top boxes, in a total amount of NIS 51 million, were purchased from Advanced Digital Broadcast S.A. ("ADB"), the decoder manufacturer, and Eurocom Digital Communications Ltd. ("Eurocom Digital Communications"), the importer that also provides product warranty for the set top boxes which ADB undertook under the agreement. Eurocom Digital Communications is controlled (indirectly) by Shaul Elovitch, the controlling shareholder of the Company (the "ADB Agreement"). HD Zapper set top boxes, in a total amount of NIS 31 million, were purchased from Altech and another supplier, which at reporting date no longer supplies set top boxes to DBS. DBS may become dependent upon these suppliers53.

5.9.3	Broadcasting equipment and computer and communications systems

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center close to Re'em Junction from where it transmits its broadcasts. The broadcasting centers operate reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option).

5.9.4	Operating and encryption systems

In the reporting year, DBS acquired from NDS Limited ("NDS") development, licensing, assimilation, maintenance and warranty services with regard to the operating systems of the broadcasting system and the set top boxes, and the hardware related to these services, including those connected to the encoding of DBS services, and viewing cards that allow the foregoing encoded content to be viewed.

Since January 2016 DBS purchases these services and products from Cisco Group companies ("Cisco'"), which is an affiliate of NDS, and this under an agreement signed between Cisco and DBS which has replaced the engagement with NDS. According the the agreement between Cisco and DBS, Cisco provides DBS with similar services to those provided by NDS, and provides products connected with the relevant systems and provides DBS with various licenses required for operating the systems and set top boxes.

For these services and products DBS pays Cisco one-time payments and periodic payments part of which are in a fixed amount and part are based on the number of active set top boxes of each type, and the ratio of part of the payments is fixed in the agreement as minimum annual amounts. The term of the agreement with Cisco is until December 2020 (with an automatic extension mechanism, unless one of the parties decides to end the agreement, subject to prior notice period as set in the Cisco agreement.

DBS is dependent upon the regular supply of these services and products, including integration of the various set top boxes that DBS uses for the operating system.

In 2015 DBS payments to NDS amounted to NIS 27 million.

5.9.5	Computerized billing system

DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this regard, DBS engaged in a set of agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (together - “NetCracker”), under which NetCracker granted DBS a non-exclusive license for using the system, and it undertook to provide DBS with maintenance services as set out in the agreements, and the ordering of services is done under project agreements that are signed from time to time. In return for NetCracker's products and services, DBS undertook to pay consideration comprising, inter alia, variable system user license fees depending on the number of subscribers, and variable costs for training, software upgrading, and maintenance and support services for operating the system.

[53]	Replacing a supplier with another supplier does not involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the DBS broadcasting and transmission systems (which is also dependent on these service providers, Cisco - see section 5.9.4), which could, in the event of the termination of the engagement at short notice, cause DBS loss of revenues.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

DBS is dependent upon NetCracker's system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced. As at reporting date the current project agreement for services and technical support is until the end of 2016 when DBS intends to sign another project agreement.

In 2015 DBS payments to NetCracker amounted to NIS 10 million.

5.10	Intangible assets

5.10.1	Licenses

D.B.S. owns the following key licenses:

A.	Broadcasting license valid through January 2017[54] – this license is material to DBS’s operations and is the main regulatory permit for its operations (for the conditions of this license, see section 5.17 below). DBS applied to the Ministry of Communications in July 2015 for an extension of the broadcasting license for a further 6 years and to the best of its knowledge, this application is under review.

B.	A satellite television license for broadcasting in the Administered Territories, valid through December 2016, the terms of which are similar to those of DBS’s main broadcasting license, and DBS broadcasts to the Administered Territories under this license[55].

C.	License to perform uplink operations (transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and implementation of set and ancillary operation activities), which is valid until January 2017 or until the end of DBS’s broadcast license, whichever is the earlier. This license is essential for DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to the subscribers' homes[56].

5.10.2	Trademarks

DBS owns registered trademarks with the main ones designed to protect its trade name (YES).

5.11	Broadcasting rights

5.11.1	DBS has the broadcasting rights of two types of video content.

Content purchased from third parties, including content and channels, that own the broadcasting rights thereto;

Content which DBS invests in producing (in full or in part), and in addition to the actual right to include the content in its broadcasts, DBS generally also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations to use the rights and share the revenues stemming from additional use of the content, in addition to DBS broadcasting thereof

The broadcasting and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, and for secondary broadcasting included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984. Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media, and in amounts that DBS estimates are not expected to be material.

[54]	At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.
[55]	DBS applied to the head of Civil Administration in the Judea and Samaria area to extend this license for a further 6 years and received a response in November 2015 according to which the Ministry will act to extend it only once the DBS's general broadcasting license in Israel has been extended.
[56]	DBS applied in July 2015 to extend the uplink license for a further six years and to the best of its knowledge this application is under review.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

This estimate by DBS is a forward-looking statement, based among other things on estimates by DBS, including regarding the amount of use of the content and the positions of the various organizations, and should any of them change, this estimate may change accordingly.

5.11.2	Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels by these providers.

In 2015, DBS paid for the purchase of broadcasting rights a total amount of NIS 189 million.

5.12	Human Capital

5.12.1	Organizational structure

DBS is made up of departments, each headed by a VP, who are members of DBS management.

(*) The Internal Auditor is not an employee of DBS.

5.12.2	DBS personnel by division

	Number of Employees
Division	At Dec 31, 2015	At Dec 31, 2014
Marketing	37	36
Customer Service	1,169	1,227
Content Division	40	64
Engineering	118	106
Finance and Operations	115	106
Human Resources	60	59
Regulation and Legal Management	11	10
Technologies and Information	141	141
Management and Spokesperson	7	5
Sales	286	291
Total	1,984	2,042

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.12.3	Employee compensation schemes

DBS customarily awards its officers and managers, as well as some of its employees, annual bonuses based on attaining goals and performance assessment.

5.12.4	Benefits and employment agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law. DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

5.12.5	Labor union

On February 18, 2015 DBS received notice from the New Labor Federation (“the Histadrut”) that more than one third of DBS employees had joined the Histadrut. On February 24, 2015, after reviewing the enrollment forms that DBS received from the Histadrut, DBS confirmed the Histadrut's notice and recognized it as the representative workers union of DBS and as at reporting date the parties are conducting negotiations to reach a collective agreement.

5.13	Trade payables

For a description of the engagement with Spacecom, see sections 5.8 and 5.18.1.

For a description of the agreements with the decoder suppliers, see section 5.9.2

For a description of the agreement with NDS and the engagement with Cisco, see section 5.9.4.

For a description of the agreement with NetCracker, see Section 5.9.5.

With respect to the purchase of the broadcasting rights to local sports channels, see section 5.11.2.

5.14	Working capital:

The working capital in DBS financial statements for 2015 are made up as follows: current assets such as cash and cash equivalents, short term bank deposits, other receivables, amounting to a total of NIS 319 million; current liabilities such as: borrowings from banks and current maturities of debentures, trade payables, other payables and provisions, amounting to a total of NIS 903 million.

5.15	Financing

5.15.1	Average interest rate on loans

Source of financing		Amount at December 31, 2015 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
	Banking sources	64	NIS	3.45%	3.48%
Long-term loans	Non-bank (1)	1,210	CPI-linked NIS	6.2%	6.93%
	Shareholder loans(2)	4,567	CPI-linked NIS	6.1%	6.2%

(1)	The non-banking credit, which is valid until December 31, 2015, is made up of debentures (see section 5.15.3).

(2)	Loans provided to DBS by its shareholders are linked to the CPI and are divided into three types: A. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%; Also see section 5.18.4.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.15.2	Bank financing

A.	In the reporting year DBS was party to a financing agreement with a consortium of banks which was renewed in July 2012 (respectively: "the Financing Agreement" and "the Banks"). According to the Financing Agreement, DBS received an on-going credit facility until the end of 2015 DBS in the amount of NIS 170 million, and a hedge facility of USD 10 million. According to the Financing Agreement in each quarter DBS is required to comply with EBITDA/debt ratio and (E-C)/maximum debt ratio criteria as set out in the Financing Agreement. As at December 31, 2015 DBS is in compliance with these covenants. On December 31, 2015 the Banks approved the repayment of the entire unpaid balance of the borrowings provided by the Banks under the Financing Agreement and on December 31, 2015 the Financing Agreement was terminated as well as all of DBS's liabilities thereunder towards the Banks, and accordingly, all the liens charged in favor of the Banks were canceled.

As at the reporting date, some of the Banks extended to DBS lines of credit and unsecured guarantees.

B.	In December 2014 DBS engaged in an agreement for bank borrowings ("the Loan Agreement") that is unsecured, in the amount of NIS 75 million, bearing fixed annual interest of 3.4%. The foregoing bank borrowings were extended for a period of five and a half years (until June 2020) and were repaid and will be repaid (principal and interest) in 11 consecutive semi-annual installments commencing June 2015.

The Loan Agreement provides grounds for calling for immediate repayment, including various violations of the Loan Agreement, dissolution procedures and receivership against DBS, cancellation or suspension of the broadcasting license, unauthorized change of control, material violation of material agreements defined in the Loan Agreement and calling for immediate repayment of amount due from DBS to debenture holders, other banks or financial institutions. In December 2015 an amendment to the Loan Agreement was signed, under which certain provisions in the Loan Agreement were amended or rescinded, including cancellation of DBS obligation to comply with financial covenants and restrictions applicable to dividends and DBS repayment of shareholders loans.

5.15.3	Institutional financing

A.	DBS has two debenture series issued to institutional investors and that were listed under the TACT institutional system at the TASE. A debenture series issued in 2007 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee A" and "Deed of Trust A", respectively) and its expansion in April 2014 ("Debentures (Series A)") and a debenture series issued in 2010 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee B" and "Deed of Trust B", respectively) that was expanded in 2011, 2012, 2013, 2014 and in April and May 2015 ("Debentures (Series B)").

Under Deed of Trust A, DBS created a first degree floating charge, unlimited in amount, in favor of Trustee A on all the company's assets (other than exceptions due to the provisions of the Communications Law), that contain a condition restricting the creation of additional charges (subject to exceptions set out in Deed of Trust A and the Deed of Pledge), and (subject to exceptions provided by the Communications Law) a first degree fixed charge, unlimited in amount, over the rights and assets of the company, including its rights under material agreements to which it is party, its unissued registered capital, its goodwill, certain intellectual property rights and insurance rights to which it is entitled under the insurance policy taken out for it.

Under Deed of Trust A DBS may record, in favor of holders of other debentures that it may issue, first degree liens and/or add them to liens in favor of Trustee A, without requiring the consent of Trustee A.

Deed of Trust A and Deed of Trust Bee set out usual events (such as insolvency proceedings, violation, exercise of liens on most of the company's assets and others) that, should they occur, following a warning period and under terms that were set in each Deed, establish the right to call for the immediate repayment of the debentures, subject to the provisions of the Deed of Trust, and the right to call for immediate repayment in the event of calling for immediate repayment of another DBS debenture series, if the outstanding balance exceeds the amount fixed in the Deed of Trust.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

For further particulars relating to the debentures, see Note 12.4 to the financial statements.

B.	In September 2015 Bezeq signed a deed of guarantee to meet DBS's liabilities in favor of the holders of Debentures (Series B), against reducing the interest rate on Debentures (Series B), and cancellation of collateral (which were similar to those recorded in favor of Trustee A) and various provisions of Deed of Trust B, and all in accordance with the terms set in Deed of Trust B. For further information, see Note 12.4 to the 2015 financial statements.

C.	Until December 2015 DBS was party to a debenture dated May 2012 signed between DBS and several institutional investors providing it with a loan ("Debenture 2012"). On December 20, 2015 DBS made early redemption of the full outstanding balance of the loan provided under Debenture 2012, with a loan extended to it at that time by the Company (see section 5.15.4).

5.15.4	Loan from the Company

In December 2015 the Company provided DBS with a loan in the amount of NIS 323 million, bearing fixed annual interest of 3.6% (but no less than the minimum interest rate under section 3(J) of the Income Tax Ordinance [New Version] (for further information in this regard see section 2.13.8).

5.15.5	S&P Maalot ratings for DBS and its debentures

In October 2015 S&P Maalot announced that is was upgrading DBS rating (by making it equivalent to the rating of the Company following the Company's acquisition of all DBS shares), so that DBS is rated ilAA (stable) (issuer rating), and the stable outlook is based on the rating outlook of the Company. The debentures issued by DBS are rated by S&P Maalot as ilAA.

5.15.6	Credit facilities (in NIS millions)

Credit facility	Used as at Dec. 31, 2015	Used as at Dec. 31, 2014
0	0	4

5.15.7	Estimate regarding the need to raise sources of financing in 2016

According to the payment schedule for DBS's debentures, in 2016 DBS is expected to repay approximately NIS 458 million on account of principal and interest of its loans.

DBS finances its operations mainly from cash flows from ongoing operations and by raising debt.

The management of DBS believes that the financial resources available to it, including among other things receiving loans from the Company, will be sufficient for its operating needs in the coming year based on the projected cash flow approved by DBS’s board of directors.

5.16	Taxation

DBS has losses for tax purposes and deductions for inflation carried forward to the next year and recognized in the statements of financial position in the amount of NIS 5.4 billion.

In December 2015 DBS received a stage A tax assessment for 2010 - 2011 (not part of an agreement), the main issue being non recognition of financing expenses recorded by DBS pertaining to shareholder loans. DBS intends submitting an objection against the assessment. This, further to the dispute between the Company and the tax assessor regarding financing income accrued on the shareholders loans provided by the Company to DBS (see Note 6 to the 2015 financial statements).

As part of the explanations regarding the assessment issued for DBS, it is noted that the assessment was issued as a precaution and without prejudice to the claims in the orders issued to the DBS shareholders, inter alia, since it has not been proven to the assessing officer that DBS is expected to pay these expenses. The assessment explanations also note that the shareholders of DBS did not report the financing income and even conducted a test, among other things, for impairment and this in view of their opinion that DBS cannot even repay the principal of the loan it received. The assessing officer noted that he was reserving the right to add further arguments also due to DBS and the Company's intention to merge.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The significance of issuing this assessment to D B S, as the Company understands, is as follows:

1.	The Company believes that the assessment was issued because the tax returns filed by DBS were about to be considered as final on December 31, 2015, as the overall issue is currently under discussion between the Company and the assessing officer.

2.	This is not a new issue, rather the implication on DBS tax returns of the dispute between the Company and the assessing officer that was reported in the Note, and for which the Company has set aside an appropriate provision, based on the Company's estimates.

In view of the Company's acquisition of DBS's entire share capital and due to the possible merger between the companies in the future, discussions are currently being held between the Company and the assessing officers for an agreed upon and comprehensive solution of the issue, which is liable to impact the tax returns of the Company and of DBS, respectively.

5.17	Restrictions on and supervision of the company

5.17.1	General

DBS’s operations are regulated by and subject to an extensive system of laws that apply to the area of broadcasting, including primary legislation (and specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative directives and Council decisions.

Additionally, DBS's operations are subject to the provisions of its licenses, and particularly the broadcasting license.

5.17.2	Eligibility requirements for satellite broadcasts licensee, cross-ownership restrictions

The regulations of the satellite broadcasting license place various restrictions on a licensee, including eligibility requirements that relate to the holdings of the owner of the license and the interested parties, directly and indirectly, in the licensees under the Law of the Second Authority and the owners of daily newspapers.

5.17.3	Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of subscribers join special campaigns offering DBS services, including various content combination packages, related services, as well as the receipt and installation of terminal equipment at prices below the listed price.

The vast majority of subscribers join special offers, which offer the services of DBS, including different combinations of content packages, related services, as well as the receiving and installation of terminal equipment at prices which below the listed price for all components of the special offer and they appear in the DBS price list. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set. Furthermore, under section 2K(2) of the Communications Law, the Minister may set the price for the basic package. For details of the basic package see section 5.1.4.

In December 2015 the Council issued a hearing document regarding setting of a price policy and applicability of transparency provisions ("Hearing Document"), addressing the multi-channel television market, including DBS.

Prior to issuing the Hearing Document the Council chairperson decided not to permit DBS, at this stage, to raise the price for its VOD services, out of apparent concerns of hidden discrimination in the appendices. At the same time, the Council chairperson also decided not to approve the various price hikes announced by HOT.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

The Hearing Document states, among other things, that based on the economic test conducted by the Council, the Council assumes that the current price structure in the multi-channel television market significantly harms competition and allegedly also raises concerns of discrimination and misrepresentation. Therefore, the Council initiated a hearing regarding its intention to prescribe comprehensive policies regarding prices in the multi-channel television market that will be based on various recommendations brought before the Council, including the recommendation to deny the option of raising the price of the current campaign within the period of the campaign; to provide that new campaigns will apply for subscribers for a limited period of 4 months only; to prohibit offering preferential prices to subscribers who threaten deserting or who are in the stages of disconnecting; to establish a prohibition on discrimination between campaigns and tracks offered at any given time; and to explore the option of canceling price gaps between existing customers unrelated to the date on which they joined and the track that they chose, as well as to define a standard uniform price for these subscribers.

A.	The Hearing Document also states that a recommendation was brought before the Council that if the reform and setting of a price policy will not achieve, within a reasonable time from a date set, the required objectives (as set out in the Hearing Document - significant improvement in transparency and simplifying the customers' ability to compare prices and the scope of the competitiveness), a more thorough investigation will examine applying price controls on the multi-channel television companies.

B.	The Hearing Document further states that in view of the economic study presented before the Council, and with special attention to the significance of the principle of transparency, the Council decided that it should order the duty of disclosure of all the price lists and campaigns of the companies in the multi-channel television market, by amending the licenses of the companies so that they will be required to publish on their websites all the campaigns offered at this time and thereafter, to all of the customers of the companies.

C.	Furthermore, the Hearing Document also notes that the Council decided that at this stage, and temporarily until the end of the hearing proceedings, it will put a freeze on price hikes in the multi-channel television market and will not allow companies to offer new campaigns (this decision regarding a temporary freeze was canceled in February 2016, also due to HOT and DBS undertaking to publish new campaigns).

D.	At the end of the Hearing Document, anyone wishing to, is invited to present their position with regard to the issues noted in the Hearing Document and in February 2016 DBS filed its response to the Hearing Document accordingly.

E.	If at the end of the Hearing proceedings the Council makes the decision under consideration, this could have a substantial adverse effect on DBS's revenues. This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the decision under consideration and DBS's assessment with regard to its application. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the actual decision that will be made and the method of costing that will be approved.

5.17.4	Obligation to invest in local productions

Under the provisions of the broadcasting license and the Council's decisions, in 2015 DBS was is required invest an amount no less than 8% of its revenue from subscription fees57 in local productions, and according to the communications regulations and the decisions of the Council, DBS is required to invest different amounts of these investments in various genres of local productions. In 2015 DBS also supplemented investment shortfalls set by the Council for certain genres. The obligation to invest in local productions in 2016 remains at 8%, as aforesaid. In November 2015 the Council decided that the rate of the duty to invest in local production applicable for 2017 onwards will increase to 9%, so long as the Council does not order otherwise and so long as there is no decline in DBS's revenues or the number of its subscribers, at a rate and in a manner that are prescribed in the wording to be determined in the decision.

[57]	Including DBS revenues from terminal equipment and installation, and pursuant to the Council's decision, also from VOD services.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.17.5	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of channels set out in the law to use its infrastructures to transmit broadcasts to its subscribers, and this in exchange for payment ("Transmission Fee") to be determined in the agreement, and lacking agreement - in exchange for a payment to be determined by the Minister, after consulting with the Council.

Pursuant to the amendment to the Communications Law in 2010, niche channels are exempt from fees other than to HOT and DBS.

5.17.6	Content of the broadcasts and obligations with respect to subscription

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcast by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions.

The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

5.17.7	Exit penalty restrictions

See section 1.7.4C.

5.17.8	Ownership of broadcast channels

Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) DBS is restricted under the Communications Law regarding ownership of news broadcast productions, however under the Communications Law (Telecommunications and Broadcasts) (Amendment No.59 and Temporary Order), 2014 and the Council's decision of March 2014, DBS broadcasts domestic news since April 2014. The Temporary Order was given for two years as of April 2014.

5.17.9	General provisions regarding the broadcasting license

The Minister and the Council have parallel authority to amend the broadcasting license. The Minister was authorized to cancel or postpone the broadcasting license for causes set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the assets of the broadcasting license. The broadcasting license requires receipt of the approval of the Minister for specific changes in the holding of the means of control in DBS and imposes a reporting requirement regarding the holders of the means of control; hurting competition by way of an agreement, arrangement or understanding with a third party in terms of provision of broadcasts and services is prohibited, unless approved in advance and in writing by the Council; the obligation to file reports to the Ministry of Communications was defined as well as conditions regarding the regulation of the activity of the licenses; an obligation was stipulated to provide bank guarantees that are currently approximately NIS 40 million (principal) to the Ministry of Communications to guarantee DBS's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

For information with respect to the restrictions relating to DBS regarding B Communications' acquisition of control in the Company, see section 1.7.6.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.17.10	Wiring in subscribers' homes

In October 2012, the Ministry of Communications announced that it would cancel the administrative order applicable at that time, regulating subscriber churn between DBS and HOT and reciprocal use of the infrastructure in subscribers' homes which in some cases is owned by the other provider. This announcement was further to the request by DBS and HOT to amend the administrative order, primarily for canceling the advance notice obligation for a subscriber connecting to another service provider. In 2013, DBS and HOT applied to the Ministry of Communications to amend this decision, so that the administrative instruction is not canceled but will be amended as they requested. As at reporting date the Ministry of Communications position on this issue has not yet been received.

5.17.11	Offering service bundles

Under the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company (see section 1.7.2B). A joint service bundle that includes the Company's internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

With regard to conditions published by the Commissioner with regard to the merger of the Company and DBS, see section 1.1.2.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see section 1.7.1C), if the restrictions with regard to the Company's collaboration with DBS (see section1.7.2D) remain in place, the adverse impact of such restrictions on DBS's results may increase.

5.17.12	Regulation of the transmission of video content via media infrastructures

In July 2015, the committee that was appointed for examining regulation of the commercial broadcasts in 2014 submitted its final report. This report contains, among other things, the following recommendations: The establishment of a unified regulatory authority in the communications industry that will prescribe a list of issues that will be arranged through mutual regulation and a code of ethics, the duty to label and classify services, mandatory reporting dates for those entities that are required to report and measurable parameters for checking the level of competition in the communications sector.

For information regarding the Filber Committee interim report see section 5.1.2.

The committees' decisions, if applied, may affect the developing trend of video content transmitted over the web

DBS believes that the VOD services it provides over the web (see section 5.2.3), are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware. DBS also believes that the other services it provides via the internet (such as yesGo) are also not subject to such regulation. Nonetheless, from the Council's various decisions (also see section 5.17.3) it appears that the Council believes it is authorized to also regulate these services regarding DBS. Of the foregoing regulations will be formulated or applied, they may affect the foregoing services provided by DBS.

DBS's estimates in this instance are forward-looking information, as defined in the Securities Law, based in part on the recommendations of the foregoing interim report as published at this date. It is not certain that these recommendations will remain as is in the committee's final report, or that they will be implemented by the Ministry of Communications. These estimates may not materialize, or they may materialize in a manner that differs significantly from that foreseen, in part depending on the final recommendations of the committee, if they will be implemented and how they will be put into practice.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.18	Material agreements

Following is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS's business, which have been signed and/or are valid in the period of the Periodic Report:

5.18.1	Space segment leasing agreement

Under the agreement with Spacecom Communications Ltd. ("Spacecom")58, DBS leases Amos satellite space segments ("Space Agreement"). The term of the agreement is until 2028, whereby in the first stage, the space segments available for DBS use are on satellites Amos 2 and Amos 3, until the end of the Amos 2 shelf expectancy, which according to what DBS was told by Spacecom, is expected to be at the end of September 2016. Once Amos 2 expires, space segments will be available on Amos 3 (until the end of its life expectancy in 2022) and Amos 6, which as DBS was told by Spacecom, as at the reporting date, is expected to be launched in the third quarter of 2016 (which requires several weeks after launch before the satellite begins operating) and its life expectancy is expected to be until 201859.

The agreement is for the lease of 12 space segments, however from 2022 the lease will be for 9 space segments. From commencement of Amos 6 operations, DBS will have rights to lease up to two additional space segments (at the same price as the other segments) by giving notice up to the end of 5 years from the foregoing operations commencement date, and will be entitled to give notice of termination of the lease of the additional segments by prior notice.

In the event of malfunction or non-availability of space segments on any of the satellites, a mechanism will be applied for partial backup on that satellite or on another satellite, if DBS leases space segments on it at that time. Furthermore, Spacecom undertook to make its best reasonable efforts to backup segments that are not supported as aforesaid on the Amos satellites, and if Spacecom is not able to do so, to provide alternative capacity on a satellite of another operator (setting Spacecom's participation in any additional costs, in insignificant amounts, if incurred).

The leasing fee in 2015 amounted to approximately NIS 95 million.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event malfunction or unavailability of any of the satellites, see section 5.21.3D.

In 2011, Spacecom notified DBS concerning a malfunction in the battery of the Amos 3 satellite, which could cause, during certain periods, limited activity of the satellite and took operational action to prevent harming DBS broadcasts. According to the information DBS received from Spacecom, to date the failure has not affected the service that DBS receives from Spacecom, and is not likely to have an effect.

This opinion is forward-looking information, as defined in the Securities Law, based in part on Spacecom's publications regarding the fault and its repercussions and on the materialization of Spacecom's estimates as submitted to DBS. Consequently, this opinion may not materialize, or may materialize in a manner different from that anticipated, in part depending on technical and operating conditions relating to the satellite and the malfunction, as well as on other operational or other measures, insofar as they are taken by Spacecom.

[58]	A company controlled by the controlling shareholders in the Company.
[59]	These estimates concerning the launch of Amos 6 satellite, commencement of the satellite operation and end of their life expectancy are forward-looking information, as defined in the Securities Law, based among other things on the information given by Spacecom to DBS and which, in part, is not in the control of Spacecom, and is dependent on its engagements with third parties. Consequently, these estimates may not materialize or may materialize in a manner significantly different from that expected, inter alia, depending on conditions relating to the launching of satellites, commencement of satellites operating, conditions required for their proper running and the end of the life expectancy of existing satellites, and other external factors that impact their operation and the operations of Spacecom.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.18.2	Financing agreement with the Banks

For a summary of the agreement that terminated on December 31, 2015, see section 5.15.2.

For a summary of the agreement with a bank, see section 5.15.2.

5.18.3	Deeds of trust regarding Debentures (Series A) and Debentures (Series B) and Debenture 2012

For a summary of the main points of the Deeds of Trust and Debenture 2012 (that was redeemed during the reporting year), see Section 5.15.3.

5.18.4	Agreements between DBS and the Company

DBS and the Company are party to agreements that provide, inter alia, priorities for shareholders’ loans granted to DBS subsequent to July 10, 2002 over earlier loans, whereby these agreements will bear CPI linkage differentials and annual accrued linked interest rate of 5.5%, and the loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.19	Legal proceedings[60]

5.19.1	Pending legal proceedings

	Date	Parties	Court	Type of Action	Details	Amount of Claim
A.	March 2013	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

The applicant claims that DBS disconnected customers from channel 5+ and reconnected them only after the said customers contacted the Company and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. The parties conducted negotiations to end the proceedings by settlement. In May 2015 the parties filed a motion with the court to approve a settlement under which DBS will grant the members of the class action group a benefit and will pay compensation to the class action plaintiff and his legal fees ("the Settlement Agreement"). In September 2015, the Attorney General's position regarding the settlement agreement was received, according to which the settlement agreement should not be approved as is because it does not provide real compensation for the group members. During the hearing before the court in December 2015 on the motion to approve the settlement arrangement, the court suggested that the parties amend the settlement arranged so that part of the group members will be given a higher credit to purchase DBS products and another part will not be given the benefit. In February 2016, DBS filed an amended recommendation to the courts for granting a credit to part of the group members only, in a higher amount (with two alternatives) in the different credit format than that suggested by the court.

The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.

B.	June 2014	Customer and apartment building representatives vs. DBS	District (Tel Aviv)	A financial claim filed with a motion (consolidated) to certify it as a class action.

It is claimed that DBS unlawfully charged residents in apartment buildings (subscribers and non-subscribers of DBS) for the electricity consumption for the satellite dishes and/or amplifiers and/or other devices that DBS uses, that are located on these apartment buildings. The applicant has petitioned the court, inter alia, to order DBS to refund to the members of the group, the amount collected for electricity consumption as aforesaid.

The second lawsuit (that was originally filed with the District Court in Haifa, and was moved for hearing before the District Court in Tel Aviv in September 2014) includes a claim that DBS installed equipment in apartment buildings that operate on electricity and according to their claim, DBS connected the outside equipment without approval and consent of the apartment buildings in which the equipment was connected to the communal electricity and also consumed electricity without paying for it.

In October 2015, the court ruled to consolidate the proceedings in both motions for certification and filing of consolidated statements.

NIS 80 million is for monetary and non-monetary damages allegedly caused due to the electricity consumption for DBS systems and an injunction ordering DBS to install electricity meters for measuring the electricity consumption of DBS’s systems. The costs were estimated in the motion to amount to NIS 44.6 million.

[60]	For information concerning reporting policies and materiality, see section 1.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

	Date	Parties	Court	Type of Action	Details	Amount of Claim
C.	September 2014	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	A claim regarding electronic advertisements sent by DBS to its customers, allegedly in contravention of Section 30A of the Communications Law, in breach of DBS’s license and breach of the agreement between DBS and its customers. The applicants petitioned the court for relief for the inconvenience caused to the customers of DBS, harassment, loss of time, etc. and relief in an amount
					that will be determined at the court’s discretion, for enrichment of DBS as a result of sending these messages.	NIS 402 million (with additional relief to be determined at the court's discretion).

D.	July 2015	Customer v. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim of discrimination of DBS customers who are not offered or given the best terms or the lowest price for the services they received from DBS; a claim of discrimination against new DBS customers over existing customers who are eligible for receiving a campaign or benefit for joining DBS; and a claim of discrimination of new members who are acquainted with the company's employees, over other new members. This, according to the allegations, is contrary to DBS obligation under its license and by law to refrain from discriminating with regard to the price for the services it provides. The applicant requests that DBS will compensate members of the group for the monetary difference between the price that each of them actually paid to DBS for the services, and the lowest price they could have paid for those services. In addition, the applicant requests that the court order DBS to offer and provide its services to everyone requesting its services at the same terms and to publish them in its various publications. In September 2015, following the filing of another motion to certify a class action against DBS which engages as alleged, in price discrimination, the court held that the two actions will be defined as related cases and in November 2015 the court ordered the consolidation of two motions to certify.

The applicant does not specify the amount of the claim, but the extent of the damage is estimated to be tens of millions of shekel.

The amount of the second claim is estimated by the applicants to be NIS 13 million plus monetary damages as will be awarded by the Court,

E.	December 2015	Customer v. DBS and HOT	District (Central)	A financial claim filed with a motion to certify it as a class action.

A claim that DBS and HOT operate illegally by providing their customers with premium content services, (as part of the VOD service of DBS and HOT), that is provided under transactions for fixed periods and automatically renewable, while charging their customers for the service unilaterally, without the clients' consent and in violation of the law. Thus, allegedly, they charge their customers illegal amounts and while enriching themselves unjustly.

The applicants do not explicitly mention the amount of the claim, but believe that the conduct described provides DBS and HOT annual income of tens of millions of shekels.

5.19.2	Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date of filing of the action	Parties	Court	Type of Action	Details	Amount of Claim
A.	February 2015	Customer v. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.

It was claimed that the way subtitles are inserted in DBS's television broadcasts detract from the enjoyment of its hearing impaired customers. Thus, it is claimed that DBS misleads its customers regarding the quality of the service it provides and unjust enrichment. The applicant seeks, for the represented group, inter alia, relief of compensation for the alleged damages caused to users due to DBS's alleged deception. In July 2015 a ruling was handed according to which the court approved the motion for withdrawal filed by the applicant, with DBS's agreement.

NIS 126 million

Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.20	Goals and Business Strategy

5.20.1	DBS’s goals are to increase its operating margins and to continue streamlining efforts while maintaining its business and competitive position in the sector.

5.20.2	To achieve these goals, along with efforts to reduce costs, DBS intends to invest considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers; and to retain existing customers; continually improve the array of services to subscribers, create differentiation and innovation in its broadcasting content, to increase the amount of content purchased by each subscriber and expand DBS's value-added services, and to invest in the development and integration of advanced technologies and new services. These efforts include DBS's drive to increase the rate of penetration of advanced services, including the PVR set top boxes and VOD and HD services among its subscribers as well as to also provide its content on additional platforms, such as yesGo (see section 5.4 above), to increase DBS revenues and enhance subscriber loyalty to DBS's services.

5.20.3	DBS’s foregoing goals are forward-looking information, based on forecasts by DBS's management, current trends in the broadcasting market and DBS’s assessment regarding competition in the broadcasting sector, and the regulation which applies and which will apply to DBS and other players, taking into account the restrictions that apply and will apply to the Company, and which affect DBS. However, the forecasts of DBS's management may not materialize, or may materialize in a significantly different manner, due to changes in demand in the broadcasting market, fiercer competition in this sector, the entry of additional providers into the sector or alternative sectors, and in light of the regulatory restrictions which are or will be imposed on DBS or on its partnerships with the Company and other entities in the sector.

5.21	Risk Factors

Following is a list of the threats, weaknesses and other risk factors of DBS (the "Risks”) attributable to the general environment, industry and special nature of its operations.

5.21.1	Macro risks

A.	Financial risks – a material part of DBS's expenses and investments are linked to fluctuations in the exchange rate of the US dollar (particularly content, satellite segments, purchase of set top boxes and additional logistics equipment). Therefore, sharp fluctuations in the exchange rate will have a effect on DBS's business results. In addition, the loans taken out by DBS from its shareholders and the debentures DBS issued are linked to the consumer price index and, therefore, sharp rises in inflation rates could have a material effect on DBS’s business results.

B.	Recession – an economic recession, increase in unemployment rates and a decrease in disposable income might bring about a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and harm to its business results.

C.	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

5.21.2	Sector-specific Risks

A.	Dependence on licenses - DBS provides multi-channel television broadcasts under a broadcasting license and other licenses. Violation of the provisions of the licenses and of the law under which the licenses are issued could bring about, subject to the license conditions, revoking, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating.

B.	Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be affected and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see section 5.17). Regulatory changes may impact DBS’s operations and may have an adverse effect on its financial results. Likewise, the entry of content providers transmitting video content, as set out in section 5.1.1C above, without applicable regulation of their operations and/or without amending the regulations applicable to broadcasting licensees, may significantly affect DBS's financial results. Furthermore, as a provider of public services, DBS operations are subject, inter alia, to consumer protection regulation.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Fierce competition - there is fierce competition with HOT (see section 5.1.8 above) and more recently with Cellcom, which requires DBS to constantly and continually invest in attracting and retaining customers, and dealing with high subscriber churn rates between the companies. For details regarding competition with HOT, see Section 5.7.

D.	Technological developments and improvements - the risk in the development of new technologies is that they will render existing technology inferior, forcing DBS to invest large amounts for retaining its competitive edge. Furthermore, such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services, requiring it to invest large amounts and posing a threat on its competitive standing (see section 5.1.1C).

E.	Alternative multi-channel broadcasting infrastructures - the DTT activity, and particularly its expansion, may have an adverse impact on the financial results of DBS (see section 5.1.1B)

F.	Piracy – the broadcasting sector is exposed to viewers’ pirate connections for receiving broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting providers have rights.

G.	Exposure to class action lawsuits - there is exposure to class action lawsuits in material amounts

5.21.3	DBS specific risks

A.	Exposure to calls for immediate repayment of loans due to non-compliance with loan agreements - DBS failure to comply with the provisions of its agreements with financiers may, in accordance with and subject to their provisions, entitle the relevant lenders grounds to call in all the loans provided to DBS for immediate repayment and exercise of the securities provided by DBS to some of the lenders. With regard to the possibility of DBS debts being called for immediate repayment in the event that the credit provided by another lender is called for immediate repayment, see section 5.15.

B.	Restrictions resulting from the ownership structure - DBS is restricted in joint ventures with the Company with respect to offering communications service bundles that has a material impact on DBS's business status and competitive ability (see section 5.7.2).

C.	Existence of sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact on the ability of DBS to increase its rate of penetration of advanced services (such as PVR and HDPVR set top boxes) and to make it more difficult for it to face the competitive threats in view of technological developments and consumption patterns in the field.

D.	Satellite malfunction and damage - DBS broadcasts via space segments on the Amos 2 and Amos 3 satellites stationed at identical points in space. Failure in one of the satellites, damage to one of them or unavailability (including unavailability of a new satellite designed to replace an earlier satellite that ceased broadcasting) could disrupt and reduce the volume of DBS transmissions, and as at the date of this report such disruption are likely to be more significant in the case of failure, damage or unavailability of the "Amos 2" satellite, on which the majority of DBS segments are leased. Nonetheless, the duplication of the satellites via which broadcasts are transmitted to subscribers as of reporting date (and which is expected to continue until 202261), also in view of the partial backup mechanism prescribed in the Spacecom agreement, significantly reduces the risk entailed by damage, failure or unavailability of one of them, and improves the sustainability of the broadcast. In such event it could be possible to broadcast most of DBS's channels via the space segments available to DBS on the other satellite, and perhaps even via additional segments on the same satellite that might be made available for DBS use by Spacecom, but not all the channels broadcast (for the agreement with Spacecom, see section 5.18.1). DBS is not insured against loss of revenues caused by satellite malfunction.

61 See footnote 59.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

DBS's estimate as aforesaid in this paragraph is forward-looking information. This assessment is based on Spacecom providing space segments and Spacecom's assessment with regard to the continuing life of the satellite, the new satellites starting to operate and the end of the operation of the existing satellites. This estimate may not materialize or may materialize partially or differently if there will be changes in the life expectancy of the satellites or if Spacecom does not provide DBS with alternative segments due to unavailability or malfunction of the space segments or the satellites.

E.	Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, and is also responsible for operating the space segments (see Section 5.18.1).

F.	Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see section 5.13). Failure to receive the products or services they provide could harm DBS’s ability to function and results.

G.	Dependence on use of internal wiring - DBS is dependent on the use of internal wiring in some subscriber homes, which is owned by HOT (see section 5.17.10). Denying the use of Hot infrastructure would constitute a substantial barrier to DBS's subscriber recruitment.

H.	Damage to broadcasting centers - damage to a broadcasting center operations may cause a significant difficulty for continuing broadcasts, however, splitting of broadcasts into two broadcasting centers (Kfar Saba and Re’em Junction) reduces the risk involved if one sustains damage and improves the survivability of some of the broadcasts. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center . This is more significant in the event of damage to the Kfar Saba center, which is the only center with the capacity for broadcasting some of DBS key channels. All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers. Damage to DBS's logistics center could also be a cause of disruption of its operations.

DBS’s assessment as set out in this paragraph is forward-looking information. This estimate is based on the provision of services from the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. Malfunction of DBS's computer systems - A significant malfunction in DBS's central computer systems is liable to wreak havoc with its operational capability.

I.	Malfunction of DBS's computer systems - a significant malfunction in DBS's central computer systems is liable to significantly affect its operational capability. DBS has a remote backup site, designed to be activated and provide partial computer services within a few hours in the event of malfunction, however, it will be impossible to execute significant DBS operational capacities without the proper operation of the central computer systems.

J.	DBS's estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate might not be realized or might be realized to some or other extent if this functioning is not enabled.

K.	Technical inferiority and the inability to offer integrated services - DBS’s technology is inferior to that of Hot. This technical inferiority prevents DBS from providing telephony and internet services, and various interactive services, including VOD, via its infrastructure; and therefore depends on third parties for providing them.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

L.	Malfunction of the encryption system or its enforcement – DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellite and encoded via smart cards that are installed in the set top boxes in subscribers’ homes. Defects in the encryption system or its enforcement or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

M.	Lack of exclusivity on frequencies - The spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated in accordance with the license from the Ministry of Communications, is defined as a frequency spectrum with a secondary allocation, such that an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the foregoing owner of the primary allocation uses the frequency spectrum, this may cause adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS. At the date of this report, to the best of DBS's knowledge, the primary allocation holder has not made use of said frequencies in a manner that caused any real and/or lengthy disruptions to DBS broadcasts.

N.	Broadcast disturbances - as DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

O.	Labor relations - as set out in section 5.12.5, DBS is currently negotiating for signed a collective agreement with the Histadrut and the Workers Committee and the absence of such collective agreement could make labor relations at DBS difficult. Signing a collective agreement is likely to reduce DBS’s managerial flexibility and incur additional costs.

Chapter A (Description of Company Operations) of the Periodic Report for 2015

Breakdown of risk factors ranked according to their impact, in the opinion of DBS management. It should be noted that DBS's assessments of the extent of the impact of a risk factor reflect the scope of the effect on DBS of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk involved in each risk factor, or the probability of its occurrence62:

Summary of risk factors - multi-channel television

Extent of Impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation			X
Sector-specific risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing		X
Exposure to class action lawsuits		X
Company-specific risk
Exposure to credit being called for immediate repayment as a result of failure to comply with the finance agreements		X
Restrictions caused by ownership structure		X
Need for sufficient cash flow		X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on use of internal wiring		X
Damage to broadcasting centers	X
Malfunction of computer systems	X
Technical inferiority and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X
Labor relations			X

The information included in this Section 5.21 and the assessments of DBS regarding the impact of the risk factors on DBS's operations and business constitute forward-looking information as defined in the Securities Law. The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

March 16, 2016
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

62 See footnote 36.

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